ANGLO AMERICAN

02049849

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

SUPPL

Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

SEC MAIL PROCESSING RECEIVED SEP 09 2002 WASH. D.C. SECTION

27 August, 2002

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release dated 06 August 2002 – Minerals Bill: Statement from Anglo American and De Beers.
- Press Release dated 06 August 2002 – Anglo American plc announces further steps in its HIV/AIDS strategy providing anti-retroviral therapy to employees with HIV/AIDs.
- Press Release dated 07 August 2002 – Anglo American plc wishes to draw attention that Anglo Platinum and the Department of Minerals and Energy reach agreement on mining authorisations.
- Press Release dated 12 August 2002 – Anglo American plc notification - announcement by De Beers. De Beers to provide access to HIV/AIDS Anti-Retroviral Treatment.
- Press Release dated 13 August 2002 - Anglo American plc wishes to draw attention to Anglo Platinum's announcement of their results.
- Joint press release by Ministers Mlambo-Ngcuka, Erwin, Manuel, Mdladlana, Shabangu and representatives of Anglo American plc and De Beers.
- Press Release dated 19 August 2002 - Anglo American announces agreement on the future of the Konkola Copper Mines ("KCM") in Zambia.
- Notification of Major Interests in Shares dated 29 July 2002.
- Notification of Major Interests in Shares dated 19 August 2002.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant

dlw 9/10

News Release

6 August 2002

MINERALS BILL: STATEMENT FROM ANGLO AMERICAN AND DE BEERS

We are pleased that it has been made clear that the leaked draft South African mining industry Charter is not official and does not in any way reflect South African Government policy.

The mining industry remains a fundamental pillar of the South African economy and is identified in the minds of investors, internationally and domestically, with business in South Africa. To that extent the Minerals Bill is the most important piece of legislation enacted since the South African Constitution came into effect in 1994 and it is vital that the South African Government should implement the Act in a way which promotes the stability and growth of the mining industry and confirms the reputation of South Africa as a proponent of sound and investor friendly economic policies.

It is therefore further reassuring that we and the South African Government at the highest level have agreed to meet in the next few days to set the scene for a constructive debate on the negotiation of the South African mining industry Charter. We are confident that the meeting will confirm the fundamental principles governing industry transformation to which the South African Government and the industry have committed themselves, most importantly the security of tenure and the sale and transfer of assets in a transparent manner reflecting fair market value.

TONY TRAHAR
CEO: ANGLO AMERICAN PLC

NICKY OPPENHEIMER
CHAIRMAN: DE BEERS

End

News Release

6 August 2002

MINERALS BILL: STATEMENT FROM ANGLO AMERICAN AND DE BEERS

We are pleased that it has been made clear that the leaked draft South African mining industry Charter is not official and does not in any way reflect South African Government policy.

The mining industry remains a fundamental pillar of the South African economy and is identified in the minds of investors, internationally and domestically, with business in South Africa. To that extent the Minerals Bill is the most important piece of legislation enacted since the South African Constitution came into effect in 1994 and it is vital that the South African Government should implement the Act in a way which promotes the stability and growth of the mining industry and confirms the reputation of South Africa as a proponent of sound and investor friendly economic policies.

It is therefore further reassuring that we and the South African Government at the highest level have agreed to meet in the next few days to set the scene for a constructive debate on the negotiation of the South African mining industry Charter. We are confident that the meeting will confirm the fundamental principles governing industry transformation to which the South African Government and the industry have committed themselves, most importantly the security of tenure and the sale and transfer of assets in a transparent manner reflecting fair market value.

TONY TRAHAR
CEO: ANGLO AMERICAN PLC

NICKY OPPENHEIMER
CHAIRMAN: DE BEERS

End

News Release

6 August 2002

MINERALS BILL: STATEMENT FROM ANGLO AMERICAN AND DE BEERS

We are pleased that it has been made clear that the leaked draft South African mining industry Charter is not official and does not in any way reflect South African Government policy.

The mining industry remains a fundamental pillar of the South African economy and is identified in the minds of investors, internationally and domestically, with business in South Africa. To that extent the Minerals Bill is the most important piece of legislation enacted since the South African Constitution came into effect in 1994 and it is vital that the South African Government should implement the Act in a way which promotes the stability and growth of the mining industry and confirms the reputation of South Africa as a proponent of sound and investor friendly economic policies.

It is therefore further reassuring that we and the South African Government at the highest level have agreed to meet in the next few days to set the scene for a constructive debate on the negotiation of the South African mining industry Charter. We are confident that the meeting will confirm the fundamental principles governing industry transformation to which the South African Government and the industry have committed themselves, most importantly the security of tenure and the sale and transfer of assets in a transparent manner reflecting fair market value.

TONY TRAHAR
CEO: ANGLO AMERICAN PLC

NICKY OPPENHEIMER
CHAIRMAN: DE BEERS

End

News Release

6 August 2002

MINERALS BILL: STATEMENT FROM ANGLO AMERICAN AND DE BEERS

We are pleased that it has been made clear that the leaked draft South African mining industry Charter is not official and does not in any way reflect South African Government policy.

The mining industry remains a fundamental pillar of the South African economy and is identified in the minds of investors, internationally and domestically, with business in South Africa. To that extent the Minerals Bill is the most important piece of legislation enacted since the South African Constitution came into effect in 1994 and it is vital that the South African Government should implement the Act in a way which promotes the stability and growth of the mining industry and confirms the reputation of South Africa as a proponent of sound and investor friendly economic policies.

It is therefore further reassuring that we and the South African Government at the highest level have agreed to meet in the next few days to set the scene for a constructive debate on the negotiation of the South African mining industry Charter. We are confident that the meeting will confirm the fundamental principles governing industry transformation to which the South African Government and the industry have committed themselves, most importantly the security of tenure and the sale and transfer of assets in a transparent manner reflecting fair market value.

TONY TRAHAR
CEO: ANGLO AMERICAN PLC

NICKY OPPENHEIMER
CHAIRMAN: DE BEERS

End

News Release

6 August 2002

MINERALS BILL: STATEMENT FROM ANGLO AMERICAN AND DE BEERS

We are pleased that it has been made clear that the leaked draft South African mining industry Charter is not official and does not in any way reflect South African Government policy.

The mining industry remains a fundamental pillar of the South African economy and is identified in the minds of investors, internationally and domestically, with business in South Africa. To that extent the Minerals Bill is the most important piece of legislation enacted since the South African Constitution came into effect in 1994 and it is vital that the South African Government should implement the Act in a way which promotes the stability and growth of the mining industry and confirms the reputation of South Africa as a proponent of sound and investor friendly economic policies.

It is therefore further reassuring that we and the South African Government at the highest level have agreed to meet in the next few days to set the scene for a constructive debate on the negotiation of the South African mining industry Charter. We are confident that the meeting will confirm the fundamental principles governing industry transformation to which the South African Government and the industry have committed themselves, most importantly the security of tenure and the sale and transfer of assets in a transparent manner reflecting fair market value.

TONY TRAHAR
CEO: ANGLO AMERICAN PLC

NICKY OPPENHEIMER
CHAIRMAN: DE BEERS

End

ANGLO AMERICAN

News Release

6 August 2002

ANGLO AMERICAN ANNOUNCES FURTHER STEPS IN ITS HIV/AIDS STRATEGY PROVIDING ANTI-RETROVIRAL THERAPY TO EMPLOYEES WITH HIV/AIDS

The provision of anti-retroviral therapy (ART) for HIV/AIDS has been the subject of intense discussion and research within the Anglo American Group over the last eighteen months.

Operating companies will now be encouraged to enhance their HIV/AIDS wellness programmes by making ART available at company expense to HIV positive employees who do not have an ART benefit through a medical aid scheme and who have progressed to a stage of HIV infection where ART is clinically indicated. These companies will consult with both trade unions and government on issues relating to implementation.

The progressive rollout will be coordinated across the group using available health care facilities and according to well-defined protocols with rigorous monitoring and evaluation. The pace of the rollout will vary at company level depending, inter alia, on the availability of suitable company health infrastructure. The first steps on a pilot basis have already been signalled in terms of the AngloGold/Union and Association agreement on HIV/AIDS signed on 25 July 2002.

It is accepted internationally that the magnitude of the health challenge posed by HIV/AIDS, especially in southern Africa, is such that it cannot be adequately addressed by individual companies or even sectors acting in isolation but requires a partnership between all stakeholders. Anglo American and its operating companies will, therefore, seek to work with national and provincial governments and local authorities, international donors such as the Global Fund, and appropriate NGOs and communities in order that the public sector capacity is created to extend ART delivery beyond the workplace to the broader community, including dependents of employees and retired employees, who do not belong to medical aid schemes with an ART benefit.

The costs to individual operating companies will depend on the level of HIV prevalence, the rate of uptake by employees meeting the clinical criteria for ART and on the prices and types of drugs prescribed. It is anticipated that the prices of drugs will fall significantly as usage increases and/or generic alternatives become available.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

The operating companies expect to derive benefits from their HIV programmes through extending the lives of infected employees and containing future AIDS related costs, including absenteeism, medical expenses, pension benefits and the recruitment and training costs required to replace employees who become too ill to work.

Finally, operating companies within the Anglo American Group will continue to promote their substantial education and prevention programmes as it is vital to ensure that the large majority of our employees who are HIV negative remain so. One of the key benefits of a comprehensive strategy with an emphasis on voluntary counselling and testing is that it promotes the individual behavioural change that is essential to turn the tide of the AIDS epidemic.

BACKGROUND

During the 1990's Anglo American developed a comprehensive HIV/AIDS programme that covered both prevention and care of its employees suffering from HIV/AIDS. In the Anglo American Safety, Health and Environmental Report of 2001 this was published as a strategy comprising the following key elements.

- Pursuing the HIV/AIDS prevention campaign with renewed vigour, with special emphasis on partnerships and community interventions.
- Establishing the prevalence of HIV infection at all southern African operations through voluntary, anonymous, unlinked HIV prevalence surveys.
- Encouraging large scale voluntary counselling and testing (VCT) for HIV infection in the workforce and in the surrounding community.
- Linking VCT to a programme of care for people infected with HIV.
- Implementing large-scale prevention and treatment campaigns for sexually transmitted infections (STI's).
- Implementing a formal system of HIV/AIDS Reporting.
- Conducting research into the effectiveness of the Group's HIV/AIDS strategy.
- Participating in HIV clinical vaccine trials.

HIV/AIDS wellness programmes are an integral part of the care and support that are provided for individuals that are infected with HIV. The elements of these programmes now comprise:

- understanding the disease through intensive counselling and support;
- encouraging a healthy lifestyle, with good nutrition;
- preventing and treating opportunistic infections, especially TB;
- providing access to appropriate and sustainable antiretroviral therapy (ART) when clinically indicated.

Anglo American's pioneering work in the field of policy and advocacy on HIV/AIDS has been recognised by a Commonwealth award for action on HIV/AIDS in 2001.

For further information:

Anglo American - London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

6 August 2002

ANGLO AMERICAN ANNOUNCES FURTHER STEPS IN ITS HIV/AIDS STRATEGY PROVIDING ANTI-RETROVIRAL THERAPY TO EMPLOYEES WITH HIV/AIDS

The provision of anti-retroviral therapy (ART) for HIV/AIDS has been the subject of intense discussion and research within the Anglo American Group over the last eighteen months.

Operating companies will now be encouraged to enhance their HIV/AIDS wellness programmes by making ART available at company expense to HIV positive employees who do not have an ART benefit through a medical aid scheme and who have progressed to a stage of HIV infection where ART is clinically indicated. These companies will consult with both trade unions and government on issues relating to implementation.

The progressive rollout will be coordinated across the group using available health care facilities and according to well-defined protocols with rigorous monitoring and evaluation. The pace of the rollout will vary at company level depending, inter alia, on the availability of suitable company health infrastructure. The first steps on a pilot basis have already been signalled in terms of the AngloGold/Union and Association agreement on HIV/AIDS signed on 25 July 2002.

It is accepted internationally that the magnitude of the health challenge posed by HIV/AIDS, especially in southern Africa, is such that it cannot be adequately addressed by individual companies or even sectors acting in isolation but requires a partnership between all stakeholders. Anglo American and its operating companies will, therefore, seek to work with national and provincial governments and local authorities, international donors such as the Global Fund, and appropriate NGOs and communities in order that the public sector capacity is created to extend ART delivery beyond the workplace to the broader community, including dependents of employees and retired employees, who do not belong to medical aid schemes with an ART benefit.

The costs to individual operating companies will depend on the level of HIV prevalence, the rate of uptake by employees meeting the clinical criteria for ART and on the prices and types of drugs prescribed. It is anticipated that the prices of drugs will fall significantly as usage increases and/or generic alternatives become available.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

The operating companies expect to derive benefits from their HIV programmes through extending the lives of infected employees and containing future AIDS related costs, including absenteeism, medical expenses, pension benefits and the recruitment and training costs required to replace employees who become too ill to work.

Finally, operating companies within the Anglo American Group will continue to promote their substantial education and prevention programmes as it is vital to ensure that the large majority of our employees who are HIV negative remain so. One of the key benefits of a comprehensive strategy with an emphasis on voluntary counselling and testing is that it promotes the individual behavioural change that is essential to turn the tide of the AIDS epidemic.

BACKGROUND

During the 1990's Anglo American developed a comprehensive HIV/AIDS programme that covered both prevention and care of its employees suffering from HIV/AIDS. In the Anglo American Safety, Health and Environmental Report of 2001 this was published as a strategy comprising the following key elements.

- Pursuing the HIV/AIDS prevention campaign with renewed vigour, with special emphasis on partnerships and community interventions.
- Establishing the prevalence of HIV infection at all southern African operations through voluntary, anonymous, unlinked HIV prevalence surveys.
- Encouraging large scale voluntary counselling and testing (VCT) for HIV infection in the workforce and in the surrounding community.
- Linking VCT to a programme of care for people infected with HIV.
- Implementing large-scale prevention and treatment campaigns for sexually transmitted infections (STI's).
- Implementing a formal system of HIV/AIDS Reporting.
- Conducting research into the effectiveness of the Group's HIV/AIDS strategy.
- Participating in HIV clinical vaccine trials.

HIV/AIDS wellness programmes are an integral part of the care and support that are provided for individuals that are infected with HIV. The elements of these programmes now comprise:

- understanding the disease through intensive counselling and support;
- encouraging a healthy lifestyle, with good nutrition;
- preventing and treating opportunistic infections, especially TB;
- providing access to appropriate and sustainable antiretroviral therapy (ART) when clinically indicated.

Anglo American's pioneering work in the field of policy and advocacy on HIV/AIDS has been recognised by a Commonwealth award for action on HIV/AIDS in 2001.

For further information:

Anglo American - London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

6 August 2002

ANGLO AMERICAN ANNOUNCES FURTHER STEPS IN ITS HIV/AIDS STRATEGY PROVIDING ANTI-RETROVIRAL THERAPY TO EMPLOYEES WITH HIV/AIDS

The provision of anti-retroviral therapy (ART) for HIV/AIDS has been the subject of intense discussion and research within the Anglo American Group over the last eighteen months.

Operating companies will now be encouraged to enhance their HIV/AIDS wellness programmes by making ART available at company expense to HIV positive employees who do not have an ART benefit through a medical aid scheme and who have progressed to a stage of HIV infection where ART is clinically indicated. These companies will consult with both trade unions and government on issues relating to implementation.

The progressive rollout will be coordinated across the group using available health care facilities and according to well-defined protocols with rigorous monitoring and evaluation. The pace of the rollout will vary at company level depending, inter alia, on the availability of suitable company health infrastructure. The first steps on a pilot basis have already been signalled in terms of the AngloGold/Union and Association agreement on HIV/AIDS signed on 25 July 2002.

It is accepted internationally that the magnitude of the health challenge posed by HIV/AIDS, especially in southern Africa, is such that it cannot be adequately addressed by individual companies or even sectors acting in isolation but requires a partnership between all stakeholders. Anglo American and its operating companies will, therefore, seek to work with national and provincial governments and local authorities, international donors such as the Global Fund, and appropriate NGOs and communities in order that the public sector capacity is created to extend ART delivery beyond the workplace to the broader community, including dependents of employees and retired employees, who do not belong to medical aid schemes with an ART benefit.

The costs to individual operating companies will depend on the level of HIV prevalence, the rate of uptake by employees meeting the clinical criteria for ART and on the prices and types of drugs prescribed. It is anticipated that the prices of drugs will fall significantly as usage increases and/or generic alternatives become available.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

The operating companies expect to derive benefits from their HIV programmes through extending the lives of infected employees and containing future AIDS related costs, including absenteeism, medical expenses, pension benefits and the recruitment and training costs required to replace employees who become too ill to work.

Finally, operating companies within the Anglo American Group will continue to promote their substantial education and prevention programmes as it is vital to ensure that the large majority of our employees who are HIV negative remain so. One of the key benefits of a comprehensive strategy with an emphasis on voluntary counselling and testing is that it promotes the individual behavioural change that is essential to turn the tide of the AIDS epidemic.

BACKGROUND

During the 1990's Anglo American developed a comprehensive HIV/AIDS programme that covered both prevention and care of its employees suffering from HIV/AIDS. In the Anglo American Safety, Health and Environmental Report of 2001 this was published as a strategy comprising the following key elements.

- Pursuing the HIV/AIDS prevention campaign with renewed vigour, with special emphasis on partnerships and community interventions.
- Establishing the prevalence of HIV infection at all southern African operations through voluntary, anonymous, unlinked HIV prevalence surveys.
- Encouraging large scale voluntary counselling and testing (VCT) for HIV infection in the workforce and in the surrounding community.
- Linking VCT to a programme of care for people infected with HIV.
- Implementing large-scale prevention and treatment campaigns for sexually transmitted infections (STI's).
- Implementing a formal system of HIV/AIDS Reporting.
- Conducting research into the effectiveness of the Group's HIV/AIDS strategy.
- Participating in HIV clinical vaccine trials.

HIV/AIDS wellness programmes are an integral part of the care and support that are provided for individuals that are infected with HIV. The elements of these programmes now comprise:

- understanding the disease through intensive counselling and support;
- encouraging a healthy lifestyle, with good nutrition;
- preventing and treating opportunistic infections, especially TB;
- providing access to appropriate and sustainable antiretroviral therapy (ART) when clinically indicated.

Anglo American's pioneering work in the field of policy and advocacy on HIV/AIDS has been recognised by a Commonwealth award for action on HIV/AIDS in 2001.

For further information:

Anglo American - London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

6 August 2002

ANGLO AMERICAN ANNOUNCES FURTHER STEPS IN ITS HIV/AIDS STRATEGY PROVIDING ANTI-RETROVIRAL THERAPY TO EMPLOYEES WITH HIV/AIDS

The provision of anti-retroviral therapy (ART) for HIV/AIDS has been the subject of intense discussion and research within the Anglo American Group over the last eighteen months.

Operating companies will now be encouraged to enhance their HIV/AIDS wellness programmes by making ART available at company expense to HIV positive employees who do not have an ART benefit through a medical aid scheme and who have progressed to a stage of HIV infection where ART is clinically indicated. These companies will consult with both trade unions and government on issues relating to implementation.

The progressive rollout will be coordinated across the group using available health care facilities and according to well-defined protocols with rigorous monitoring and evaluation. The pace of the rollout will vary at company level depending, inter alia, on the availability of suitable company health infrastructure. The first steps on a pilot basis have already been signalled in terms of the AngloGold/Union and Association agreement on HIV/AIDS signed on 25 July 2002.

It is accepted internationally that the magnitude of the health challenge posed by HIV/AIDS, especially in southern Africa, is such that it cannot be adequately addressed by individual companies or even sectors acting in isolation but requires a partnership between all stakeholders. Anglo American and its operating companies will, therefore, seek to work with national and provincial governments and local authorities, international donors such as the Global Fund, and appropriate NGOs and communities in order that the public sector capacity is created to extend ART delivery beyond the workplace to the broader community, including dependents of employees and retired employees, who do not belong to medical aid schemes with an ART benefit.

The costs to individual operating companies will depend on the level of HIV prevalence, the rate of uptake by employees meeting the clinical criteria for ART and on the prices and types of drugs prescribed. It is anticipated that the prices of drugs will fall significantly as usage increases and/or generic alternatives become available.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

The operating companies expect to derive benefits from their HIV programmes through extending the lives of infected employees and containing future AIDS related costs, including absenteeism, medical expenses, pension benefits and the recruitment and training costs required to replace employees who become too ill to work.

Finally, operating companies within the Anglo American Group will continue to promote their substantial education and prevention programmes as it is vital to ensure that the large majority of our employees who are HIV negative remain so. One of the key benefits of a comprehensive strategy with an emphasis on voluntary counselling and testing is that it promotes the individual behavioural change that is essential to turn the tide of the AIDS epidemic.

BACKGROUND

During the 1990's Anglo American developed a comprehensive HIV/AIDS programme that covered both prevention and care of its employees suffering from HIV/AIDS. In the Anglo American Safety, Health and Environmental Report of 2001 this was published as a strategy comprising the following key elements.

- Pursuing the HIV/AIDS prevention campaign with renewed vigour, with special emphasis on partnerships and community interventions.
- Establishing the prevalence of HIV infection at all southern African operations through voluntary, anonymous, unlinked HIV prevalence surveys.
- Encouraging large scale voluntary counselling and testing (VCT) for HIV infection in the workforce and in the surrounding community.
- Linking VCT to a programme of care for people infected with HIV.
- Implementing large-scale prevention and treatment campaigns for sexually transmitted infections (STI's).
- Implementing a formal system of HIV/AIDS Reporting.
- Conducting research into the effectiveness of the Group's HIV/AIDS strategy.
- Participating in HIV clinical vaccine trials.

HIV/AIDS wellness programmes are an integral part of the care and support that are provided for individuals that are infected with HIV. The elements of these programmes now comprise:

- understanding the disease through intensive counselling and support;
- encouraging a healthy lifestyle, with good nutrition;
- preventing and treating opportunistic infections, especially TB;
- providing access to appropriate and sustainable antiretroviral therapy (ART) when clinically indicated.

Anglo American's pioneering work in the field of policy and advocacy on HIV/AIDS has been recognised by a Commonwealth award for action on HIV/AIDS in 2001.

For further information:

Anglo American - London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

6 August 2002

ANGLO AMERICAN ANNOUNCES FURTHER STEPS IN ITS HIV/AIDS STRATEGY PROVIDING ANTI-RETROVIRAL THERAPY TO EMPLOYEES WITH HIV/AIDS

The provision of anti-retroviral therapy (ART) for HIV/AIDS has been the subject of intense discussion and research within the Anglo American Group over the last eighteen months.

Operating companies will now be encouraged to enhance their HIV/AIDS wellness programmes by making ART available at company expense to HIV positive employees who do not have an ART benefit through a medical aid scheme and who have progressed to a stage of HIV infection where ART is clinically indicated. These companies will consult with both trade unions and government on issues relating to implementation.

The progressive rollout will be coordinated across the group using available health care facilities and according to well-defined protocols with rigorous monitoring and evaluation. The pace of the rollout will vary at company level depending, inter alia, on the availability of suitable company health infrastructure. The first steps on a pilot basis have already been signalled in terms of the AngloGold/Union and Association agreement on HIV/AIDS signed on 25 July 2002.

It is accepted internationally that the magnitude of the health challenge posed by HIV/AIDS, especially in southern Africa, is such that it cannot be adequately addressed by individual companies or even sectors acting in isolation but requires a partnership between all stakeholders. Anglo American and its operating companies will, therefore, seek to work with national and provincial governments and local authorities, international donors such as the Global Fund, and appropriate NGOs and communities in order that the public sector capacity is created to extend ART delivery beyond the workplace to the broader community, including dependents of employees and retired employees, who do not belong to medical aid schemes with an ART benefit.

The costs to individual operating companies will depend on the level of HIV prevalence, the rate of uptake by employees meeting the clinical criteria for ART and on the prices and types of drugs prescribed. It is anticipated that the prices of drugs will fall significantly as usage increases and/or generic alternatives become available.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

The operating companies expect to derive benefits from their HIV programmes through extending the lives of infected employees and containing future AIDS related costs, including absenteeism, medical expenses, pension benefits and the recruitment and training costs required to replace employees who become too ill to work.

Finally, operating companies within the Anglo American Group will continue to promote their substantial education and prevention programmes as it is vital to ensure that the large majority of our employees who are HIV negative remain so. One of the key benefits of a comprehensive strategy with an emphasis on voluntary counselling and testing is that it promotes the individual behavioural change that is essential to turn the tide of the AIDS epidemic.

BACKGROUND

During the 1990's Anglo American developed a comprehensive HIV/AIDS programme that covered both prevention and care of its employees suffering from HIV/AIDS. In the Anglo American Safety, Health and Environmental Report of 2001 this was published as a strategy comprising the following key elements.

- Pursuing the HIV/AIDS prevention campaign with renewed vigour, with special emphasis on partnerships and community interventions.
- Establishing the prevalence of HIV infection at all southern African operations through voluntary, anonymous, unlinked HIV prevalence surveys.
- Encouraging large scale voluntary counselling and testing (VCT) for HIV infection in the workforce and in the surrounding community.
- Linking VCT to a programme of care for people infected with HIV.
- Implementing large-scale prevention and treatment campaigns for sexually transmitted infections (STI's).
- Implementing a formal system of HIV/AIDS Reporting.
- Conducting research into the effectiveness of the Group's HIV/AIDS strategy.
- Participating in HIV clinical vaccine trials.

HIV/AIDS wellness programmes are an integral part of the care and support that are provided for individuals that are infected with HIV. The elements of these programmes now comprise:

- understanding the disease through intensive counselling and support;
- encouraging a healthy lifestyle, with good nutrition;
- preventing and treating opportunistic infections, especially TB;
- providing access to appropriate and sustainable antiretroviral therapy (ART) when clinically indicated.

Anglo American's pioneering work in the field of policy and advocacy on HIV/AIDS has been recognised by a Commonwealth award for action on HIV/AIDS in 2001.

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

7 August 2002

Anglo American plc wishes to draw attention to the following announcement made by Anglo Platinum this afternoon:

MEDIA RELEASE

ANGLO PLATINUM AND THE DEPARTMENT OF MINERALS AND ENERGY REACH AGREEMENT ON MINING AUTHORISATIONS

Anglo Platinum and the Department of Minerals and Energy ("the Department") have been engaged in discussions since October 2000 to restructure Anglo Platinum's mineral rights portfolio to enable it to expand its production in response to Platinum market demand expectations. In December 2000 agreement was reached whereby Anglo Platinum released a number of farms on the Eastern Limb of the Bushveld Complex to the Department. Since that time and in anticipation of the new Minerals Bill, Anglo Platinum and the Department have been in discussions intended to meet both the Department's objectives in respect of Black Economic Empowerment and Anglo Platinum's objectives of security of tenure of its current operations and the development of expansion projects.

The objectives of both parties have now been met. Agreement has been reached in terms of which six of Anglo Platinum's applications for mining authorisations will be processed by the Department – four for existing operations and two in respect of expansion on the Twickenham and Der Brochen project areas.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

In terms of the agreement two Black Economic Empowerment groupings will acquire 50% ownership of discrete portions on each of the Twickenham and Der Brochen project areas identified as being able to support an independently managed stand alone operation. Participation by the BEE groupings will be facilitated by the contribution of certain farms to the joint ventures. Anglo Platinum will independently own (100%) and develop other portions of the Twickenham and Der Brochen project areas.

The requirements for BEE in respect of existing operations will remain governed by the new bill and associated mining charter when finalised.

Anglo Platinum is therefore pleased to confirm that implementation of this agreement will enable the announced expansion programmes, at a cost of approximately R20 billion and creating 13 000 new jobs, to proceed as soon as mining authorisations in terms of the agreement have been issued by the Department.

Anglo Platinum has to date successfully negotiated significant Black Economic Empowerment initiatives with Mvelaphanda Platinum and African Rainbow Minerals and is looking forward to developing further Black Economic Empowerment partnerships in terms of this agreement.

For further information, please contact

Mike Mtakati
(011) 373-6865
083 455 7887

7 August 2002

ANGLO AMERICAN

News Release

7 August 2002

Anglo American plc wishes to draw attention to the following announcement made by Anglo Platinum this afternoon:

MEDIA RELEASE

ANGLO PLATINUM AND THE DEPARTMENT OF MINERALS AND ENERGY REACH AGREEMENT ON MINING AUTHORISATIONS

Anglo Platinum and the Department of Minerals and Energy ("the Department") have been engaged in discussions since October 2000 to restructure Anglo Platinum's mineral rights portfolio to enable it to expand its production in response to Platinum market demand expectations. In December 2000 agreement was reached whereby Anglo Platinum released a number of farms on the Eastern Limb of the Bushveld Complex to the Department. Since that time and in anticipation of the new Minerals Bill, Anglo Platinum and the Department have been in discussions intended to meet both the Department's objectives in respect of Black Economic Empowerment and Anglo Platinum's objectives of security of tenure of its current operations and the development of expansion projects.

The objectives of both parties have now been met. Agreement has been reached in terms of which six of Anglo Platinum's applications for mining authorisations will be processed by the Department – four for existing operations and two in respect of expansion on the Twickenham and Der Brochen project areas.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

In terms of the agreement two Black Economic Empowerment groupings will acquire 50% ownership of discrete portions on each of the Twickenham and Der Brochen project areas identified as being able to support an independently managed stand alone operation. Participation by the BEE groupings will be facilitated by the contribution of certain farms to the joint ventures. Anglo Platinum will independently own (100%) and develop other portions of the Twickenham and Der Brochen project areas.

The requirements for BEE in respect of existing operations will remain governed by the new bill and associated mining charter when finalised.

Anglo Platinum is therefore pleased to confirm that implementation of this agreement will enable the announced expansion programmes, at a cost of approximately R20 billion and creating 13 000 new jobs, to proceed as soon as mining authorisations in terms of the agreement have been issued by the Department.

Anglo Platinum has to date successfully negotiated significant Black Economic Empowerment initiatives with Mvelaphanda Platinum and African Rainbow Minerals and is looking forward to developing further Black Economic Empowerment partnerships in terms of this agreement.

For further information, please contact

Mike Mtakati
(011) 373-6865
083 455 7887

7 August 2002

ANGLO AMERICAN

News Release

7 August 2002

Anglo American plc wishes to draw attention to the following announcement made by Anglo Platinum this afternoon:

MEDIA RELEASE

ANGLO PLATINUM AND THE DEPARTMENT OF MINERALS AND ENERGY REACH AGREEMENT ON MINING AUTHORISATIONS

Anglo Platinum and the Department of Minerals and Energy ("the Department") have been engaged in discussions since October 2000 to restructure Anglo Platinum's mineral rights portfolio to enable it to expand its production in response to Platinum market demand expectations. In December 2000 agreement was reached whereby Anglo Platinum released a number of farms on the Eastern Limb of the Bushveld Complex to the Department. Since that time and in anticipation of the new Minerals Bill, Anglo Platinum and the Department have been in discussions intended to meet both the Department's objectives in respect of Black Economic Empowerment and Anglo Platinum's objectives of security of tenure of its current operations and the development of expansion projects.

The objectives of both parties have now been met. Agreement has been reached in terms of which six of Anglo Platinum's applications for mining authorisations will be processed by the Department – four for existing operations and two in respect of expansion on the Twickenham and Der Brochen project areas.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

In terms of the agreement two Black Economic Empowerment groupings will acquire 50% ownership of discrete portions on each of the Twickenham and Der Brochen project areas identified as being able to support an independently managed stand alone operation. Participation by the BEE groupings will be facilitated by the contribution of certain farms to the joint ventures. Anglo Platinum will independently own (100%) and develop other portions of the Twickenham and Der Brochen project areas.

The requirements for BEE in respect of existing operations will remain governed by the new bill and associated mining charter when finalised.

Anglo Platinum is therefore pleased to confirm that implementation of this agreement will enable the announced expansion programmes, at a cost of approximately R20 billion and creating 13 000 new jobs, to proceed as soon as mining authorisations in terms of the agreement have been issued by the Department.

Anglo Platinum has to date successfully negotiated significant Black Economic Empowerment initiatives with Mvelaphanda Platinum and African Rainbow Minerals and is looking forward to developing further Black Economic Empowerment partnerships in terms of this agreement.

For further information, please contact

Mike Mtakati
(011) 373-6865
083 455 7887

7 August 2002

ANGLO AMERICAN

News Release

7 August 2002

Anglo American plc wishes to draw attention to the following announcement made by Anglo Platinum this afternoon:

MEDIA RELEASE

ANGLO PLATINUM AND THE DEPARTMENT OF MINERALS AND ENERGY REACH AGREEMENT ON MINING AUTHORISATIONS

Anglo Platinum and the Department of Minerals and Energy ("the Department") have been engaged in discussions since October 2000 to restructure Anglo Platinum's mineral rights portfolio to enable it to expand its production in response to Platinum market demand expectations. In December 2000 agreement was reached whereby Anglo Platinum released a number of farms on the Eastern Limb of the Bushveld Complex to the Department. Since that time and in anticipation of the new Minerals Bill, Anglo Platinum and the Department have been in discussions intended to meet both the Department's objectives in respect of Black Economic Empowerment and Anglo Platinum's objectives of security of tenure of its current operations and the development of expansion projects.

The objectives of both parties have now been met. Agreement has been reached in terms of which six of Anglo Platinum's applications for mining authorisations will be processed by the Department – four for existing operations and two in respect of expansion on the Twickenham and Der Brochen project areas.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

In terms of the agreement two Black Economic Empowerment groupings will acquire 50% ownership of discrete portions on each of the Twickenham and Der Brochen project areas identified as being able to support an independently managed stand alone operation. Participation by the BEE groupings will be facilitated by the contribution of certain farms to the joint ventures. Anglo Platinum will independently own (100%) and develop other portions of the Twickenham and Der Brochen project areas.

The requirements for BEE in respect of existing operations will remain governed by the new bill and associated mining charter when finalised.

Anglo Platinum is therefore pleased to confirm that implementation of this agreement will enable the announced expansion programmes, at a cost of approximately R20 billion and creating 13 000 new jobs, to proceed as soon as mining authorisations in terms of the agreement have been issued by the Department.

Anglo Platinum has to date successfully negotiated significant Black Economic Empowerment initiatives with Mvelaphanda Platinum and African Rainbow Minerals and is looking forward to developing further Black Economic Empowerment partnerships in terms of this agreement.

For further information, please contact

Mike Mtakati
(011) 373-6865
083 455 7887

7 August 2002

ANGLO AMERICAN

News Release

7 August 2002

Anglo American plc wishes to draw attention to the following announcement made by Anglo Platinum this afternoon:

MEDIA RELEASE

ANGLO PLATINUM AND THE DEPARTMENT OF MINERALS AND ENERGY REACH AGREEMENT ON MINING AUTHORISATIONS

Anglo Platinum and the Department of Minerals and Energy ("the Department") have been engaged in discussions since October 2000 to restructure Anglo Platinum's mineral rights portfolio to enable it to expand its production in response to Platinum market demand expectations. In December 2000 agreement was reached whereby Anglo Platinum released a number of farms on the Eastern Limb of the Bushveld Complex to the Department. Since that time and in anticipation of the new Minerals Bill, Anglo Platinum and the Department have been in discussions intended to meet both the Department's objectives in respect of Black Economic Empowerment and Anglo Platinum's objectives of security of tenure of its current operations and the development of expansion projects.

The objectives of both parties have now been met. Agreement has been reached in terms of which six of Anglo Platinum's applications for mining authorisations will be processed by the Department – four for existing operations and two in respect of expansion on the Twickenham and Der Brochen project areas.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

In terms of the agreement two Black Economic Empowerment groupings will acquire 50% ownership of discrete portions on each of the Twickenham and Der Brochen project areas identified as being able to support an independently managed stand alone operation. Participation by the BEE groupings will be facilitated by the contribution of certain farms to the joint ventures. Anglo Platinum will independently own (100%) and develop other portions of the Twickenham and Der Brochen project areas.

The requirements for BEE in respect of existing operations will remain governed by the new bill and associated mining charter when finalised.

Anglo Platinum is therefore pleased to confirm that implementation of this agreement will enable the announced expansion programmes, at a cost of approximately R20 billion and creating 13 000 new jobs, to proceed as soon as mining authorisations in terms of the agreement have been issued by the Department.

Anglo Platinum has to date successfully negotiated significant Black Economic Empowerment initiatives with Mvelaphanda Platinum and African Rainbow Minerals and is looking forward to developing further Black Economic Empowerment partnerships in terms of this agreement.

For further information, please contact

Mike Mtakati
(011) 373-6865
083 455 7887

7 August 2002

ANGLO AMERICAN

News Release

12 August 2002

Anglo American plc notification - announcement by De Beers

Anglo American plc would like to draw attention to the following announcement by De Beers attached hereto:

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

DE BEERS

A DIAMOND IS FOREVER

MEDIA RELEASE

12 August 2002

FOR IMMEDIATE RELEASE

De Beers to provide access to HIV/AIDS Anti-Retroviral Treatment

De Beers has taken the decision to introduce anti-retroviral treatment as another integral component in its strategy in fighting HIV/AIDS.

The access to drug treatment is an important addition to the company's holistic approach to employee health and wellness. Consultation with stakeholders such as Government and trade unions will be an important part of the process. Additionally there are some logistical and legal issues that need to be resolved but we hope that the rollout of the drug treatment programme will begin in January 2003.

Whilst this intervention is an important step towards minimising the impact of the Aids pandemic on employees and the company, De Beers believes that health and wellness is, first and foremost, the responsibility of individuals. We therefore encourage every employee and their partner to know their status through the company's free voluntary counselling and testing programme or other facilities.

To encourage compliance with treatment regimes, participants in the drug treatment programme will be expected to make a ten per cent contribution towards the costs. This is in line with best practice established by De Beers' partner company, Debswana in Botswana over the last year of providing drugs to employees.

This will be a global programme available to all De Beers permanent employees as well as a spouse or life partner.

Access to drug treatment will initially run for a two-year pilot period starting January 2003 at the end of which De Beers will review its position. This is with a view to the dynamic environment of continuing drug development and possible Government intervention.

HEAD OFFICE
CORPORATE COMMUNICATIONS

36 STOCKDALE STREET KIMBERLEY 8301 PO BOX 616 KIMBERLEY 8300
TEL +27 (0) 53 839 4270 FAX +27 (0) 53 839 4210/4230

DE BEERS
A DIAMOND IS FOREVER

Managing Director of De Beers, Gary Ralfe says, "The provision of anti-retroviral treatment is a moral and humanitarian issue aimed at extending lives and improving the quality of life for infected employees. But it is important to recognise that it is only one aspect of a comprehensive approach by De Beers to employee health and wellness."

The key components of the company's approach to employee wellness include:

- The Employee Assistance Programme already in existence;
- HIV/AIDS education and awareness programmes, including the training of peer educators;
- Access to free Voluntary Counselling and Testing (VCT);
- Conveying the importance of general healthy living
- Conveying the importance of general fitness and nutrition
- Disease surveillance and management programmes, eg Tuberculosis control
- Occupational Health best practice at all operations

"Our vision," adds Ralfe, "is for De Beers to be recognised as an employer of choice, leading the fight against HIV/AIDS by applying best practice. We hope our decision will encourage other considering similar interventions in their fight against HIV/AIDS."

ENDS

For information on the company's response to HIV/AIDS please visit our website at www.debeersgroup.com

ENQUIRIES:

Public and Corporate Affairs

SOUTH AFRICA:

Tracey Peterson	+27 (0)11 374 7388 (w)
	+27 (0)83 408 7173 (c)
Brian Roodt	+27 (0)82 412 6133 (c)

LONDON:

Lynette Hori	+44 207 430 3509 (w)

ANGLO
AMERICAN

News Release

12 August 2002

Anglo American plc notification - announcement by De Beers

Anglo American plc would like to draw attention to the following announcement by De Beers attached hereto:

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

De Beers

A DIAMOND IS FOREVER

MEDIA RELEASE

12 August 2002

FOR IMMEDIATE RELEASE

De Beers to provide access to HIV/AIDS Anti-Retroviral Treatment

De Beers has taken the decision to introduce anti-retroviral treatment as another integral component in its strategy in fighting HIV/AIDS.

The access to drug treatment is an important addition to the company's holistic approach to employee health and wellness. Consultation with stakeholders such as Government and trade unions will be an important part of the process. Additionally there are some logistical and legal issues that need to be resolved but we hope that the rollout of the drug treatment programme will begin in January 2003.

Whilst this intervention is an important step towards minimising the impact of the Aids pandemic on employees and the company, De Beers believes that health and wellness is, first and foremost, the responsibility of individuals. We therefore encourage every employee and their partner to know their status through the company's free voluntary counselling and testing programme or other facilities.

To encourage compliance with treatment regimes, participants in the drug treatment programme will be expected to make a ten per cent contribution towards the costs. This is in line with best practice established by De Beers' partner company, Debswana in Botswana over the last year of providing drugs to employees.

This will be a global programme available to all De Beers permanent employees as well as a spouse or life partner.

Access to drug treatment will initially run for a two-year pilot period starting January 2003 at the end of which De Beers will review its position. This is with a view to the dynamic environment of continuing drug development and possible Government intervention.

HEAD OFFICE
CORPORATE COMMUNICATIONS

36 STOCKDALE STREET KIMBERLEY 8301 PO BOX 616 KIMBERLEY 8300
TEL +27 (0) 53 839 4270 FAX +27 (0) 53 839 4210/4230

Managing Director of De Beers, Gary Ralfe says, "The provision of anti-retroviral treatment is a moral and humanitarian issue aimed at extending lives and improving the quality of life for infected employees. But it is important to recognise that it is only one aspect of a comprehensive approach by De Beers to employee health and wellness."

The key components of the company's approach to employee wellness include:

- The Employee Assistance Programme already in existence;
- HIV/AIDS education and awareness programmes, including the training of peer educators;
- Access to free Voluntary Counselling and Testing (VCT);
- Conveying the importance of general healthy living
- Conveying the importance of general fitness and nutrition
- Disease surveillance and management programmes, eg Tuberculosis control
- Occupational Health best practice at all operations

"Our vision," adds Ralfe, "is for De Beers to be recognised as an employer of choice, leading the fight against HIV/AIDS by applying best practice. We hope our decision will encourage other considering similar interventions in their fight against HIV/AIDS."

ENDS

For information on the company's response to HIV/AIDS please visit our website at www.debeersgroup.com

ENQUIRIES:

Public and Corporate Affairs

SOUTH AFRICA:

Tracey Peterson	+27 (0)11 374 7388 (w)
	+27 (0)83 408 7173 (c)
Brian Roodt	+27 (0)82 412 6133 (c)

LONDON:

Lynette Hori	+44 207 430 3509 (w)

ANGLO AMERICAN

News Release

12 August 2002

Anglo American plc notification - announcement by De Beers

Anglo American plc would like to draw attention to the following announcement by De Beers attached hereto:

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 *corporate_affairs@angloamerican.co.uk*
www.angloamerican.co.uk

DE BEERS

A DIAMOND IS FOREVER

MEDIA RELEASE

12 August 2002

FOR IMMEDIATE RELEASE

De Beers to provide access to HIV/AIDS Anti-Retroviral Treatment

De Beers has taken the decision to introduce anti-retroviral treatment as another integral component in its strategy in fighting HIV/AIDS.

The access to drug treatment is an important addition to the company's holistic approach to employee health and wellness. Consultation with stakeholders such as Government and trade unions will be an important part of the process. Additionally there are some logistical and legal issues that need to be resolved but we hope that the rollout of the drug treatment programme will begin in January 2003.

Whilst this intervention is an important step towards minimising the impact of the Aids pandemic on employees and the company, De Beers believes that health and wellness is, first and foremost, the responsibility of individuals. We therefore encourage every employee and their partner to know their status through the company's free voluntary counselling and testing programme or other facilities.

To encourage compliance with treatment regimes, participants in the drug treatment programme will be expected to make a ten per cent contribution towards the costs. This is in line with best practice established by De Beers' partner company, Debswana in Botswana over the last year of providing drugs to employees.

This will be a global programme available to all De Beers permanent employees as well as a spouse or life partner.

Access to drug treatment will initially run for a two-year pilot period starting January 2003 at the end of which De Beers will review its position. This is with a view to the dynamic environment of continuing drug development and possible Government intervention.

HEAD OFFICE
CORPORATE COMMUNICATIONS

36 STOCKDALE STREET KIMBERLEY 8301 PO BOX 616 KIMBERLEY 8300
TEL +27 (0) 53 839 4270 FAX +27 (0) 53 839 4210/4230

DE BEERS

A DIAMOND IS FOREVER

Managing Director of De Beers, Gary Ralfe says, "The provision of anti-retroviral treatment is a moral and humanitarian issue aimed at extending lives and improving the quality of life for infected employees. But it is important to recognise that it is only one aspect of a comprehensive approach by De Beers to employee health and wellness."

The key components of the company's approach to employee wellness include:

- The Employee Assistance Programme already in existence;
- HIV/AIDS education and awareness programmes, including the training of peer educators;
- Access to free Voluntary Counselling and Testing (VCT);
- Conveying the importance of general healthy living
- Conveying the importance of general fitness and nutrition
- Disease surveillance and management programmes, eg Tuberculosis control
- Occupational Health best practice at all operations

"Our vision," adds Ralfe, "is for De Beers to be recognised as an employer of choice, leading the fight against HIV/AIDS by applying best practice. We hope our decision will encourage other considering similar interventions in their fight against HIV/AIDS."

ENDS

For information on the company's response to HIV/AIDS please visit our website at www.debeersgroup.com

ENQUIRIES:

Public and Corporate Affairs

SOUTH AFRICA:

Tracey Peterson	+27 (0)11 374 7388 (w)
	+27 (0)83 408 7173 (c)
Brian Roodt	+27 (0)82 412 6133 (c)

LONDON:

Lynette Hori	+44 207 430 3509 (w)

ANGLO AMERICAN

News Release

12 August 2002

Anglo American plc notification - announcement by De Beers

Anglo American plc would like to draw attention to the following announcement by De Beers attached hereto:

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

DE BEERS

A DIAMOND IS FOREVER

MEDIA RELEASE

12 August 2002

FOR IMMEDIATE RELEASE

De Beers to provide access to HIV/AIDS Anti-Retroviral Treatment

De Beers has taken the decision to introduce anti-retroviral treatment as another integral component in its strategy in fighting HIV/AIDS.

The access to drug treatment is an important addition to the company's holistic approach to employee health and wellness. Consultation with stakeholders such as Government and trade unions will be an important part of the process. Additionally there are some logistical and legal issues that need to be resolved but we hope that the rollout of the drug treatment programme will begin in January 2003.

Whilst this intervention is an important step towards minimising the impact of the Aids pandemic on employees and the company, De Beers believes that health and wellness is, first and foremost, the responsibility of individuals. We therefore encourage every employee and their partner to know their status through the company's free voluntary counselling and testing programme or other facilities.

To encourage compliance with treatment regimes, participants in the drug treatment programme will be expected to make a ten per cent contribution towards the costs. This is in line with best practice established by De Beers' partner company, Debswana in Botswana over the last year of providing drugs to employees.

This will be a global programme available to all De Beers permanent employees as well as a spouse or life partner.

Access to drug treatment will initially run for a two-year pilot period starting January 2003 at the end of which De Beers will review its position. This is with a view to the dynamic environment of continuing drug development and possible Government intervention.

HEAD OFFICE
CORPORATE COMMUNICATIONS

36 STOCKDALE STREET KIMBERLEY 8301 PO BOX 616 KIMBERLEY 8300
TEL +27 (0) 53 839 4270 FAX +27 (0) 53 839 4210/4230

De Beers

A DIAMOND IS FOREVER

Managing Director of De Beers, Gary Ralfe says, "The provision of anti-retroviral treatment is a moral and humanitarian issue aimed at extending lives and improving the quality of life for infected employees. But it is important to recognise that it is only one aspect of a comprehensive approach by De Beers to employee health and wellness."

The key components of the company's approach to employee wellness include:

- The Employee Assistance Programme already in existence;
- HIV/AIDS education and awareness programmes, including the training of peer educators;
- Access to free Voluntary Counselling and Testing (VCT);
- Conveying the importance of general healthy living
- Conveying the importance of general fitness and nutrition
- Disease surveillance and management programmes, eg Tuberculosis control
- Occupational Health best practice at all operations

"Our vision," adds Ralfe, "is for De Beers to be recognised as an employer of choice, leading the fight against HIV/AIDS by applying best practice. We hope our decision will encourage other considering similar interventions in their fight against HIV/AIDS."

ENDS

For information on the company's response to HIV/AIDS please visit our website at www.debeersgroup.com

ENQUIRIES:

Public and Corporate Affairs

SOUTH AFRICA:

Tracey Peterson	+27 (0)11 374 7388 (w)
	+27 (0)83 408 7173 (c)
Brian Roodt	+27 (0)82 412 6133 (c)

LONDON:

Lynette Hori	+44 207 430 3509 (w)

ANGLO AMERICAN

News Release

12 August 2002

Anglo American plc notification - announcement by De Beers

Anglo American plc would like to draw attention to the following announcement by De Beers attached hereto:

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

DE BEERS

A DIAMOND IS FOREVER

MEDIA RELEASE

12 August 2002

FOR IMMEDIATE RELEASE

De Beers to provide access to HIV/AIDS Anti-Retroviral Treatment

De Beers has taken the decision to introduce anti-retroviral treatment as another integral component in its strategy in fighting HIV/AIDS.

The access to drug treatment is an important addition to the company's holistic approach to employee health and wellness. Consultation with stakeholders such as Government and trade unions will be an important part of the process. Additionally there are some logistical and legal issues that need to be resolved but we hope that the rollout of the drug treatment programme will begin in January 2003.

Whilst this intervention is an important step towards minimising the impact of the Aids pandemic on employees and the company, De Beers believes that health and wellness is, first and foremost, the responsibility of individuals. We therefore encourage every employee and their partner to know their status through the company's free voluntary counselling and testing programme or other facilities.

To encourage compliance with treatment regimes, participants in the drug treatment programme will be expected to make a ten per cent contribution towards the costs. This is in line with best practice established by De Beers' partner company, Debswana in Botswana over the last year of providing drugs to employees.

This will be a global programme available to all De Beers permanent employees as well as a spouse or life partner.

Access to drug treatment will initially run for a two-year pilot period starting January 2003 at the end of which De Beers will review its position. This is with a view to the dynamic environment of continuing drug development and possible Government intervention.

HEAD OFFICE
CORPORATE COMMUNICATIONS

36 STOCKDALE STREET KIMBERLEY 8301
TEL +27 (0) 53 839 4270

PO BOX 616 KIMBERLEY 8300
FAX +27 (0) 53 839 4210/4230

De Beers

A DIAMOND IS FOREVER

Managing Director of De Beers, Gary Ralfe says, "The provision of anti-retroviral treatment is a moral and humanitarian issue aimed at extending lives and improving the quality of life for infected employees. But it is important to recognise that it is only one aspect of a comprehensive approach by De Beers to employee health and wellness."

The key components of the company's approach to employee wellness include:

- The Employee Assistance Programme already in existence;
- HIV/AIDS education and awareness programmes, including the training of peer educators;
- Access to free Voluntary Counselling and Testing (VCT);
- Conveying the importance of general healthy living
- Conveying the importance of general fitness and nutrition
- Disease surveillance and management programmes, eg Tuberculosis control
- Occupational Health best practice at all operations

"Our vision," adds Ralfe, "is for De Beers to be recognised as an employer of choice, leading the fight against HIV/AIDS by applying best practice. We hope our decision will encourage other considering similar interventions in their fight against HIV/AIDS."

ENDS

For information on the company's response to HIV/AIDS please visit our website at www.debeersgroup.com

ENQUIRIES:

Public and Corporate Affairs

SOUTH AFRICA:

Tracey Peterson	+27 (0)11 374 7388 (w)
	+27 (0)83 408 7173 (c)
Brian Roodt	+27 (0)82 412 6133 (c)

LONDON:

Lynette Hori	+44 207 430 3509 (w)

ANGLO AMERICAN

News Release

13 August 2002

Anglo American plc ("Anglo American") notification:

Anglo American wishes to draw attention to Anglo Platinum's announcement of their results for the 6 months to 30 June 2002, attached hereto.

Anglo American Platinum Corporation Limited
(Incorporated in the Republic of South Africa)
Registration Number 1946/022452/06)
JSE Code: AMS
ISIN: ZAE000013181
A member of the Anglo American plc group

INTERIM REPORT
for the six months ended 30 June 2002

Highlights for the six months ended 30 June 2002

Headline earnings per share (cents)	1 222,8
Dividend per share (cents)	900,0
Increase in unit cost*	+ 6,6% †

*Includes all operations except Bafokeng-Rasimone Platinum Mine and Rustenburg UG2 Phase I Project, both of which are in a production ramp-up phase.
† Compared to the six month period ended 30 June 2001.

Consolidated income statement

R millions	Reviewed Six months ended 30 June 2002	Reviewed Six months ended 30 June 2001	% Change	Audited Year ended 31 December 2001
Gross sales revenue	9 697,6	9 919,8		18 690,9
Commissions paid	433,2	441,8		812,0
Net sales revenue	9 264,4	9 478,0	(2,3)	17 878,9
Cost of sales	4 463,6	3 745,4	(19,2)	8 262,9
Cash operating costs	3 960,6	3 342,6		7 044,5
On-mine costs	3 316,8	2 835,3		5 948,6
Smelting costs	282,2	208,6		441,9
Treatment and refining costs	361,6	298,7		654,0
Amortisation	343,8	252,6		498,8
(Increase)/decrease in metal inventories	(146,3)	(125,7)		45,1
Other costs	305,5	275,9		674,5
Gross profit on metal sales	4 800,8	5 732,6	(16,3)	9 616,0
Other net (expenditure)/income †	(519,0)	321,1		2 452,7
Profit on disposal of mineral rights	25,0	-		-
Market development and promotional expenditure	(139,4)	(102,4)		(251,0)
Operating profit	4 167,4	5 951,3	(30,0)	11 817,7
Net investment income	107,4	231,3		340,3
Income from associate	105,6	108,7		170,6
Profit before taxation	4 380,4	6 291,3	(30,4)	12 328,6
Taxation	1 735,0	2 207,4	21,4	4 308,8
Normal	1 303,0	1 820,7		3 562,1
Current	896,4	1 688,1		3 054,1
Deferred	406,6	132,6		508,0

Secondary tax on companies (STC)	432,0	386,7		746,7
Net profit	2 645,4	4 083,9	(35,2)	8 019,8
Headline earnings	2 620,4	4 083,9	(35,8)	8 019,8
Number of ordinary shares in issue (millions)	214,7	217,5		214,1
Weighted average number of ordinary shares in issue (millions)	214,3	217,2		217,0
Earnings per share (cents)				
- Basic	1 234,4	1 880,2	(34,3)	3 695,8
- Headline	1 222,8	1 880,2	(35,0)	3 695,8
- Diluted (basic)	1 216,8	1 848,8	(34,2)	3 637,1
- Diluted (headline)	1 205,3	1 848,8	(34,8)	3 637,1
Dividends per share (cents)	900,0	1 100,0	(18,2)	2 200,0
- Interim	900,0	1 100,0		1 100,0
- Final	-	-		1 100,0
- Special dividend (cents)	-	-	-	500,0
Dividend cover (headline earnings before special dividend)	1,4	1,7	(17,6)	1,7
Reconciliation between net profit and headline earnings				
Net profit	2 645,4	4 083,9	(35,2)	8 019,8
Adjustment:				
Profit on disposal of mineral rights	(25,0)	-		-
Headline earnings	2 620,4	4 083,9	(35,8)	8 019,8

† Mainly relates to foreign exchange gains and losses.

Consolidated balance sheet

R millions	Reviewed as at 30 June 2002	Reviewed as at 30 June 2001	Audited as at 31 December 2001
ASSETS			
Non-current assets			
Property, plant and equipment	8 884,0	7 233,7	7 008,3
Capital work-in-progress	3 468,4	1 376,4	3 912,9
Platinum Producers' Environmental Trust	73,1	56,0	69,5
Investment in associate	301,2	295,8	265,7
Non-current receivable	231,6	198,6	212,1
	12 958,3	9 160,5	11 468,5
Current assets	5 630,2	9 032,3	9 059,6
Inventories	1 491,5	1 490,4	1 326,4
Accounts receivable	1 800,6	1 967,5	1 946,8
Cash and cash equivalents	2 338,1	5 574,4	5 786,4
Total assets	18 588,5	18 192,8	20 528,1
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	21,5	21,8	21,4
Share premium	1 252,5	1 867,4	1 203,6
Accumulated profits before proposed dividends and STC	10 511,7	10 245,6	11 296,6
Accumulated profits after proposed dividends and STC	8 337,9	7 554,1	7 449,0
Proposed ordinary dividends	1 932,3	2 392,5	2 354,0
Proposed special dividend	-	-	1 070,0
STC	241,5	299,0	423,6
Shareholders' equity	11 785,7	12 134,8	12 521,6
Non-current liabilities	3 672,5	2 943,1	3 266,3
Borrowings	-	8,0	-
Deferred taxation	2 940,7	2 199,9	2 562,3
Provision for environmental rehabilitation	183,5	162,9	174,3
Employees' service benefits	548,3	572,3	529,7
Current liabilities	3 130,3	3 114,9	4 740,2
Accounts payable	1 350,9	1 164,0	1 731,6
Taxation	1 779,4	1 950,9	3 008,6
Total equity and liabilities	18 588,5	18 192,8	20 528,1

Group statement of changes in shareholders' equity

R millions	Share capital	Share premium	Accumulated profits	Total
Balance as at 31 December 2000 (Audited)	21,7	1 836,4	9 856,0	11 714,1
Net profit			4 083,9	4 083,9
Dividend paid in cash			(3 694,3)	(3 694,3)
Share capital issued	0,1	31,0		31,1
Balance as at 30 June 2001 (Reviewed)	21,8	1 867,4	10 245,6	12 134,8
Net profit			3 935,9	3 935,9
Dividend paid in cash			(2 393,1)	(2 393,1)
Share capital issued	-*	39,7		39,7
Repurchase of ordinary shares	(0,4)	(703,5)	(491,8)	(1 195,7)
Company 2 228 267 shares at cost (cancelled)	(0,2)	(701,4)	-	(701,6)
Subsidiary 1 673 400 shares at cost	(0,2)	-	(490,2)	(490,4)
Associated expenditure	-	(2,1)	(1,6)	(3,7)
Balance as at 31 December 2001 (Audited)	21,4	1 203,6	11 296,6	12 521,6
Net profit			2 645,4	2 645,4
Dividend paid in cash			(3 430,3)	(3 430,3)
Share capital issued	0,1	48,9		49,0
Balance as at 30 June 2002 (Reviewed)	21,5	1 252,5	10 511,7	11 785,7

* R100 000 or less for the full year.

Consolidated cash flow statement

R millions	Reviewed Six months ended 30 June 2002	Reviewed Six months ended 30 June 2001	Audited Year ended 31 December 2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash receipts from customers	9 234,4	9 225,0	17 700,8
Cash paid to suppliers and employees †	(5 057,7)	(3 477,6)	(5 122,3)
Cash from operations	4 176,7	5 747,4	12 578,5
Interest paid	(19,8)	(2,7)	(19,9)
Taxation paid	(2 551,3)	(1 932,0)	(2 588,7)
Net cash from operating activities	1 605,6	3 812,7	9 969,9
CASH FLOWS USED IN INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(2 477,4)	(1 002,2)	(3 586,1)
To maintain operations	(630,5)	(343,5)	(1 117,7)
To expand operations	(1 846,9)	(658,7)	(2 468,4)
Proceeds from sale of plant and equipment	632,3	15,0	31,7
Investment in associate	(0,3)	-	(2,4)
Interest received	132,2	240,4	368,3
Growth in Platinum Producers' Environmental Trust	3,6	2,7	5,6
Dividends received from associate	36,4	51,8	121,6
Other dividends received	0,6	0,6	1,2
Net cash used in investing activities	(1 672,6)	(691,7)	(3 060,1)
CASH FLOWS USED IN FINANCING ACTIVITIES			
Proceeds from issuance of share capital	0,1	0,1	0,1
Increase in share premium	48,9	31,0	70,7
Own shares repurchased	-	-	(1 195,7)
Decrease in long-term borrowings	-	(6,2)	(33,9)
Dividends paid	(3 430,3)	(3 694,3)	(6 087,4)
Net cash used in financing activities	(3 381,3)	(3 669,4)	(7 246,2)
Net decrease in cash and cash equivalents	(3 448,3)	(548,4)	(336,4)
Cash and cash equivalents at beginning of year	5 786,4	6 122,8	6 122,8
Cash and cash equivalents at end of period/year	2 338,1	5 574,4	5 786,4

† Includes foreign exchange gains and losses.

Notes to the interim report

1. This interim report complies with International Accounting Standard 34 - Interim Financial Reporting and South African Statement of Generally Accepted Accounting Practice, AC127, with the same title, and with Schedule 4 of the South African Companies Act.

2. The interim report has been prepared using accounting policies that comply with South African Statements of Generally Accepted Accounting Practice and International Accounting Standards. These policies are consistent with those

applied in the financial statements for the year ended 31 December 2001. An accounting policy is added for the accounting treatment of joint ventures because the Group entered into a joint venture for the first time during this interim period. *The policy is as follows:*

Joint ventures

The Group's interest in jointly controlled entities is accounted for through proportionate consolidation. Under this method the Group includes its share of the joint ventures' individual income and expenses, assets and liabilities in the relevant components of its financial statements on a line-by-line basis.

In respect of its interests in jointly controlled operations, the Group recognises the assets that it controls and the liabilities that it incurs, as well as its share of the income that it earns and the expenses that it incurs from the jointly controlled operation.

3. Contingent liabilities

The contingent liabilities disclosed in the 2001 annual report still exist, except for the guarantee given to BoE Merchant Bank, a division of BoE Limited, which bank supplied an interim loan facility to African Rainbow Minerals Mining Consortium Limited ("ARM"). This guarantee was cancelled on 20 June 2002.

Notes to the interim report (continued)

R millions	Reviewed as at 30 June 2002	Reviewed as at 30 June 2001	Audited as at 31 December 2001
Investments			
Listed investment in associate			
- Carrying amount	301,2	295,8	265,7
- Market value	874,2	796,6	869,5
Capital expenditure for the period/year	2 477,4	1 002,2	3 586,1
Commitments			
Mining property, plant and equipment			
Contracted for	1 532,3	1 646,1	1 849,0
Not yet contracted for	10 262,9	5 445,2	9 591,7
Authorised by the directors	11 795,2	7 091,3	11 440,7
Allocated for:			
Expansion of capacity	8 560,6	5 866,9	9 345,0
- within remainder of financial year/ next financial year	2 309,3	2 198,8	2 987,9
- thereafter	6 251,3	3 668,1	6 357,1
Maintenance of capacity	3 234,6	1 224,4	2 095,7
- within remainder of financial year/ next financial year	946,4	719,8	1 073,6
- thereafter	2 288,2	504,6	1 022,1
Other			
Operating lease rentals - premises	45,1	56,8	50,6
- within remainder of financial year/ next financial year	7,1	6,2	13,4
- thereafter	38,0	50,6	37,2
Information Technology Service Providers	179,6	230,4	209,6

- within remainder of financial year/ next financial year	26,0	29,5	56,0
- thereafter	153,6	200,9	153,6
Amortisation and depreciation of property, plant and equipment	365,9	270,9	532,8
Amortisation of operating assets	343,8	252,6	498,8
Mining	287,9	205,9	409,4
Smelting	25,8	19,3	38,9
Treatment and refining	28,8	26,0	47,7
Decommissioning asset	1,3	1,4	2,8
Depreciation - non-mining assets	22,1	18,3	34,0
Profit on sale of plant and equipment	2,7	3,7	9,5

Supplementary information

Consolidated income statement

UNITED STATES DOLLAR EQUIVALENT

US$ millions	Reviewed Six months ended 30 June 2002	Reviewed Six months ended 30 June 2001	Audited Year ended 31 December 2001
Gross sales revenue	882,8	1 251,0	2 168,8
Commissions paid	39,4	55,7	94,2
Net sales revenue	843,4	1 195,3	2 074,6
Cost of sales	406,3	472,4	958,8
Cash operating costs	360,5	421,6	817,4
On-mine costs	301,9	357,6	690,2
Smelting costs	25,7	26,3	51,3
Treatment and refining costs	32,9	37,7	75,9
Amortisation	31,3	31,9	57,9
Increase)/decrease in metal inventories	(13,3)	(15,9)	5,2
Other costs	27,8	34,8	78,3
Gross profit on metal sales	437,1	722,9	1 115,8
Other net (expenditure)/income †	(47,2)	40,5	284,6
Profit on disposal of mineral rights	2,3	-	-
Market development and promotional expenditure	(12,7)	(12,9)	(29,1)
Operating profit	379,5	750,5	1 371,3
Net investment income	9,8	29,2	39,5
Income from associate	9,6	13,7	19,8
Profit before taxation	398,9	793,4	1 430,6
Taxation	157,9	278,4	499,9
Normal	118,6	229,6	413,3
Current	81,6	212,9	354,4
Deferred	37,0	16,7	58,9
STC	39,3	48,8	86,6
Net profit	241,0	515,0	930,7

Dividends paid in cash	(312,3)	(465,9)	(706,3)
Exchange rate translation adjustment	140,4	(76,7)	(581,0)
Accumulated profits at beginning of year	944,5	1 301,1	1 301,1
Accumulated profits at end of period/year	1 013,6	1 273,5	944,5
Average Rand/US$ exchange rate	10,9855	7,9298	8,6182
Weighted average number of ordinary shares in issue (millions)	214,3	217,2	217,0
Earnings per share (cents)			
- Basic	112,5	237,1	428,9
- Headline	111,4	237,1	428,9
- Diluted (basic)	110,8	233,2	422,0
- Diluted (headline)	109,7	233,2	422,0

† Mainly relates to foreign exchange gains and losses.
Income statement items were translated at the average exchange rate for the period/year.

Supplementary information
Consolidated balance sheet
UNITED STATES DOLLAR EQUIVALENT

US$ millions	Reviewed as at 30 June 2002	Reviewed as at 30 June 2001	Audited as at 31 December 2001
ASSETS			
Non-current assets			
Property, plant and equipment	856,7	899,1	585,9
Capital work-in-progress	334,5	171,1	327,1
Platinum Producers' Environmental Trust	7,0	6,9	5,8
Investment in associate	29,0	36,8	22,2
Non-current receivable	22,3	24,7	17,7
	1 249,5	1 138,6	958,7
Current assets	543,0	1 122,8	757,5
Inventories	143,8	185,3	110,9
Accounts receivable	173,7	244,6	162,8
Cash and cash equivalents	225,5	692,9	483,8
Total assets	1 792,5	2 261,4	1 716,2
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	2,1	2,7	1,8
Share premium	120,8	232,1	100,6
Accumulated profits before proposed dividends and STC	1 013,6	1 273,5	944,5
Accumulated profits after proposed dividends and STC	804,0	938,9	622,8
Proposed ordinary dividends	186,3	297,4	196,8
Proposed special dividend	-	-	89,5
STC	23,3	37,2	35,4

Shareholders' equity	1 136,5	1 508,3	1 046,9
Non-current liabilities	354,1	365,9	273,1
Borrowings	-	1,0	-
Deferred taxation	283,5	273,5	214,2
Environmental rehabilitation obligation	17,7	20,3	14,6
Employees' service benefits	52,9	71,1	44,3
Current liabilities	301,9	387,2	396,2
Accounts payable	130,3	144,7	144,7
Taxation	171,6	242,5	251,5
Total equity and liabilities	1 792,5	2 261,4	1 716,2
Closing Rand/US$ exchange rate	10,3705	8,0450	11,9610

Balance sheet items have been translated at the closing exchange rate for the period/year.

Supplementary information

Consolidated cash flow statement

UNITED STATES DOLLAR EQUIVALENT

US$ millions	Reviewed Six months ended 30 June 2002	Reviewed Six months ended 30 June 2001	Audited Year ended 31 December 2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash receipts from customers	840,5	1 163,3	2 053,9
Cash paid to suppliers and employees †	(460,3)	(438,6)	(594,4)
Cash from operations	380,2	724,7	1 459,5
Interest paid	(1,8)	(0,3)	(2,3)
Taxation paid	(232,2)	(243,6)	(300,3)
Net cash from operating activities	146,2	480,8	1 156,9
CASH FLOWS USED IN INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(225,5)	(126,4)	(416,1)
To maintain operations	(57,4)	(43,3)	(129,7)
To expand operations	(168,1)	(83,1)	(286,4)
Proceeds from sale of plant and equipment	57,6	1,9	3,7
Investment in associate	- *	-	(0,3)
Interest received	12,0	30,3	42,7
Growth in Platinum Producers' Environmental Trust	0,3	0,3	0,6
Dividends received from associate	3,3	6,5	14,1
Other dividends received	0,1	0,1	0,1
Net cash used in investing activities	(152,2)	(87,3)	(355,2)
CASH FLOWS USED IN FINANCING ACTIVITIES			
Proceeds from issuance of share capital	-*	-*	-*
Increase in share premium	4,5	3,9	8,2
Own shares repurchased	-	-	(138,7)

Decrease in long-term borrowings	-	(0,8)	(3,9)
Dividends paid	(312,3)	(465,9)	(706,3)
Net cash used in financing activities	(307,8)	(462,8)	(840,7)
Net decrease in cash and cash equivalents	(313,8)	(69,3)	(39,0)
Exchange difference	55,5	(46,1)	(285,5)
Cash and cash equivalents at beginning of year	483,8	808,3	808,3
Cash and cash equivalents at end of period/year	225,5	692,9	483,8
Average Rand/US$ exchange rate	10,9855	7,9298	8,6182

Cash flow items were translated at the average exchange rate for the period/year.

† Includes foreign exchange gains and losses.

* Less than US$50 000

Supplementary information

Consolidated statistics

Total operations		Unaudited Six months ended 30 June 2002	Unaudited Six months ended 30 June 2001	Unaudited Year ended 31 December 2001
Marketing statistics				
Average market prices achieved				
Platinum	(US$/oz)	513	600	526
Palladium	(US$/oz)	371	784	582
Rhodium	(US$/oz)	946	1 976	1 610
Nickel	(US$/lb)	2,91	2,99	2,65
Net sales revenue per Pt ounce sold	(US$)	819	1 233	1 004
Platinum	(R/oz)	5 533	4 754	4 531
Palladium	(R/oz)	4 036	6 197	4 936
Rhodium	(R/oz)	10 387	15 623	13 410
Nickel	(R/lb)	32,02	23,69	23,14
Net sales revenue per Pt ounce sold	(R)	8 995	9 776	8 654
Average Pt exchange rates achieved	(R : US$)	10,7842	7,9196	8,6184
Exchange rates at end of period	(R : US$)	10,3705	8,0450	11,9610

Profitability statistics				
Gross sales revenue per ton milled	(R)	669	751	696
Gross profit margin	(%)	49,5	57,8	51,4
Earnings before interest, taxation depreciation and amortisation (EBITDA)	(R millions)	4 633,9	6 003,5	10 148,8
Operating profit to average operating assets	(%)	71,6	121,8	120,0
Return on average shareholders' equity	(%)	44,2	77,2	66,2
Return on capital employed	(%)	44,5	67,3	64,0
Refined production				
Platinum	(thousands) (oz)	1 043,3	1 000,6	2 109,2
Palladium	(thousands) (oz)	515,5	478,8	1 049,0
Rhodium	(thousands) (oz)	82,5	94,2	200,4
Gold	(thousands) (oz)	60,1	46,0	102,2
Nickel	(thousands) (tons)	9,2	9,2	19,5
Copper	(thousands) (tons)	5,1	5,1	10,8
PGM's	(thousands) (oz)	1 787,5	1 720,3	3 673,6
Analysis of operating contribution by mine	(R millions)			
Rustenburg Section		1 419,0	1 761,0	2 993,6
Union Section		630,3	703,0	1 190,9
Amandelbult Section		2 060,9	2 067,2	3 742,6
Potgietersrust Platinums		518,5	1 055,3	1 680,5
Lebowa Platinum Mines		238,5	229,2	407,7
Steady state operating contribution		4 867,2	5 815,7	10 015,3
Rustenburg UG2		67,3	-	-

Phase I Project Bafokeng-Rasimone Platinum Mine		171,8	192,8	275,2
Consolidated operating contribution		5 106,3	6 008,5	10 290,5
Other costs		305,5	275,9	674,5
Gross profit on metal sales		4 800,8	5 732,6	9 616,0
Total steady state operations*				
Production statistics and efficiency measures				
Tons mined - PPRust (opencast)	(thousands)	17 761	16 632	29 631
Tons broken - underground mines	(thousands)	9 590	10 282	21 519
Tons milled	(thousands)	11 767	12 207	24 952
Built-up head grade	(g/ton)	4,95	5,06	5,06
Immediately available ore reserves	(months)	15,5	14,2	14,2
Metres face advance	(per month)	9,1	8,8	8,8
Square metres per employee	(per month)	9,8	10,7	10,7
Tons broken per employee - underground mine		291	283	593
Tons mined per employee - PPRust		16 044	15 106	27 060
Total average number of mine employees		34 024	37 412	37 396
Average number of mine employees - underground mines		32 917	36 311	36 301
- opencast mine (PPRust)		1 107	1 101	1 095
UG2 mined to total output	(%)	26	27	28
Platinum ounces refined	(thousands)	922,3	936,8	1 979,0
Refined Pt ounces per employee		27,1	25,0	52,9

Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	9 055	9 897	8 744
Operating performance				
Cash operating costs per Pt ounce refined	(R)	3 478	3 262	3 254
Cash operating costs per Pt ounce refined	(US$)	317	411	378
Cash operating costs per PGM ounce refined	(R)	2 016	1 876	1 852
Cash operating costs per PGM ounce refined	(US$)	184	237	215
Operating income statement	(R millions)			
Net sales revenue		8 235,7	9 000,1	16 971,8
Operating cost of sales †		(3 368,5)	(3 184,4)	(6 956,5)
Operating contribution		4 867,2	5 815,7	10 015,3
Operating margin	(%)	59,1	64,6	59,0

* Includes all operations except Bafokeng-Rasimone Platinum Mine and Rustenburg UG2 Phase I Project, both of which are in a production ramp-up phase.
† Cost of sales excluding other costs

Supplementary information
Operating statistics by mine
STEADY STATE OPERATIONS
RUSTENBURG SECTION
2002 excludes portions of the Brakspruit, Bleskop and Paardekraal shafts that are being expanded as part of the Rustenburg UG2 Phase I Project. These shafts, at a lower level of output, are included in the steady state information for 2001.

		Unaudited Six months ended 30 June 2002	Unaudited Six months ended 30 June 2001	Unaudited Year ended 31 December 2001
Production statistics and efficiency measures				
Tons broken	(thousands)	3 308	4 218	8 550

Tons milled	(thousands)	3 328	3 756	7 733
Built-up head grade	(g/ton)	5,58	5,45	5,38
Immediately available ore reserves	(months)	17,7	16,3	15,0
Metres face advance	(per month)	8,7	8,8	8,9
Square metres per employee	(per month)	8,0	10,8	10,7
Tons broken per employee		228	244	493
Average number of mine employees		14 536	17 281	17 346
UG2 mined to total output	(%)	2	14	16
Platinum ounces refined	(thousands)	303,4	340,9	719,1
Refined Pt ounces per employee		20,9	19,7	41,5
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 761	9 216	8 273
Operating performance				
Cash operating costs per Pt ounce refined	(R)	3 896	3 635	3 650
Cash operating costs per Pt ounce refined	(US$)	355	458	424
Cash operating costs per PGM ounce refined	(R)	2 438	2 260	2 233
Cash operating costs per PGM ounce refined	(US$)	222	285	259
Operating income statement	(R millions)			
Net sales revenue		2 609,1	3 014,4	5 780,6
Operating cost of sales †		(1 190,1)	(1 253,4)	(2 787,0)
Operating contribution		1 419,0	1 761,0	2 993,6
Operating margin	(%)	54,4	58,4	51,8

† Cost of sales excluding other costs

UNION SECTION

Production statistics and efficiency measures				
Tons broken	(thousands)	1 658	1 754	3 694
Tons milled	(thousands)	2 137	2 238	4 466
Built-up head grade	(g/ton)	4,27	4,34	4,40
Immediately available ore reserves	(months)	20,1	14,8	16,1
Metres face advance	(per month)	8,0	6,7	7,1
Square metres per employee	(per month)	7,2	8,2	7,8
Tons broken per employee		273	271	582
Average number of mine employees		6 080	6 471	6 342
UG2 mined to total output	(%)	58	60	60
Platinum ounces refined	(thousands)	138,0	130,9	280,4
Refined Pt ounces per employee		22,7	20,2	44,2
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 730	9 756	8 497
Operating performance				
Cash operating costs per Pt ounce refined	(R)	3 969	3 986	3 787
Cash operating costs per Pt ounce refined	(US$)	361	503	439
Cash operating costs per PGM ounce refined	(R)	2 246	2 240	2 102
Cash operating costs per PGM ounce refined	(US$)	204	282	244
Operating income statement	(R millions)			
Net sales revenue		1 196,9	1 237,1	2 326,6
Operating cost of sales †		(566,6)	(534,1)	(1 135,7)
Operating contribution		630,3	703,0	1 190,9
Operating margin	(%)	52,7	56,8	51,2

† Cost of sales excluding other costs

AMANDELBULT SECTION

Production statistics and efficiency measures				
Tons broken	(thousands)	3 680	3 539	7 621
Tons milled	(thousands)	3 509	3 409	7 086
Built-up head grade	(g/ton)	5,84	5,69	5,68
Immediately available ore reserves	(months)	18,0	17,0	18,0
Metres face advance	(per month)	9,7	9,4	9,3
Square metres per employee	(per month)	12,7	11,4	12,0
Tons broken per employee		384	352	771
Average number of mine employees		9 571	10 056	9 890
UG2 mined to total output	(%)	42	35	36

Platinum ounces refined	(thousands)	349,7	314,7	679,3
Refined Pt ounces per employee		36,5	31,3	68,7
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 592	9 247	8 189
Operating performance				
Cash operating costs per Pt ounce refined	(R)	2 389	2 314	2 312
Cash operating costs per Pt ounce refined	(US$)	217	292	268
Cash operating costs per PGM ounce refined	(R)	1 408	1 365	1 340
Cash operating costs per PGM ounce refined	(US$)	128	172	155
Operating income statement	(R millions)			
Net sales revenue		2 950,5	2 822,2	5 473,0
Operating cost of sales †		(889,6)	(755,0)	(1 730,4)
Operating contribution		2 060,9	2 067,2	3 742,6
Operating margin	(%)	69,8	73,2	68,4

† Cost of sales excluding other costs

POTGIETERSRUST PLATINUMS

Production statistics and efficiency measures				
Tons mined	(thousands)	17 761	16 632	29 631
Tons milled	(thousands)	2 035	2 100	4 270
Built-up head grade	(g/ton)	3,29	4,48	4,38
Stripping ratio		19,2	11,6	10,9
Immediately available ore reserves within the pit	(months)	0,4	5,2	3,5
Tons mined per employee		16 044	15 106	27 060
Average number of mine employees		1 107	1 101	1 095
Platinum ounces refined	(thousands)	83,1	110,5	211,1
Refined Pt ounces per employee		75,1	100,4	192,8
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	12 000	13 652	12 120
Operating performance				
Cash operating costs per Pt ounce refined	(R)	4 878	3 440	3 688
Cash operating costs per Pt ounce refined	(US$)	444	434	428
Cash operating costs per PGM ounce refined	(R)	2 272	1 568	1 682
Cash operating costs per PGM ounce refined	(US$)	207	198	195

Operating income statement	(R millions)			
Net sales revenue		997,2	1 508,6	2 558,6
Operating cost of sales †		(478,7)	(453,3)	(878,1)
Operating contribution		518,5	1 055,3	1 680,5
Operating margin	(%)	52,0	70,0	65,7

† Cost of sales excluding other costs

LEBOWA PLATINUM MINES

Production statistics and efficiency measures				
Tons broken	(thousands)	944	771	1 654
Tons milled	(thousands)	758	704	1 397
Built-up head grade	(g/ton)	4,47	4,00	4,26
Immediately available ore reserves	(months)	14,2	13,2	13,8
Metres face advance	(per month)	9,9	9,7	9,4
Square metres per employee	(per month)	14,9	13,3	13,0
Tons broken per employee		346	308	607
Average number of mine employees		2 730	2 503	2 723
UG2 mined to total output	(%)	37	38	38
Platinum ounces refined	(thousands)	48,1	39,8	89,1
Refined Pt ounces per employee		17,6	15,9	32,7
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	10 021	10 497	9 349
Operating performance				
Cash operating costs per Pt ounce refined	(R)	4 925	4 678	4 540
Cash operating costs per Pt ounce refined	(US$)	448	590	527
Cash operating costs per PGM ounce refined	(R)	2 618	2 612	2 498
Cash operating costs per PGM ounce refined	(US$)	238	329	290
Operating income statement	(R millions)			
Net sales revenue		482,0	417,8	833,0
Operating cost of sales †		(243,5)	(188,6)	(425,3)
Operating contribution		238,5	229,2	407,7
Operating margin	(%)	49,5	54,9	48,9

† Cost of sales excluding other costs

BAFOKENG-RASIMONE PLATINUM MINE

Production statistics and efficiency measures				
Tons broken	(thousands)	981	548	1 256
Tons milled	(thousands)	1 252	1 005	1 892
Built-up head grade	(g/ton)	4,05	4,44	4,42
Immediately available ore reserves	(months)	6,8	6,7	7,3
Metres face advance	(per month)	8,4	7,8	7,2
Square metres per employee	(per month)	10,1	6,5	7,0
Tons broken per employee		313	232	492
Average number of mine employees		3 136	2 367	2 554
UG2 mined to total output	(%)	17	28	24
Platinum ounces refined	(thousands)	70,7	63,8	130,2
Refined Pt ounces per employee		22,5	27,0	51,0
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 313	7 952	7 257
Operating performance				
Cash operating costs per Pt ounce refined	(R)	5 472	4 498	4 638
Cash operating costs per Pt ounce refined	(US$)	498	567	538
Cash operating costs per PGM ounce refined	(R)	3 501	3 123	3 087
Cash operating costs per PGM ounce refined	(US$)	319	394	358
Operating income statement	(R millions)			
Net sales revenue		589,4	477,9	907,1
Operating cost of sales †		(417,6)	(285,1)	(631,9)
Operating contribution		171,8	192,8	275,2
Operating margin	(%)	29,1	40,3	30,3

† Cost of sales excluding other costs

Supplementary information

Operating statistics by mine (continued)

PROJECTS IN RAMP-UP PHASE

RUSTENBURG UG2 Phase I Project

The project includes output from the Brakspruit, Bleskop and Paardekraal, as well as the new Waterval shafts, feeding the new 400 ktpm Waterval Concentrator. Milling at the new concentrator commenced in February 2002.

		Unaudited Six months ended 30 June 2002	Unaudited Six months ended 30 June 2001	Unaudited Year ended 31 December 2001
Production statistics and efficiency measures				
Tons broken	(thousands)	1 377	-	-
Tons milled	(thousands)	1 481	-	-
Built-up head grade	(g/ton)	3,25	-	-
Immediately available ore reserves	(months)	10,3	-	-
Metres face advance	(per month)	18,2	-	-
Square metres per employee	(per month)	21,7	-	-
Tons broken per employee		421	-	-
Average number of mine employees		3 271	-	-
UG2 mined to total output	(%)	90	-	-
Platinum ounces refined	(thousands)	50,3	-	-
Refined Pt ounces per employee		15,4	-	-
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 875	-	-
Operating performance				
Cash operating costs per Pt ounce refined	(R)	7 282	-	-
Cash operating costs per Pt ounce refined	(US$)	663	-	-
Cash operating costs	(R)	4 259	-	-

per PGM ounce refined				
Cash operating costs per PGM ounce refined	(US$)	388	-	-
Operating income statement	(R millions)			
Net sales revenue		439,3	-	-
Operating cost of sales †		(372,0)	-	-
Operating contribution		67,3	-	-
Operating margin	(%)	15,3	-	-

† Cost of sales excluding other costs

Commentary

Safety

Notwithstanding very intensive and focussed safety programmes, the Board deeply regrets the deaths of 14 employees on managed operations. On a positive note, it is worth reporting that largely as a result of these intensive safety programmes, the majority of the Business Units of the Group have reported a significant improvement in lost time injury rates over the period.

Financial results

The record first half profits achieved in 2001 were not repeated in the first half of 2002. Earnings were adversely affected by lower average rand prices for metals sold, the impact that the stronger rand had on the translation of US dollar based assets when compared to December 2001, and higher cost of sales. Headline earnings for the period amounted to R2,62 billion, a 35,8% reduction from the same period last year. The Group achieved a gross profit margin of 49,5%.

Gross sales revenue reduced by R222,2 million to R9,70 billion. The reduction was the net result of lower US dollar metal prices (R4,25 billion decrease), a weaker rand (R3,70 billion increase) and additional sales volumes following increased production (R327,6 million increase). The average realised US dollar price for platinum of US$513 per ounce was US$87 lower than in the previous period. Palladium and rhodium prices more than halved to US$371 per ounce for palladium (2001: US$784) and US$946 per ounce for rhodium (2001: US$1 976).

The cost of sales rose to R4,46 billion. Operating cost of sales at steady state operations rose by R184,1 million to R3,37 billion. Costs at these operations were tightly controlled and, for the second year in a row, increased at a rate below that of inflation. The cash operating cost per refined platinum ounce ("unit cost") at these operations increased by 6,6% (2001: 1,8% increase) and declined in US dollar terms by 22,9% (2001: 15,6% decrease). An ongoing focus on minimising costs helped to ameliorate the negative effect of inflationary pressures. The Rustenburg UG2 Phase 1 Project and a further build-up in production at Bafokeng-Rasimone resulted in project operating cost of sales rising by R504,5 million to R789,6 million.

Smelting, treatment and refining costs rose as a combined result of inflationary pressures, the weaker rand and the cost of temporarily sourcing additional smelting

capacity to process smelter slag and control the increased chrome levels arising from higher UG2 production. Anglo Platinum's slag cleaning furnace, which will be commissioned in the second half of 2002, will provide a sustainable solution at lower cost.

Although the average rand/US dollar exchange rate for the six months to June 2002 was 38,5% weaker than for the same period in 2001, the rand strengthened from the end of December 2001 to 30 June 2002. This resulted in losses on translation of foreign operations and on the repatriation of US dollar revenues which largely account for other net expenditure of R519,0 million in 2002 compared to other net income of R321,1 million in the first half and R2,13 billion in the second half of 2001.

Market development and promotional expenditure costs are mostly US dollar denominated and increased by R37,0 million because of the weaker rand. Net investment income declined by R123,9 million to R107,4 million as a result of lower cash holdings.

The higher effective tax rate reflects the impact of secondary tax on companies paid on the final and special dividends for 2001 that were declared in February of this year.

Capital expenditure

Capital expenditure was on plan for the six months to June 2002 and amounted to R2,48 billion. Expansion capital expenditure totalled R1,85 billion (2001: R0,66 billion) and expenditure to maintain operations was R0,63 billion (2001: R0,34 billion). The finalisation of the Modikwa Platinum Joint Venture with African Rainbow Minerals ("ARM") during the period resulted in a recovery of R0,67 billion of capital expenditure and interest of R41,7 million in respect of ARM's share of expenditure incurred up to the effective date of the 50:50 joint venture. Anglo Platinum incurred this expenditure up front to prevent project delays and facilitate the entry of a Black Economic Empowerment ("BEE") party in this significant joint venture.

Cash reserves

Cash and cash equivalents declined by R3,45 billion to R2,34 billion. Cash generated by operations amounted to R4,18 billion (2001: R5,75 billion). Payments consisted of dividends amounting to R3,43 billion, taxation of R2,55 billion and net investing activities of R1,67 billion which includes capital expenditure of R2,48 billion less a reimbursement by ARM of its share of expenditure incurred up to the effective date of the joint venture.

Share buy-back

Anglo Platinum did not purchase any of its own shares during the six months to 30 June 2002.

Operations

Refined production across the Group increased by 42 700 platinum ounces to 1,043 million ounces. Planned refined production of 1,084 million ounces was not achieved primarily as a result of a larger than expected low grade intrusion at Potgietersrust and a delay in the build-up of new production at Rustenburg Section. At steady state operations, better process recoveries resulted in an increase in refined platinum production realised relative to the volume of material milled. An operating margin of 59,1% was achieved.

Amandelbult Section performed exceptionally well. Both head grades and efficiencies improved and the unit cost increase was contained to 3,2%. Lebowa also performed well and ongoing optimisation of the UG2 expansion yielded an improved head grade, higher production and a unit cost increase of only 5,3%. Union Section maintained production levels and focussed heavily on upgrading infrastructure and improving operating flexibility. Unit costs decreased by 0,4%. Rustenburg Section recorded a production decline as a result of the redesignation of output from the Brakspruit, Bleskop and Paardekraal shafts as part of the Rustenburg UG2 Phase 1 Project. Potgietersrust had a disappointing six months primarily as a result of a reduction in mill head grade resulting from the combined effect of a larger than expected low grade intrusion in the South Pit and limited mining flexibility due to the proximity of the Ga-Pila village. The mine is however pleased to report that the Ga-Pila village relocation has progressed sufficiently to allow greater mining flexibility in future. Unit costs rose by 41,8% as a result of lower refined production volumes. Unit mining costs were nevertheless well controlled and on a tons mined basis were the same as last year.

The smelting, treatment and refining operations performed well in terms of throughput, recoveries and pipeline stock management during the period under review.

Application for mining authorisations

Due to inordinate delays experienced in the processing of applications for mining authorisations, Anglo Platinum instituted legal action against the Department of Minerals and Energy. However, as announced on 7 August 2002, an agreement has been reached which removes the need to proceed with this court action. While the agreement is satisfactory in terms of providing sufficient security of tenure to justify the continuation of the Group's expansion programme and meeting the Department's BEE objectives, the full impact of the delays on the planned build up to 3,5 million ounces of refined platinum is still being evaluated.

Projects

Recent market demand reviews confirm a significant growth opportunity for Anglo Platinum, and the Company remains committed to the expansion programme to produce 3,5 million ounces of refined platinum by 2006. However delays by the Department of Minerals and Energy in processing mining licence applications may affect the timeous achievement of this target. The Group continues to engage the Department at all appropriate levels to resolve delays in the processing of applications, the development of the mining charter and the implementation of the new Bill in a way that builds investor confidence and achieves the Bills' objectives.

Bafokeng-Rasimone continued its drive to increase development and improve mining efficiencies. Improvement in these areas was achieved, but progress continues to be hindered by poor geological conditions at South Shaft. While milled tonnage increased, grade deteriorated with the processing of low-grade surface material. Refined production increased by 10,8% compared to the first half of last year but was below plan. While unit costs for the period were high as a result of the low grade and increased expenditure on development, the mine nevertheless added R171,8 million to the Group's operating contribution.

The Rustenburg UG2 Phase 1 Project consists of a 400 ktpm concentrator processing ore from the new Waterval mine as well as the Brakspruit, Bleskop and Paardekraal shafts. The concentrator was successfully commissioned as planned and milling

commenced in February. The unit is performing well and is achieving designed recoveries. Production build-up from the Waterval mine, although very rapid, was initially slower than expected due to delays in development caused by congestion underground. Stoping widths in the UG2 areas of the Brakspruit, Bleskop and Paardekraal shafts were increased to include the leader seam and reduce the risk of falls of ground. The associated reduction in grade will impact production from the project in 2003, however a combination of ore sorting and dense media separation is being evaluated for implementation during 2003 to improve the mill feed grade. The project nevertheless added R67,3 million to the Group's overall operating contribution for the period under review.

Plant start-up at Modikwa Platinum was delayed until July because of a strike by employees of one of the construction contractors. Notwithstanding these difficulties, underground mine development is on schedule and refined metal production for the year will be close to plan.

The strategic evaluation at Union Section has concluded that the existing shaft infrastructure and resource cannot support the planned expansion for the required period. However it is advantageous to complete the Mortimer UG2 plant expansion and the establishment of the additional decline section to increase recoveries and provide additional resources that will yield replacement material for Richard and Spud shafts as their production capacity declines over time. Milling at the expanded plant commenced in July.

The Anglo Platinum Converting Process ("ACP") Project, which is designed to set a new global benchmark for the control of sulphur emissions, started its commissioning programme in March. The plant utilises innovative technology which was extensively tested during the project design and study phase. Trial smelting has been carried out as part of the commissioning programme with very successful results. Progress is according to plan and it is anticipated that commissioning will be completed during the second half of 2002.

In the light of the potential delays associated with the Minerals Bill the optimum mix of projects is being re-examined. The manner in which these projects will be brought to account will be communicated in November 2002.

Black Economic Empowerment ("BEE")

Anglo Platinum continues to support the process of BEE and is proud of the very significant contribution the Group has made by facilitating the purchase of 22,5% of Northam Platinum by Mvelaphanda Platinum, and by entering into a 50:50 joint venture with a consortium led by ARM in respect of the Modikwa Platinum Project. The Company's commitment to fostering further black economic empowerment in projects has been reaffirmed by the agreement reached with government regarding substantial BEE participation on portions of the Eastern Limb expansion projects and the conclusion of the joint venture with the Royal Bafokeng Nation in respect of the Bafokeng-Rasimone Platinum Mine and the Styldrift Project. All conditions precedent in respect of the Bafokeng-Rasimone Joint Venture are expected to be satisfied by year end.

In support of the BEE process Anglo Platinum has made significant strides in its social upliftment programme. As well as making large contributions to the AAC Chairman's Fund, the Group runs its own education and health care programmes that greatly benefit communities in the Limpopo and North-West provinces, and supports the development of small and medium black enterprises through its procurement

policy. A comprehensive HIV/AIDS programme is in place at all operations and surrounding communities.

Dividend

After due consideration of the cash demands arising from the expansion programme, and with the expectation of continued strong cashflows generated by the operations, the Board has declared an interim cash dividend of 900 (2001: 1 100) cents per ordinary share.

Prospects

Current rand platinum group metal prices are at levels that continue to yield substantial operating margins.

The platinum market continues to enjoy firm broad-based industrial and jewellery demand, particularly in China, that underpins the price.

Sales of palladium from US government and industrial stocks have steadily pressured the palladium price since the start of this year and reduced volatility in this market. Prices have been supported by the low level of Russian spot market sales. Palladium demand remains sensitive to substitution trends by platinum in the automobile sector and by nickel in the electronic sector.

As a result of the grade decline at Potgietersrust and the slower than expected ore build up at the Rustenburg UG2 Phase 1 Project, refined platinum production for 2002 is estimated at approximately 2,25 million ounces. Notwithstanding the revision, refined platinum production in the second half of the year will be substantially higher than in the first half. With this increase, and on the assumption that rand metal prices will remain at current levels, the profit on metal sales for 2002 will be similar to that achieved in 2001.

Other income for the year is difficult to predict, but the significant contribution to earnings recorded in 2001 as a result of the weaker rand will not be repeated this year.

It is therefore unlikely that the record earnings achieved in 2001 on the back of exceptionally high PGM prices and a substantial weakening of the rand in December 2001 will be repeated.

The recent agreement reached with Government and the Department of Minerals and Energy in respect of BEE ventures and security of tenure will enable the Company to pursue its already announced expansion to 3,5 million refined platinum ounces, and further market opportunities when they are identified.

Signed for and on behalf of the Board, as evidence of approval of the interim report.

B E Davison

(Chairman and Managing Director)

T A Wixley

(Deputy Chairman)

Johannesburg

12 August 2002

Review report of the independent auditors

To the members of

Anglo American Platinum Corporation Limited

We have reviewed the accompanying summarised consolidated interim report of Anglo American Platinum Corporation Limited and its subsidiaries for the six months ended 30 June 2002 where indicated as such in column headings. This interim report is the responsibility of the Company's directors. Our responsibility is to issue a report on this interim report based on our review.

Scope

We conducted our review in accordance with the statement of South African Auditing Standards applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance that the interim financial information is free of material misstatement. A review is limited primarily to enquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim report is not fairly presented, in all material respects, in accordance with South African Statements of Generally Accepted Accounting Practice, International Accounting Standards and the Companies Act in South Africa.

Deloitte & Touche

Registered Accountants and Auditors

Chartered Accountants (SA)

Johannesburg

12 August 2002

Declaration of interim ordinary dividend (No. 99)

Notice is hereby given that an interim dividend of 900 cents per ordinary share, in the currency of the Republic of South Africa, has been declared in respect of the financial year ending 31 December 2002. The dividend is payable to shareholders recorded in the books of the Company at the close of business on Friday 6 September 2002.

The salient dates for the interim dividend are as follows:

Salient Dates for South Africa and United Kingdom	2002
Last day to trade (cum dividend)	Friday, 30 August
First day of trading (ex dividend)	Monday, 2 September
Currency conversion date (for sterling payments from London)	Tuesday, 3 September
Record date	Friday, 6 September
Date of payment	Wednesday, 11 September

Share certificates may not be dematerialised or rematerialised between Monday 2 September 2002 and Friday 6 September 2002, both days inclusive.

On Wednesday 11 September 2002, the dividend will be electronically transferred to the bank accounts of all certificated shareholders where this facility is available. Where electronic fund transfer is not available or desired, cheques dated 11 September 2002 will be posted on that date. Shareholders who have

dematerialised their share certificates will have their bank accounts, which are linked to their CSDP or broker's safe custody accounts, credited on 11 September 2002.

Shareholders registered on the United Kingdom section of the register will be paid the dividend in pounds sterling at the rate of exchange determined on Tuesday 3 September 2002.

A further announcement stating the rand/sterling conversion rate will be released through the relevant South African and United Kingdom news services on Wednesday 4 September 2002.

The dividend is payable subject to the customary conditions which may be inspected at or obtained from the Company's Johannesburg office or from its London Secretaries.

By order of the Board

D A Freemantle

Company Secretary

Johannesburg

12 August 2002

Administration

EXECUTIVE DIRECTORS

B E Davison (Chairman and Managing Director),

J A Dreyer, D T G Emmett, B E Ngubane,

R H H van Kerckhoven (Belgian), A I Wood (British)

NON-EXECUTIVE DIRECTORS

L Boyd, M W King, W A Nairn, A J Trahar

INDEPENDENT NON-EXECUTIVE DIRECTORS

T A Wixley (Deputy Chairman), C B Brayshaw

ALTERNATE DIRECTORS

A H Calver (British), J M Halhead (British)

P J V Kinver (British), R Pilkington, C B Sheppard, V P Uren

Company Secretary

D A Freemantle

REGISTERED OFFICE

28 Harrison Street, Johannesburg, 2001

(P.O. Box 62179, Marshalltown, 2107)

Facsimile +27 11 373-5111

Telephone +27 11 373-6111

SOUTH AFRICAN REGISTRARS

Computershare Investor Services Limited,

(Registration No. 1958/003546/06),

2nd Floor, Edura,

41 Fox Street, Johannesburg, 2001

(P.O. Box 61051, Marshalltown, 2107)

Facsimile +27 11 836-0792/6145

Telephone +27 11 370-7700

LONDON SECRETARIES

Anglo American Services (UK) Limited,

20 Carlton House Terrace, London,

SW1Y 5AN, England

Facsimile +44 207 698-8755
Telephone +44 207 698-8888
UNITED KINGDOM REGISTRARS
Capita IRG plc, Balfour House,
390-398 High Road,
Ilford, Essex IG1 1NQ, England
Facsimile +44 207 478-7717
Telephone +44 207 478-8241
This Interim Report is available on the
Company's internet site: http://www.angloplatinum.com
E-mail enquiries should be directed to: mmtakati@angloplat.com

ANGLO AMERICAN

News Release

13 August 2002

Anglo American plc ("Anglo American") notification:

Anglo American wishes to draw attention to Anglo Platinum's announcement of their results for the 6 months to 30 June 2002, attached hereto.

Anglo American Platinum Corporation Limited
(Incorporated in the Republic of South Africa)
Registration Number 1946/022452/06)
JSE Code: AMS
ISIN: ZAE000013181
A member of the Anglo American plc group

INTERIM REPORT
for the six months ended 30 June 2002

Highlights for the six months ended 30 June 2002

Headline earnings per share (cents)	1 222,8
Dividend per share (cents)	900,0
Increase in unit cost*	+ 6,6% †

*Includes all operations except Bafokeng-Rasimone Platinum Mine and Rustenburg UG2 Phase I Project, both of which are in a production ramp-up phase.
† Compared to the six month period ended 30 June 2001.

Consolidated income statement

R millions	Reviewed Six months ended 30 June 2002	Reviewed Six months ended 30 June 2001	% Change	Audited Year ended 31 December 2001
Gross sales revenue	9 697,6	9 919,8		18 690,9
Commissions paid	433,2	441,8		812,0
Net sales revenue	9 264,4	9 478,0	(2,3)	17 878,9
Cost of sales	4 463,6	3 745,4	(19,2)	8 262,9
Cash operating costs	3 960,6	3 342,6		7 044,5
On-mine costs	3 316,8	2 835,3		5 948,6
Smelting costs	282,2	208,6		441,9
Treatment and refining costs	361,6	298,7		654,0
Amortisation	343,8	252,6		498,8
(Increase)/decrease in metal inventories	(146,3)	(125,7)		45,1
Other costs	305,5	275,9		674,5
Gross profit on metal sales	4 800,8	5 732,6	(16,3)	9 616,0
Other net (expenditure)/income †	(519,0)	321,1		2 452,7
Profit on disposal of mineral rights	25,0	-		-
Market development and promotional expenditure	(139,4)	(102,4)		(251,0)
Operating profit	4 167,4	5 951,3	(30,0)	11 817,7
Net investment income	107,4	231,3		340,3
Income from associate	105,6	108,7		170,6
Profit before taxation	4 380,4	6 291,3	(30,4)	12 328,6
Taxation	1 735,0	2 207,4	21,4	4 308,8
Normal	1 303,0	1 820,7		3 562,1
Current	896,4	1 688,1		3 054,1
Deferred	406,6	132,6		508,0

Secondary tax on companies (STC)	432,0	386,7		746,7
Net profit	2 645,4	4 083,9	(35,2)	8 019,8
Headline earnings	2 620,4	4 083,9	(35,8)	8 019,8
Number of ordinary shares in issue (millions)	214,7	217,5		214,1
Weighted average number of ordinary shares in issue (millions)	214,3	217,2		217,0
Earnings per share (cents)				
- Basic	1 234,4	1 880,2	(34,3)	3 695,8
- Headline	1 222,8	1 880,2	(35,0)	3 695,8
- Diluted (basic)	1 216,8	1 848,8	(34,2)	3 637,1
- Diluted (headline)	1 205,3	1 848,8	(34,8)	3 637,1
Dividends per share (cents)	900,0	1 100,0	(18,2)	2 200,0
- Interim	900,0	1 100,0		1 100,0
- Final	-	-		1 100,0
- Special dividend (cents)	-	-	-	500,0
Dividend cover (headline earnings before special dividend)	1,4	1,7	(17,6)	1,7
Reconciliation between net profit and headline earnings				
Net profit	2 645,4	4 083,9	(35,2)	8 019,8
Adjustment:				
Profit on disposal of mineral rights	(25,0)	-		-
Headline earnings	2 620,4	4 083,9	(35,8)	8 019,8

† Mainly relates to foreign exchange gains and losses.

Consolidated balance sheet

R millions	Reviewed as at 30 June 2002	Reviewed as at 30 June 2001	Audited as at 31 December 2001
ASSETS			
Non-current assets			
Property, plant and equipment	8 884,0	7 233,7	7 008,3
Capital work-in-progress	3 468,4	1 376,4	3 912,9
Platinum Producers' Environmental Trust	73,1	56,0	69,5
Investment in associate	301,2	295,8	265,7
Non-current receivable	231,6	198,6	212,1
	12 958,3	9 160,5	11 468,5
Current assets	5 630,2	9 032,3	9 059,6
Inventories	1 491,5	1 490,4	1 326,4
Accounts receivable	1 800,6	1 967,5	1 946,8
Cash and cash equivalents	2 338,1	5 574,4	5 786,4
Total assets	18 588,5	18 192,8	20 528,1
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	21,5	21,8	21,4
Share premium	1 252,5	1 867,4	1 203,6
Accumulated profits before proposed dividends and STC	10 511,7	10 245,6	11 296,6
Accumulated profits after proposed dividends and STC	8 337,9	7 554,1	7 449,0
Proposed ordinary dividends	1 932,3	2 392,5	2 354,0
Proposed special dividend	–	–	1 070,0
STC	241,5	299,0	423,6
Shareholders' equity	11 785,7	12 134,8	12 521,6
Non-current liabilities	3 672,5	2 943,1	3 266,3
Borrowings	–	8,0	–
Deferred taxation	2 940,7	2 199,9	2 562,3
Provision for environmental rehabilitation	183,5	162,9	174,3
Employees' service benefits	548,3	572,3	529,7
Current liabilities	3 130,3	3 114,9	4 740,2
Accounts payable	1 350,9	1 164,0	1 731,6
Taxation	1 779,4	1 950,9	3 008,6
Total equity and liabilities	18 588,5	18 192,8	20 528,1

Group statement of changes in shareholders' equity

R millions	Share capital	Share premium	Accumulated profits	Total
Balance as at 31 December 2000 (Audited)	21,7	1 836,4	9 856,0	11 714,1
Net profit			4 083,9	4 083,9
Dividend paid in cash			(3 694,3)	(3 694,3)
Share capital issued	0,1	31,0		31,1
Balance as at 30 June 2001 (Reviewed)	21,8	1 867,4	10 245,6	12 134,8
Net profit			3 935,9	3 935,9
Dividend paid in cash			(2 393,1)	(2 393,1)
Share capital issued	-*	39,7		39,7
Repurchase of ordinary shares	(0,4)	(703,5)	(491,8)	(1 195,7)
Company 2 228 267 shares at cost (cancelled)	(0,2)	(701,4)	-	(701,6)
Subsidiary 1 673 400 shares at cost	(0,2)	-	(490,2)	(490,4)
Associated expenditure	-	(2,1)	(1,6)	(3,7)
Balance as at 31 December 2001 (Audited)	21,4	1 203,6	11 296,6	12 521,6
Net profit			2 645,4	2 645,4
Dividend paid in cash			(3 430,3)	(3 430,3)
Share capital issued	0,1	48,9		49,0
Balance as at 30 June 2002 (Reviewed)	21,5	1 252,5	10 511,7	11 785,7

* R100 000 or less for the full year.

Consolidated cash flow statement

R millions	Reviewed Six months ended 30 June 2002	Reviewed Six months ended 30 June 2001	Audited Year ended 31 December 2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash receipts from customers	9 234,4	9 225,0	17 700,8
Cash paid to suppliers and employees †	(5 057,7)	(3 477,6)	(5 122,3)
Cash from operations	4 176,7	5 747,4	12 578,5
Interest paid	(19,8)	(2,7)	(19,9)
Taxation paid	(2 551,3)	(1 932,0)	(2 588,7)
Net cash from operating activities	1 605,6	3 812,7	9 969,9
CASH FLOWS USED IN INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(2 477,4)	(1 002,2)	(3 586,1)
To maintain operations	(630,5)	(343,5)	(1 117,7)
To expand operations	(1 846,9)	(658,7)	(2 468,4)
Proceeds from sale of plant and equipment	632,3	15,0	31,7
Investment in associate	(0,3)	-	(2,4)
Interest received	132,2	240,4	368,3
Growth in Platinum Producers' Environmental Trust	3,6	2,7	5,6
Dividends received from associate	36,4	51,8	121,6
Other dividends received	0,6	0,6	1,2
Net cash used in investing activities	(1 672,6)	(691,7)	(3 060,1)
CASH FLOWS USED IN FINANCING ACTIVITIES			
Proceeds from issuance of share capital	0,1	0,1	0,1
Increase in share premium	48,9	31,0	70,7
Own shares repurchased	-	-	(1 195,7)
Decrease in long-term borrowings	-	(6,2)	(33,9)
Dividends paid	(3 430,3)	(3 694,3)	(6 087,4)
Net cash used in financing activities	(3 381,3)	(3 669,4)	(7 246,2)
Net decrease in cash and cash equivalents	(3 448,3)	(548,4)	(336,4)
Cash and cash equivalents at beginning of year	5 786,4	6 122,8	6 122,8
Cash and cash equivalents at end of period/year	2 338,1	5 574,4	5 786,4

† Includes foreign exchange gains and losses.

Notes to the interim report

1. This interim report complies with International Accounting Standard 34 - Interim Financial Reporting and South African Statement of Generally Accepted Accounting Practice, AC127, with the same title, and with Schedule 4 of the South African Companies Act.

2. The interim report has been prepared using accounting policies that comply with South African Statements of Generally Accepted Accounting Practice and International Accounting Standards. These policies are consistent with those

applied in the financial statements for the year ended 31 December 2001. An accounting policy is added for the accounting treatment of joint ventures because the Group entered into a joint venture for the first time during this interim period. The policy is as follows:

Joint ventures

The Group's interest in jointly controlled entities is accounted for through proportionate consolidation. Under this method the Group includes its share of the joint ventures' individual income and expenses, assets and liabilities in the relevant components of its financial statements on a line-by-line basis.

In respect of its interests in jointly controlled operations, the Group recognises the assets that it controls and the liabilities that it incurs, as well as its share of the income that it earns and the expenses that it incurs from the jointly controlled operation.

3. Contingent liabilities

The contingent liabilities disclosed in the 2001 annual report still exist, except for the guarantee given to BoE Merchant Bank, a division of BoE Limited, which bank supplied an interim loan facility to African Rainbow Minerals Mining Consortium Limited ("ARM"). This guarantee was cancelled on 20 June 2002.

Notes to the interim report (continued)

R millions	Reviewed as at 30 June 2002	Reviewed as at 30 June 2001	Audited as at 31 December 2001
Investments			
Listed investment in associate			
- Carrying amount	301,2	295,8	265,7
- Market value	874,2	796,6	869,5
Capital expenditure for the period/year	2 477,4	1 002,2	3 586,1
Commitments			
Mining property, plant and equipment			
Contracted for	1 532,3	1 646,1	1 849,0
Not yet contracted for	10 262,9	5 445,2	9 591,7
Authorised by the directors	11 795,2	7 091,3	11 440,7
Allocated for:			
Expansion of capacity	8 560,6	5 866,9	9 345,0
- within remainder of financial year/ next financial year	2 309,3	2 198,8	2 987,9
- thereafter	6 251,3	3 668,1	6 357,1
Maintenance of capacity	3 234,6	1 224,4	2 095,7
- within remainder of financial year/ next financial year	946,4	719,8	1 073,6
- thereafter	2 288,2	504,6	1 022,1
Other			
Operating lease rentals - premises	45,1	56,8	50,6
- within remainder of financial year/ next financial year	7,1	6,2	13,4
- thereafter	38,0	50,6	37,2
Information Technology Service Providers	179,6	230,4	209,6

- within remainder of financial year/ next financial year	26,0	29,5	56,0
- thereafter	153,6	200,9	153,6
Amortisation and depreciation of property, plant and equipment	365,9	270,9	532,8
Amortisation of operating assets	343,8	252,6	498,8
Mining	287,9	205,9	409,4
Smelting	25,8	19,3	38,9
Treatment and refining	28,8	26,0	47,7
Decommissioning asset	1,3	1,4	2,8
Depreciation - non-mining assets	22,1	18,3	34,0
Profit on sale of plant and equipment	2,7	3,7	9,5

Supplementary information

Consolidated income statement

UNITED STATES DOLLAR EQUIVALENT

US$ millions	Reviewed Six months ended 30 June 2002	Reviewed Six months ended 30 June 2001	Audited Year ended 31 December 2001
Gross sales revenue	882,8	1 251,0	2 168,8
Commissions paid	39,4	55,7	94,2
Net sales revenue	843,4	1 195,3	2 074,6
Cost of sales	406,3	472,4	958,8
Cash operating costs	360,5	421,6	817,4
On-mine costs	301,9	357,6	690,2
Smelting costs	25,7	26,3	51,3
Treatment and refining costs	32,9	37,7	75,9
Amortisation	31,3	31,9	57,9
Increase)/decrease in metal inventories	(13,3)	(15,9)	5,2
Other costs	27,8	34,8	78,3
Gross profit on metal sales	437,1	722,9	1 115,8
Other net (expenditure)/income †	(47,2)	40,5	284,6
Profit on disposal of mineral rights	2,3	-	-
Market development and promotional expenditure	(12,7)	(12,9)	(29,1)
Operating profit	379,5	750,5	1 371,3
Net investment income	9,8	29,2	39,5
Income from associate	9,6	13,7	19,8
Profit before taxation	398,9	793,4	1 430,6
Taxation	157,9	278,4	499,9
Normal	118,6	229,6	413,3
Current	81,6	212,9	354,4
Deferred	37,0	16,7	58,9
STC	39,3	48,8	86,6
Net profit	241,0	515,0	930,7

Dividends paid in cash	(312,3)	(465,9)	(706,3)
Exchange rate translation adjustment	140,4	(76,7)	(581,0)
Accumulated profits at beginning of year	944,5	1 301,1	1 301,1
Accumulated profits at end of period/year	1 013,6	1 273,5	944,5
Average Rand/US$ exchange rate	10,9855	7,9298	8,6182
Weighted average number of ordinary shares in issue (millions)	214,3	217,2	217,0
Earnings per share (cents)			
- Basic	112,5	237,1	428,9
- Headline	111,4	237,1	428,9
- Diluted (basic)	110,8	233,2	422,0
- Diluted (headline)	109,7	233,2	422,0

† Mainly relates to foreign exchange gains and losses.
Income statement items were translated at the average exchange rate for the period/year.

Supplementary information
Consolidated balance sheet
UNITED STATES DOLLAR EQUIVALENT

US$ millions	Reviewed as at 30 June 2002	Reviewed as at 30 June 2001	Audited as at 31 December 2001
ASSETS			
Non-current assets			
Property, plant and equipment	856,7	899,1	585,9
Capital work-in-progress	334,5	171,1	327,1
Platinum Producers' Environmental Trust	7,0	6,9	5,8
Investment in associate	29,0	36,8	22,2
Non-current receivable	22,3	24,7	17,7
	1 249,5	1 138,6	958,7
Current assets	543,0	1 122,8	757,5
Inventories	143,8	185,3	110,9
Accounts receivable	173,7	244,6	162,8
Cash and cash equivalents	225,5	692,9	483,8
Total assets	1 792,5	2 261,4	1 716,2
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	2,1	2,7	1,8
Share premium	120,8	232,1	100,6
Accumulated profits before proposed dividends and STC	1 013,6	1 273,5	944,5
Accumulated profits after proposed dividends and STC	804,0	938,9	622,8
Proposed ordinary dividends	186,3	297,4	196,8
Proposed special dividend	-	-	89,5
STC	23,3	37,2	35,4

Shareholders' equity	1 136,5	1 508,3	1 046,9
Non-current liabilities	354,1	365,9	273,1
Borrowings	-	1,0	-
Deferred taxation	283,5	273,5	214,2
Environmental rehabilitation obligation	17,7	20,3	14,6
Employees' service benefits	52,9	71,1	44,3
Current liabilities	301,9	387,2	396,2
Accounts payable	130,3	144,7	144,7
Taxation	171,6	242,5	251,5
Total equity and liabilities	1 792,5	2 261,4	1 716,2
Closing Rand/US$ exchange rate	10,3705	8,0450	11,9610

Balance sheet items have been translated at the closing exchange rate for the period/year.

Supplementary information

Consolidated cash flow statement

UNITED STATES DOLLAR EQUIVALENT

US$ millions	Reviewed Six months ended 30 June 2002	Reviewed Six months ended 30 June 2001	Audited Year ended 31 December 2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash receipts from customers	840,5	1 163,3	2 053,9
Cash paid to suppliers and employees †	(460,3)	(438,6)	(594,4)
Cash from operations	380,2	724,7	1 459,5
Interest paid	(1,8)	(0,3)	(2,3)
Taxation paid	(232,2)	(243,6)	(300,3)
Net cash from operating activities	146,2	480,8	1 156,9
CASH FLOWS USED IN INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(225,5)	(126,4)	(416,1)
To maintain operations	(57,4)	(43,3)	(129,7)
To expand operations	(168,1)	(83,1)	(286,4)
Proceeds from sale of plant and equipment	57,6	1,9	3,7
Investment in associate	- *	-	(0,3)
Interest received	12,0	30,3	42,7
Growth in Platinum Producers' Environmental Trust	0,3	0,3	0,6
Dividends received from associate	3,3	6,5	14,1
Other dividends received	0,1	0,1	0,1
Net cash used in investing activities	(152,2)	(87,3)	(355,2)
CASH FLOWS USED IN FINANCING ACTIVITIES			
Proceeds from issuance of share capital	-*	-*	-*
Increase in share premium	4,5	3,9	8,2
Own shares repurchased	-	-	(138,7)

Decrease in long-term borrowings	-	(0,8)	(3,9)
Dividends paid	(312,3)	(465,9)	(706,3)
Net cash used in financing activities	(307,8)	(462,8)	(840,7)
Net decrease in cash and cash equivalents	(313,8)	(69,3)	(39,0)
Exchange difference	55,5	(46,1)	(285,5)
Cash and cash equivalents at beginning of year	483,8	808,3	808,3
Cash and cash equivalents at end of period/year	225,5	692,9	483,8
Average Rand/US$ exchange rate	10,9855	7,9298	8,6182

Cash flow items were translated at the average exchange rate for the period/year.

† Includes foreign exchange gains and losses.

* Less than US$50 000

Supplementary information

Consolidated statistics

Total operations		Unaudited Six months ended 30 June 2002	Unaudited Six months ended 30 June 2001	Unaudited Year ended 31 December 2001
Marketing statistics				
Average market prices achieved				
Platinum	(US$/oz)	513	600	526
Palladium	(US$/oz)	371	784	582
Rhodium	(US$/oz)	946	1 976	1 610
Nickel	(US$/lb)	2,91	2,99	2,65
Net sales revenue per Pt ounce sold	(US$)	819	1 233	1 004
Platinum	(R/oz)	5 533	4 754	4 531
Palladium	(R/oz)	4 036	6 197	4 936
Rhodium	(R/oz)	10 387	15 623	13 410
Nickel	(R/lb)	32,02	23,69	23,14
Net sales revenue per Pt ounce sold	(R)	8 995	9 776	8 654
Average Pt exchange rates achieved	(R : US$)	10,7842	7,9196	8,6184
Exchange rates at end of period	(R : US$)	10,3705	8,0450	11,9610

Profitability statistics				
Gross sales revenue per ton milled	(R)	669	751	696
Gross profit margin	(%)	49,5	57,8	51,4
Earnings before interest, taxation depreciation and amortisation (EBITDA)	(R millions)	4 633,9	6 003,5	10 148,8
Operating profit to average operating assets	(%)	71,6	121,8	120,0
Return on average shareholders' equity	(%)	44,2	77,2	66,2
Return on capital employed	(%)	44,5	67,3	64,0
Refined production				
Platinum	(thousands) (oz)	1 043,3	1 000,6	2 109,2
Palladium	(thousands) (oz)	515,5	478,8	1 049,0
Rhodium	(thousands) (oz)	82,5	94,2	200,4
Gold	(thousands) (oz)	60,1	46,0	102,2
Nickel	(thousands) (tons)	9,2	9,2	19,5
Copper	(thousands) (tons)	5,1	5,1	10,8
PGM's	(thousands) (oz)	1 787,5	1 720,3	3 673,6
Analysis of operating contribution by mine	(R millions)			
Rustenburg Section		1 419,0	1 761,0	2 993,6
Union Section		630,3	703,0	1 190,9
Amandelbult Section		2 060,9	2 067,2	3 742,6
Potgietersrust Platinums		518,5	1 055,3	1 680,5
Lebowa Platinum Mines		238,5	229,2	407,7
Steady state operating contribution		4 867,2	5 815,7	10 015,3
Rustenburg UG2		67,3	-	-

Phase I Project Bafokeng-Rasimone Platinum Mine		171,8	192,8	275,2
Consolidated operating contribution		5 106,3	6 008,5	10 290,5
Other costs		305,5	275,9	674,5
Gross profit on metal sales		4 800,8	5 732,6	9 616,0
Total steady state operations*				
Production statistics and efficiency measures				
Tons mined - PPRust (opencast)	(thousands)	17 761	16 632	29 631
Tons broken - underground mines	(thousands)	9 590	10 282	21 519
Tons milled	(thousands)	11 767	12 207	24 952
Built-up head grade	(g/ton)	4,95	5,06	5,06
Immediately available ore reserves	(months)	15,5	14,2	14,2
Metres face advance	(per month)	9,1	8,8	8,8
Square metres per employee	(per month)	9,8	10,7	10,7
Tons broken per employee - underground mine		291	283	593
Tons mined per employee - PPRust		16 044	15 106	27 060
Total average number of mine employees		34 024	37 412	37 396
Average number of mine employees - underground mines		32 917	36 311	36 301
- opencast mine (PPRust)		1 107	1 101	1 095
UG2 mined to total output	(%)	26	27	28
Platinum ounces refined	(thousands)	922,3	936,8	1 979,0
Refined Pt ounces per employee		27,1	25,0	52,9

Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	9 055	9 897	8 744
Operating performance				
Cash operating costs per Pt ounce refined	(R)	3 478	3 262	3 254
Cash operating costs per Pt ounce refined	(US$)	317	411	378
Cash operating costs per PGM ounce refined	(R)	2 016	1 876	1 852
Cash operating costs per PGM ounce refined	(US$)	184	237	215
Operating income statement	(R millions)			
Net sales revenue		8 235,7	9 000,1	16 971,8
Operating cost of sales †		(3 368,5)	(3 184,4)	(6 956,5)
Operating contribution		4 867,2	5 815,7	10 015,3
Operating margin	(%)	59,1	64,6	59,0

* Includes all operations except Bafokeng-Rasimone Platinum Mine and Rustenburg UG2 Phase I Project, both of which are in a production ramp-up phase.
† Cost of sales excluding other costs

Supplementary information
Operating statistics by mine
STEADY STATE OPERATIONS
RUSTENBURG SECTION
2002 excludes portions of the Brakspruit, Bleskop and Paardekraal shafts that are being expanded as part of the Rustenburg UG2 Phase I Project. These shafts, at a lower level of output, are included in the steady state information for 2001.

		Unaudited Six months ended 30 June 2002	Unaudited Six months ended 30 June 2001	Unaudited Year ended 31 December 2001
Production statistics and efficiency measures				
Tons broken	(thousands)	3 308	4 218	8 550

Tons milled	(thousands)	3 328	3 756	7 733
Built-up head grade	(g/ton)	5,58	5,45	5,38
Immediately available ore reserves	(months)	17,7	16,3	15,0
Metres face advance	(per month)	8,7	8,8	8,9
Square metres per employee	(per month)	8,0	10,8	10,7
Tons broken per employee		228	244	493
Average number of mine employees		14 536	17 281	17 346
UG2 mined to total output	(%)	2	14	16
Platinum ounces refined	(thousands)	303,4	340,9	719,1
Refined Pt ounces per employee		20,9	19,7	41,5
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 761	9 216	8 273
Operating performance				
Cash operating costs per Pt ounce refined	(R)	3 896	3 635	3 650
Cash operating costs per Pt ounce refined	(US$)	355	458	424
Cash operating costs per PGM ounce refined	(R)	2 438	2 260	2 233
Cash operating costs per PGM ounce refined	(US$)	222	285	259
Operating income statement	(R millions)			
Net sales revenue		2 609,1	3 014,4	5 780,6
Operating cost of sales †		(1 190,1)	(1 253,4)	(2 787,0)
Operating contribution		1 419,0	1 761,0	2 993,6
Operating margin	(%)	54,4	58,4	51,8

† Cost of sales excluding other costs

UNION SECTION

Production statistics and efficiency measures				
Tons broken	(thousands)	1 658	1 754	3 694
Tons milled	(thousands)	2 137	2 238	4 466
Built-up head grade	(g/ton)	4,27	4,34	4,40
Immediately available ore reserves	(months)	20,1	14,8	16,1
Metres face advance	(per month)	8,0	6,7	7,1
Square metres per employee	(per month)	7,2	8,2	7,8
Tons broken per employee		273	271	582
Average number of mine employees		6 080	6 471	6 342
UG2 mined to total output	(%)	58	60	60
Platinum ounces refined	(thousands)	138,0	130,9	280,4
Refined Pt ounces per employee		22,7	20,2	44,2
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 730	9 756	8 497
Operating performance				
Cash operating costs per Pt ounce refined	(R)	3 969	3 986	3 787
Cash operating costs per Pt ounce refined	(US$)	361	503	439
Cash operating costs per PGM ounce refined	(R)	2 246	2 240	2 102
Cash operating costs per PGM ounce refined	(US$)	204	282	244
Operating income statement	(R millions)			
Net sales revenue		1 196,9	1 237,1	2 326,6
Operating cost of sales †		(566,6)	(534,1)	(1 135,7)
Operating contribution		630,3	703,0	1 190,9
Operating margin	(%)	52,7	56,8	51,2

† Cost of sales excluding other costs

AMANDELBULT SECTION

Production statistics and efficiency measures				
Tons broken	(thousands)	3 680	3 539	7 621
Tons milled	(thousands)	3 509	3 409	7 086
Built-up head grade	(g/ton)	5,84	5,69	5,68
Immediately available ore reserves	(months)	18,0	17,0	18,0
Metres face advance	(per month)	9,7	9,4	9,3
Square metres per employee	(per month)	12,7	11,4	12,0
Tons broken per employee		384	352	771
Average number of mine employees		9 571	10 056	9 890
UG2 mined to total output	(%)	42	35	36

Platinum ounces refined	(thousands)	349,7	314,7	679,3
Refined Pt ounces per employee		36,5	31,3	68,7
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 592	9 247	8 189
Operating performance				
Cash operating costs per Pt ounce refined	(R)	2 389	2 314	2 312
Cash operating costs per Pt ounce refined	(US$)	217	292	268
Cash operating costs per PGM ounce refined	(R)	1 408	1 365	1 340
Cash operating costs per PGM ounce refined	(US$)	128	172	155
Operating income statement	(R millions)			
Net sales revenue		2 950,5	2 822,2	5 473,0
Operating cost of sales †		(889,6)	(755,0)	(1 730,4)
Operating contribution		2 060,9	2 067,2	3 742,6
Operating margin	(%)	69,8	73,2	68,4

† Cost of sales excluding other costs

POTGIETERSRUST PLATINUMS

Production statistics and efficiency measures				
Tons mined	(thousands)	17 761	16 632	29 631
Tons milled	(thousands)	2 035	2 100	4 270
Built-up head grade	(g/ton)	3,29	4,48	4,38
Stripping ratio		19,2	11,6	10,9
Immediately available ore reserves within the pit	(months)	0,4	5,2	3,5
Tons mined per employee		16 044	15 106	27 060
Average number of mine employees		1 107	1 101	1 095
Platinum ounces refined	(thousands)	83,1	110,5	211,1
Refined Pt ounces per employee		75,1	100,4	192,8
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	12 000	13 652	12 120
Operating performance				
Cash operating costs per Pt ounce refined	(R)	4 878	3 440	3 688
Cash operating costs per Pt ounce refined	(US$)	444	434	428
Cash operating costs per PGM ounce refined	(R)	2 272	1 568	1 682
Cash operating costs per PGM ounce refined	(US$)	207	198	195

Operating income statement	(R millions)			
Net sales revenue		997,2	1 508,6	2 558,6
Operating cost of sales †		(478,7)	(453,3)	(878,1)
Operating contribution		518,5	1 055,3	1 680,5
Operating margin	(%)	52,0	70,0	65,7
† Cost of sales excluding other costs				

LEBOWA PLATINUM MINES

Production statistics and efficiency measures				
Tons broken	(thousands)	944	771	1 654
Tons milled	(thousands)	758	704	1 397
Built-up head grade	(g/ton)	4,47	4,00	4,26
Immediately available ore reserves	(months)	14,2	13,2	13,8
Metres face advance	(per month)	9,9	9,7	9,4
Square metres per employee	(per month)	14,9	13,3	13,0
Tons broken per employee		346	308	607
Average number of mine employees		2 730	2 503	2 723
UG2 mined to total output	(%)	37	38	38
Platinum ounces refined	(thousands)	48,1	39,8	89,1
Refined Pt ounces per employee		17,6	15,9	32,7
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	10 021	10 497	9 349
Operating performance				
Cash operating costs per Pt ounce refined	(R)	4 925	4 678	4 540
Cash operating costs per Pt ounce refined	(US$)	448	590	527
Cash operating costs per PGM ounce refined	(R)	2 618	2 612	2 498
Cash operating costs per PGM ounce refined	(US$)	238	329	290
Operating income statement	(R millions)			
Net sales revenue		482,0	417,8	833,0
Operating cost of sales †		(243,5)	(188,6)	(425,3)
Operating contribution		238,5	229,2	407,7
Operating margin	(%)	49,5	54,9	48,9

† Cost of sales excluding other costs

BAFOKENG-RASIMONE PLATINUM MINE

Production statistics and efficiency measures				
Tons broken	(thousands)	981	548	1 256
Tons milled	(thousands)	1 252	1 005	1 892
Built-up head grade	(g/ton)	4,05	4,44	4,42
Immediately available ore reserves	(months)	6,8	6,7	7,3
Metres face advance	(per month)	8,4	7,8	7,2
Square metres per employee	(per month)	10,1	6,5	7,0
Tons broken per employee		313	232	492
Average number of mine employees		3 136	2 367	2 554
UG2 mined to total output	(%)	17	28	24
Platinum ounces refined	(thousands)	70,7	63,8	130,2
Refined Pt ounces per employee		22,5	27,0	51,0
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 313	7 952	7 257
Operating performance				
Cash operating costs per Pt ounce refined	(R)	5 472	4 498	4 638
Cash operating costs per Pt ounce refined	(US$)	498	567	538
Cash operating costs per PGM ounce refined	(R)	3 501	3 123	3 087
Cash operating costs per PGM ounce refined	(US$)	319	394	358
Operating income statement	(R millions)			
Net sales revenue		589,4	477,9	907,1
Operating cost of sales †		(417,6)	(285,1)	(631,9)
Operating contribution		171,8	192,8	275,2
Operating margin	(%)	29,1	40,3	30,3

† Cost of sales excluding other costs

Supplementary information

Operating statistics by mine (continued)

PROJECTS IN RAMP-UP PHASE

RUSTENBURG UG2 Phase I Project

The project includes output from the Brakspruit, Bleskop and Paardekraal, as well as the new Waterval shafts, feeding the new 400 ktpm Waterval Concentrator. Milling at the new concentrator commenced in February 2002.

		Unaudited Six months ended 30 June 2002	Unaudited Six months ended 30 June 2001	Unaudited Year ended 31 December 2001
Production statistics and efficiency measures				
Tons broken	(thousands)	1 377	-	-
Tons milled	(thousands)	1 481	-	-
Built-up head grade	(g/ton)	3,25	-	-
Immediately available ore reserves	(months)	10,3	-	-
Metres face advance	(per month)	18,2	-	-
Square metres per employee	(per month)	21,7	-	-
Tons broken per employee		421	-	-
Average number of mine employees		3 271	-	-
UG2 mined to total output	(%)	90	-	-
Platinum ounces refined	(thousands)	50,3	-	-
Refined Pt ounces per employee		15,4	-	-
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 875	-	-
Operating performance				
Cash operating costs per Pt ounce refined	(R)	7 282	-	-
Cash operating costs per Pt ounce refined	(US$)	663	-	-
Cash operating costs	(R)	4 259	-	-

per PGM ounce refined				
Cash operating costs per PGM ounce refined	(US$)	388	-	-
Operating income statement	(R millions)			
Net sales revenue		439,3	-	-
Operating cost of sales †		(372,0)	-	-
Operating contribution		67,3	-	-
Operating margin	(%)	15,3	-	-

† Cost of sales excluding other costs

Commentary

Safety

Notwithstanding very intensive and focussed safety programmes, the Board deeply regrets the deaths of 14 employees on managed operations. On a positive note, it is worth reporting that largely as a result of these intensive safety programmes, the majority of the Business Units of the Group have reported a significant improvement in lost time injury rates over the period.

Financial results

The record first half profits achieved in 2001 were not repeated in the first half of 2002. Earnings were adversely affected by lower average rand prices for metals sold, the impact that the stronger rand had on the translation of US dollar based assets when compared to December 2001, and higher cost of sales. Headline earnings for the period amounted to R2,62 billion, a 35,8% reduction from the same period last year. The Group achieved a gross profit margin of 49,5%.

Gross sales revenue reduced by R222,2 million to R9,70 billion. The reduction was the net result of lower US dollar metal prices (R4,25 billion decrease), a weaker rand (R3,70 billion increase) and additional sales volumes following increased production (R327,6 million increase). The average realised US dollar price for platinum of US$513 per ounce was US$87 lower than in the previous period. Palladium and rhodium prices more than halved to US$371 per ounce for palladium (2001: US$784) and US$946 per ounce for rhodium (2001: US$1 976).

The cost of sales rose to R4,46 billion. Operating cost of sales at steady state operations rose by R184,1 million to R3,37 billion. Costs at these operations were tightly controlled and, for the second year in a row, increased at a rate below that of inflation. The cash operating cost per refined platinum ounce ("unit cost") at these operations increased by 6,6% (2001: 1,8% increase) and declined in US dollar terms by 22,9% (2001: 15,6% decrease). An ongoing focus on minimising costs helped to ameliorate the negative effect of inflationary pressures. The Rustenburg UG2 Phase 1 Project and a further build-up in production at Bafokeng-Rasimone resulted in project operating cost of sales rising by R504,5 million to R789,6 million.

Smelting, treatment and refining costs rose as a combined result of inflationary pressures, the weaker rand and the cost of temporarily sourcing additional smelting

capacity to process smelter slag and control the increased chrome levels arising from higher UG2 production. Anglo Platinum's slag cleaning furnace, which will be commissioned in the second half of 2002, will provide a sustainable solution at lower cost.

Although the average rand/US dollar exchange rate for the six months to June 2002 was 38,5% weaker than for the same period in 2001, the rand strengthened from the end of December 2001 to 30 June 2002. This resulted in losses on translation of foreign operations and on the repatriation of US dollar revenues which largely account for other net expenditure of R519,0 million in 2002 compared to other net income of R321,1 million in the first half and R2,13 billion in the second half of 2001.

Market development and promotional expenditure costs are mostly US dollar denominated and increased by R37,0 million because of the weaker rand. Net investment income declined by R123,9 million to R107,4 million as a result of lower cash holdings.

The higher effective tax rate reflects the impact of secondary tax on companies paid on the final and special dividends for 2001 that were declared in February of this year.

Capital expenditure

Capital expenditure was on plan for the six months to June 2002 and amounted to R2,48 billion. Expansion capital expenditure totalled R1,85 billion (2001: R0,66 billion) and expenditure to maintain operations was R0,63 billion (2001: R0,34 billion). The finalisation of the Modikwa Platinum Joint Venture with African Rainbow Minerals ("ARM") during the period resulted in a recovery of R0,67 billion of capital expenditure and interest of R41,7 million in respect of ARM's share of expenditure incurred up to the effective date of the 50:50 joint venture. Anglo Platinum incurred this expenditure up front to prevent project delays and facilitate the entry of a Black Economic Empowerment ("BEE") party in this significant joint venture.

Cash reserves

Cash and cash equivalents declined by R3,45 billion to R2,34 billion. Cash generated by operations amounted to R4,18 billion (2001: R5,75 billion). Payments consisted of dividends amounting to R3,43 billion, taxation of R2,55 billion and net investing activities of R1,67 billion which includes capital expenditure of R2,48 billion less a reimbursement by ARM of its share of expenditure incurred up to the effective date of the joint venture.

Share buy-back

Anglo Platinum did not purchase any of its own shares during the six months to 30 June 2002.

Operations

Refined production across the Group increased by 42 700 platinum ounces to 1,043 million ounces. Planned refined production of 1,084 million ounces was not achieved primarily as a result of a larger than expected low grade intrusion at Potgietersrust and a delay in the build-up of new production at Rustenburg Section. At steady state operations, better process recoveries resulted in an increase in refined platinum production realised relative to the volume of material milled. An operating margin of 59,1% was achieved.

Amandelbult Section performed exceptionally well. Both head grades and efficiencies improved and the unit cost increase was contained to 3,2%. Lebowa also performed well and ongoing optimisation of the UG2 expansion yielded an improved head grade, higher production and a unit cost increase of only 5,3%. Union Section maintained production levels and focussed heavily on upgrading infrastructure and improving operating flexibility. Unit costs decreased by 0,4%. Rustenburg Section recorded a production decline as a result of the redesignation of output from the Brakspruit, Bleskop and Paardekraal shafts as part of the Rustenburg UG2 Phase 1 Project. Potgietersrust had a disappointing six months primarily as a result of a reduction in mill head grade resulting from the combined effect of a larger than expected low grade intrusion in the South Pit and limited mining flexibility due to the proximity of the Ga-Pila village. The mine is however pleased to report that the Ga-Pila village relocation has progressed sufficiently to allow greater mining flexibility in future. Unit costs rose by 41,8% as a result of lower refined production volumes. Unit mining costs were nevertheless well controlled and on a tons mined basis were the same as last year.

The smelting, treatment and refining operations performed well in terms of throughput, recoveries and pipeline stock management during the period under review.

Application for mining authorisations

Due to inordinate delays experienced in the processing of applications for mining authorisations, Anglo Platinum instituted legal action against the Department of Minerals and Energy. However, as announced on 7 August 2002, an agreement has been reached which removes the need to proceed with this court action. While the agreement is satisfactory in terms of providing sufficient security of tenure to justify the continuation of the Group's expansion programme and meeting the Department's BEE objectives, the full impact of the delays on the planned build up to 3,5 million ounces of refined platinum is still being evaluated.

Projects

Recent market demand reviews confirm a significant growth opportunity for Anglo Platinum, and the Company remains committed to the expansion programme to produce 3,5 million ounces of refined platinum by 2006. However delays by the Department of Minerals and Energy in processing mining licence applications may affect the timeous achievement of this target. The Group continues to engage the Department at all appropriate levels to resolve delays in the processing of applications, the development of the mining charter and the implementation of the new Bill in a way that builds investor confidence and achieves the Bills' objectives.

Bafokeng-Rasimone continued its drive to increase development and improve mining efficiencies. Improvement in these areas was achieved, but progress continues to be hindered by poor geological conditions at South Shaft. While milled tonnage increased, grade deteriorated with the processing of low-grade surface material. Refined production increased by 10,8% compared to the first half of last year but was below plan. While unit costs for the period were high as a result of the low grade and increased expenditure on development, the mine nevertheless added R171,8 million to the Group's operating contribution.

The Rustenburg UG2 Phase 1 Project consists of a 400 ktpm concentrator processing ore from the new Waterval mine as well as the Brakspruit, Bleskop and Paardekraal shafts. The concentrator was successfully commissioned as planned and milling

commenced in February. The unit is performing well and is achieving designed recoveries. Production build-up from the Waterval mine, although very rapid, was initially slower than expected due to delays in development caused by congestion underground. Stoping widths in the UG2 areas of the Brakspruit, Bleskop and Paardekraal shafts were increased to include the leader seam and reduce the risk of falls of ground. The associated reduction in grade will impact production from the project in 2003, however a combination of ore sorting and dense media separation is being evaluated for implementation during 2003 to improve the mill feed grade. The project nevertheless added R67,3 million to the Group's overall operating contribution for the period under review.

Plant start-up at Modikwa Platinum was delayed until July because of a strike by employees of one of the construction contractors. Notwithstanding these difficulties, underground mine development is on schedule and refined metal production for the year will be close to plan.

The strategic evaluation at Union Section has concluded that the existing shaft infrastructure and resource cannot support the planned expansion for the required period. However it is advantageous to complete the Mortimer UG2 plant expansion and the establishment of the additional decline section to increase recoveries and provide additional resources that will yield replacement material for Richard and Spud shafts as their production capacity declines over time. Milling at the expanded plant commenced in July.

The Anglo Platinum Converting Process ("ACP") Project, which is designed to set a new global benchmark for the control of sulphur emissions, started its commissioning programme in March. The plant utilises innovative technology which was extensively tested during the project design and study phase. Trial smelting has been carried out as part of the commissioning programme with very successful results. Progress is according to plan and it is anticipated that commissioning will be completed during the second half of 2002.

In the light of the potential delays associated with the Minerals Bill the optimum mix of projects is being re-examined. The manner in which these projects will be brought to account will be communicated in November 2002.

Black Economic Empowerment ("BEE")

Anglo Platinum continues to support the process of BEE and is proud of the very significant contribution the Group has made by facilitating the purchase of 22,5% of Northam Platinum by Mvelaphanda Platinum, and by entering into a 50:50 joint venture with a consortium led by ARM in respect of the Modikwa Platinum Project. The Company's commitment to fostering further black economic empowerment in projects has been reaffirmed by the agreement reached with government regarding substantial BEE participation on portions of the Eastern Limb expansion projects and the conclusion of the joint venture with the Royal Bafokeng Nation in respect of the Bafokeng-Rasimone Platinum Mine and the Styldrift Project. All conditions precedent in respect of the Bafokeng-Rasimone Joint Venture are expected to be satisfied by year end.

In support of the BEE process Anglo Platinum has made significant strides in its social upliftment programme. As well as making large contributions to the AAC Chairman's Fund, the Group runs its own education and health care programmes that greatly benefit communities in the Limpopo and North-West provinces, and supports the development of small and medium black enterprises through its procurement

policy. A comprehensive HIV/AIDS programme is in place at all operations and surrounding communities.

Dividend

After due consideration of the cash demands arising from the expansion programme, and with the expectation of continued strong cashflows generated by the operations, the Board has declared an interim cash dividend of 900 (2001: 1 100) cents per ordinary share.

Prospects

Current rand platinum group metal prices are at levels that continue to yield substantial operating margins.

The platinum market continues to enjoy firm broad-based industrial and jewellery demand, particularly in China, that underpins the price.

Sales of palladium from US government and industrial stocks have steadily pressured the palladium price since the start of this year and reduced volatility in this market. Prices have been supported by the low level of Russian spot market sales. Palladium demand remains sensitive to substitution trends by platinum in the automobile sector and by nickel in the electronic sector.

As a result of the grade decline at Potgietersrust and the slower than expected ore build up at the Rustenburg UG2 Phase 1 Project, refined platinum production for 2002 is estimated at approximately 2,25 million ounces. Notwithstanding the revision, refined platinum production in the second half of the year will be substantially higher than in the first half. With this increase, and on the assumption that rand metal prices will remain at current levels, the profit on metal sales for 2002 will be similar to that achieved in 2001.

Other income for the year is difficult to predict, but the significant contribution to earnings recorded in 2001 as a result of the weaker rand will not be repeated this year.

It is therefore unlikely that the record earnings achieved in 2001 on the back of exceptionally high PGM prices and a substantial weakening of the rand in December 2001 will be repeated.

The recent agreement reached with Government and the Department of Minerals and Energy in respect of BEE ventures and security of tenure will enable the Company to pursue its already announced expansion to 3,5 million refined platinum ounces, and further market opportunities when they are identified.

Signed for and on behalf of the Board, as evidence of approval of the interim report.

B E Davison

(Chairman and Managing Director)

T A Wixley

(Deputy Chairman)

Johannesburg

12 August 2002

Review report of the independent auditors

To the members of

Anglo American Platinum Corporation Limited

We have reviewed the accompanying summarised consolidated interim report of Anglo American Platinum Corporation Limited and its subsidiaries for the six months ended 30 June 2002 where indicated as such in column headings. This interim report is the responsibility of the Company's directors. Our responsibility is to issue a report on this interim report based on our review.

Scope

We conducted our review in accordance with the statement of South African Auditing Standards applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance that the interim financial information is free of material misstatement. A review is limited primarily to enquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim report is not fairly presented, in all material respects, in accordance with South African Statements of Generally Accepted Accounting Practice, International Accounting Standards and the Companies Act in South Africa.

Deloitte & Touche

Registered Accountants and Auditors

Chartered Accountants (SA)

Johannesburg

12 August 2002

Declaration of interim ordinary dividend (No. 99)

Notice is hereby given that an interim dividend of 900 cents per ordinary share, in the currency of the Republic of South Africa, has been declared in respect of the financial year ending 31 December 2002. The dividend is payable to shareholders recorded in the books of the Company at the close of business on Friday 6 September 2002.

The salient dates for the interim dividend are as follows:

Salient Dates for South Africa and United Kingdom	2002
Last day to trade (cum dividend)	Friday, 30 August
First day of trading (ex dividend)	Monday, 2 September
Currency conversion date (for sterling payments from London)	Tuesday, 3 September
Record date	Friday, 6 September
Date of payment	Wednesday, 11 September

Share certificates may not be dematerialised or rematerialised between Monday 2 September 2002 and Friday 6 September 2002, both days inclusive.

On Wednesday 11 September 2002, the dividend will be electronically transferred to the bank accounts of all certificated shareholders where this facility is available. Where electronic fund transfer is not available or desired, cheques dated 11 September 2002 will be posted on that date. Shareholders who have

dematerialised their share certificates will have their bank accounts, which are linked to their CSDP or broker's safe custody accounts, credited on 11 September 2002.

Shareholders registered on the United Kingdom section of the register will be paid the dividend in pounds sterling at the rate of exchange determined on Tuesday 3 September 2002.

A further announcement stating the rand/sterling conversion rate will be released through the relevant South African and United Kingdom news services on Wednesday 4 September 2002.

The dividend is payable subject to the customary conditions which may be inspected at or obtained from the Company's Johannesburg office or from its London Secretaries.

By order of the Board

D A Freemantle

Company Secretary

Johannesburg

12 August 2002

Administration

EXECUTIVE DIRECTORS

B E Davison (Chairman and Managing Director),

J A Dreyer, D T G Emmett, B E Ngubane,

R H H van Kerckhoven (Belgian), A I Wood (British)

NON-EXECUTIVE DIRECTORS

L Boyd, M W King, W A Nairn, A J Trahar

INDEPENDENT NON-EXECUTIVE DIRECTORS

T A Wixley (Deputy Chairman), C B Brayshaw

ALTERNATE DIRECTORS

A H Calver (British), J M Halhead (British)

P J V Kinver (British), R Pilkington, C B Sheppard, V P Uren

Company Secretary

D A Freemantle

REGISTERED OFFICE

28 Harrison Street, Johannesburg, 2001

(P.O. Box 62179, Marshalltown, 2107)

Facsimile +27 11 373-5111

Telephone +27 11 373-6111

SOUTH AFRICAN REGISTRARS

Computershare Investor Services Limited,

(Registration No. 1958/003546/06),

2nd Floor, Edura,

41 Fox Street, Johannesburg, 2001

(P.O. Box 61051, Marshalltown, 2107)

Facsimile +27 11 836-0792/6145

Telephone +27 11 370-7700

LONDON SECRETARIES

Anglo American Services (UK) Limited,

20 Carlton House Terrace, London,

SW1Y 5AN, England

Facsimile +44 207 698-8755
Telephone +44 207 698-8888
UNITED KINGDOM REGISTRARS
Capita IRG plc, Balfour House,
390-398 High Road,
Ilford, Essex IG1 1NQ, England
Facsimile +44 207 478-7717
Telephone +44 207 478-8241
This Interim Report is available on the
Company's internet site: http://www.angloplatinum.com
E-mail enquiries should be directed to: mmtakati@angloplat.com

ANGLO AMERICAN

News Release

13 August 2002

Anglo American plc ("Anglo American") notification:

Anglo American wishes to draw attention to Anglo Platinum's announcement of their results for the 6 months to 30 June 2002, attached hereto.

Anglo American Platinum Corporation Limited
(Incorporated in the Republic of South Africa)
Registration Number 1946/022452/06)
JSE Code: AMS
ISIN: ZAE000013181
A member of the Anglo American plc group

INTERIM REPORT
for the six months ended 30 June 2002

Highlights for the six months ended 30 June 2002

Headline earnings per share (cents)	1 222,8
Dividend per share (cents)	900,0
Increase in unit cost*	+ 6,6% †

*Includes all operations except Bafokeng-Rasimone Platinum Mine and Rustenburg UG2 Phase I Project, both of which are in a production ramp-up phase.
† Compared to the six month period ended 30 June 2001.

Consolidated income statement

R millions	Reviewed Six months ended 30 June 2002	Reviewed Six months ended 30 June 2001	% Change	Audited Year ended 31 December 2001
Gross sales revenue	9 697,6	9 919,8		18 690,9
Commissions paid	433,2	441,8		812,0
Net sales revenue	9 264,4	9 478,0	(2,3)	17 878,9
Cost of sales	4 463,6	3 745,4	(19,2)	8 262,9
Cash operating costs	3 960,6	3 342,6		7 044,5
On-mine costs	3 316,8	2 835,3		5 948,6
Smelting costs	282,2	208,6		441,9
Treatment and refining costs	361,6	298,7		654,0
Amortisation	343,8	252,6		498,8
(Increase)/decrease in metal inventories	(146,3)	(125,7)		45,1
Other costs	305,5	275,9		674,5
Gross profit on metal sales	4 800,8	5 732,6	(16,3)	9 616,0
Other net (expenditure)/income †	(519,0)	321,1		2 452,7
Profit on disposal of mineral rights	25,0	-		-
Market development and promotional expenditure	(139,4)	(102,4)		(251,0)
Operating profit	4 167,4	5 951,3	(30,0)	11 817,7
Net investment income	107,4	231,3		340,3
Income from associate	105,6	108,7		170,6
Profit before taxation	4 380,4	6 291,3	(30,4)	12 328,6
Taxation	1 735,0	2 207,4	21,4	4 308,8
Normal	1 303,0	1 820,7		3 562,1
Current	896,4	1 688,1		3 054,1
Deferred	406,6	132,6		508,0

Secondary tax on companies (STC)	432,0	386,7		746,7
Net profit	2 645,4	4 083,9	(35,2)	8 019,8
Headline earnings	2 620,4	4 083,9	(35,8)	8 019,8
Number of ordinary shares in issue (millions)	214,7	217,5		214,1
Weighted average number of ordinary shares in issue (millions)	214,3	217,2		217,0
Earnings per share (cents)				
- Basic	1 234,4	1 880,2	(34,3)	3 695,8
- Headline	1 222,8	1 880,2	(35,0)	3 695,8
- Diluted (basic)	1 216,8	1 848,8	(34,2)	3 637,1
- Diluted (headline)	1 205,3	1 848,8	(34,8)	3 637,1
Dividends per share (cents)	900,0	1 100,0	(18,2)	2 200,0
- Interim	900,0	1 100,0		1 100,0
- Final	-	-		1 100,0
- Special dividend (cents)	-	-	-	500,0
Dividend cover (headline earnings before special dividend)	1,4	1,7	(17,6)	1,7
Reconciliation between net profit and headline earnings				
Net profit	2 645,4	4 083,9	(35,2)	8 019,8
Adjustment:				
Profit on disposal of mineral rights	(25,0)	-		-
Headline earnings	2 620,4	4 083,9	(35,8)	8 019,8

† Mainly relates to foreign exchange gains and losses.

Consolidated balance sheet

R millions	Reviewed as at 30 June 2002	Reviewed as at 30 June 2001	Audited as at 31 December 2001
ASSETS			
Non-current assets			
Property, plant and equipment	8 884,0	7 233,7	7 008,3
Capital work-in-progress	3 468,4	1 376,4	3 912,9
Platinum Producers' Environmental Trust	73,1	56,0	69,5
Investment in associate	301,2	295,8	265,7
Non-current receivable	231,6	198,6	212,1
	12 958,3	9 160,5	11 468,5
Current assets	5 630,2	9 032,3	9 059,6
Inventories	1 491,5	1 490,4	1 326,4
Accounts receivable	1 800,6	1 967,5	1 946,8
Cash and cash equivalents	2 338,1	5 574,4	5 786,4
Total assets	18 588,5	18 192,8	20 528,1
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	21,5	21,8	21,4
Share premium	1 252,5	1 867,4	1 203,6
Accumulated profits before proposed dividends and STC	10 511,7	10 245,6	11 296,6
Accumulated profits after proposed dividends and STC	8 337,9	7 554,1	7 449,0
Proposed ordinary dividends	1 932,3	2 392,5	2 354,0
Proposed special dividend	–	–	1 070,0
STC	241,5	299,0	423,6
Shareholders' equity	11 785,7	12 134,8	12 521,6
Non-current liabilities	3 672,5	2 943,1	3 266,3
Borrowings	–	8,0	–
Deferred taxation	2 940,7	2 199,9	2 562,3
Provision for environmental rehabilitation	183,5	162,9	174,3
Employees' service benefits	548,3	572,3	529,7
Current liabilities	3 130,3	3 114,9	4 740,2
Accounts payable	1 350,9	1 164,0	1 731,6
Taxation	1 779,4	1 950,9	3 008,6
Total equity and liabilities	18 588,5	18 192,8	20 528,1

Group statement of changes in shareholders' equity

R millions	Share capital	Share premium	Accumulated profits	Total
Balance as at 31 December 2000 (Audited)	21,7	1 836,4	9 856,0	11 714,1
Net profit			4 083,9	4 083,9
Dividend paid in cash			(3 694,3)	(3 694,3)
Share capital issued	0,1	31,0		31,1
Balance as at 30 June 2001 (Reviewed)	21,8	1 867,4	10 245,6	12 134,8
Net profit			3 935,9	3 935,9
Dividend paid in cash			(2 393,1)	(2 393,1)
Share capital issued	-*	39,7		39,7
Repurchase of ordinary shares	(0,4)	(703,5)	(491,8)	(1 195,7)
Company 2 228 267 shares at cost (cancelled)	(0,2)	(701,4)	-	(701,6)
Subsidiary 1 673 400 shares at cost	(0,2)	-	(490,2)	(490,4)
Associated expenditure	-	(2,1)	(1,6)	(3,7)
Balance as at 31 December 2001 (Audited)	21,4	1 203,6	11 296,6	12 521,6
Net profit			2 645,4	2 645,4
Dividend paid in cash			(3 430,3)	(3 430,3)
Share capital issued	0,1	48,9		49,0
Balance as at 30 June 2002 (Reviewed)	21,5	1 252,5	10 511,7	11 785,7

* R100 000 or less for the full year.

Consolidated cash flow statement

R millions	Reviewed Six months ended 30 June 2002	Reviewed Six months ended 30 June 2001	Audited Year ended 31 December 2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash receipts from customers	9 234,4	9 225,0	17 700,8
Cash paid to suppliers and employees †	(5 057,7)	(3 477,6)	(5 122,3)
Cash from operations	4 176,7	5 747,4	12 578,5
Interest paid	(19,8)	(2,7)	(19,9)
Taxation paid	(2 551,3)	(1 932,0)	(2 588,7)
Net cash from operating activities	1 605,6	3 812,7	9 969,9
CASH FLOWS USED IN INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(2 477,4)	(1 002,2)	(3 586,1)
To maintain operations	(630,5)	(343,5)	(1 117,7)
To expand operations	(1 846,9)	(658,7)	(2 468,4)
Proceeds from sale of plant and equipment	632,3	15,0	31,7
Investment in associate	(0,3)	-	(2,4)
Interest received	132,2	240,4	368,3
Growth in Platinum Producers' Environmental Trust	3,6	2,7	5,6
Dividends received from associate	36,4	51,8	121,6
Other dividends received	0,6	0,6	1,2
Net cash used in investing activities	(1 672,6)	(691,7)	(3 060,1)
CASH FLOWS USED IN FINANCING ACTIVITIES			
Proceeds from issuance of share capital	0,1	0,1	0,1
Increase in share premium	48,9	31,0	70,7
Own shares repurchased	-	-	(1 195,7)
Decrease in long-term borrowings	-	(6,2)	(33,9)
Dividends paid	(3 430,3)	(3 694,3)	(6 087,4)
Net cash used in financing activities	(3 381,3)	(3 669,4)	(7 246,2)
Net decrease in cash and cash equivalents	(3 448,3)	(548,4)	(336,4)
Cash and cash equivalents at beginning of year	5 786,4	6 122,8	6 122,8
Cash and cash equivalents at end of period/year	2 338,1	5 574,4	5 786,4

† Includes foreign exchange gains and losses.

Notes to the interim report

1. This interim report complies with International Accounting Standard 34 - Interim Financial Reporting and South African Statement of Generally Accepted Accounting Practice, AC127, with the same title, and with Schedule 4 of the South African Companies Act.

2. The interim report has been prepared using accounting policies that comply with South African Statements of Generally Accepted Accounting Practice and International Accounting Standards. These policies are consistent with those

applied in the financial statements for the year ended 31 December 2001. An accounting policy is added for the accounting treatment of joint ventures because the Group entered into a joint venture for the first time during this interim period. The policy is as follows:

Joint ventures

The Group's interest in jointly controlled entities is accounted for through proportionate consolidation. Under this method the Group includes its share of the joint ventures' individual income and expenses, assets and liabilities in the relevant components of its financial statements on a line-by-line basis.

In respect of its interests in jointly controlled operations, the Group recognises the assets that it controls and the liabilities that it incurs, as well as its share of the income that it earns and the expenses that it incurs from the jointly controlled operation.

3. Contingent liabilities

The contingent liabilities disclosed in the 2001 annual report still exist, except for the guarantee given to BoE Merchant Bank, a division of BoE Limited, which bank supplied an interim loan facility to African Rainbow Minerals Mining Consortium Limited ("ARM"). This guarantee was cancelled on 20 June 2002.

Notes to the interim report (continued)

R millions	Reviewed as at 30 June 2002	Reviewed as at 30 June 2001	Audited as at 31 December 2001
Investments			
Listed investment in associate			
- Carrying amount	301,2	295,8	265,7
- Market value	874,2	796,6	869,5
Capital expenditure for the period/year	2 477,4	1 002,2	3 586,1
Commitments			
Mining property, plant and equipment			
Contracted for	1 532,3	1 646,1	1 849,0
Not yet contracted for	10 262,9	5 445,2	9 591,7
Authorised by the directors	11 795,2	7 091,3	11 440,7
Allocated for:			
Expansion of capacity	8 560,6	5 866,9	9 345,0
- within remainder of financial year/ next financial year	2 309,3	2 198,8	2 987,9
- thereafter	6 251,3	3 668,1	6 357,1
Maintenance of capacity	3 234,6	1 224,4	2 095,7
- within remainder of financial year/ next financial year	946,4	719,8	1 073,6
- thereafter	2 288,2	504,6	1 022,1
Other			
Operating lease rentals - premises	45,1	56,8	50,6
- within remainder of financial year/ next financial year	7,1	6,2	13,4
- thereafter	38,0	50,6	37,2
Information Technology Service Providers	179,6	230,4	209,6

- within remainder of financial year/ next financial year	26,0	29,5	56,0
- thereafter	153,6	200,9	153,6
Amortisation and depreciation of property, plant and equipment	365,9	270,9	532,8
Amortisation of operating assets	343,8	252,6	498,8
Mining	287,9	205,9	409,4
Smelting	25,8	19,3	38,9
Treatment and refining	28,8	26,0	47,7
Decommissioning asset	1,3	1,4	2,8
Depreciation - non-mining assets	22,1	18,3	34,0
Profit on sale of plant and equipment	2,7	3,7	9,5

Supplementary information
Consolidated income statement
UNITED STATES DOLLAR EQUIVALENT

US$ millions	Reviewed Six months ended 30 June 2002	Reviewed Six months ended 30 June 2001	Audited Year ended 31 December 2001
Gross sales revenue	882,8	1 251,0	2 168,8
Commissions paid	39,4	55,7	94,2
Net sales revenue	843,4	1 195,3	2 074,6
Cost of sales	406,3	472,4	958,8
Cash operating costs	360,5	421,6	817,4
On-mine costs	301,9	357,6	690,2
Smelting costs	25,7	26,3	51,3
Treatment and refining costs	32,9	37,7	75,9
Amortisation	31,3	31,9	57,9
Increase)/decrease in metal inventories	(13,3)	(15,9)	5,2
Other costs	27,8	34,8	78,3
Gross profit on metal sales	437,1	722,9	1 115,8
Other net (expenditure)/income †	(47,2)	40,5	284,6
Profit on disposal of mineral rights	2,3	-	-
Market development and promotional expenditure	(12,7)	(12,9)	(29,1)
Operating profit	379,5	750,5	1 371,3
Net investment income	9,8	29,2	39,5
Income from associate	9,6	13,7	19,8
Profit before taxation	398,9	793,4	1 430,6
Taxation	157,9	278,4	499,9
Normal	118,6	229,6	413,3
Current	81,6	212,9	354,4
Deferred	37,0	16,7	58,9
STC	39,3	48,8	86,6
Net profit	241,0	515,0	930,7

Dividends paid in cash	(312,3)	(465,9)	(706,3)
Exchange rate translation adjustment	140,4	(76,7)	(581,0)
Accumulated profits at beginning of year	944,5	1 301,1	1 301,1
Accumulated profits at end of period/year	1 013,6	1 273,5	944,5
Average Rand/US$ exchange rate	10,9855	7,9298	8,6182
Weighted average number of ordinary shares in issue (millions)	214,3	217,2	217,0
Earnings per share (cents)			
- Basic	112,5	237,1	428,9
- Headline	111,4	237,1	428,9
- Diluted (basic)	110,8	233,2	422,0
- Diluted (headline)	109,7	233,2	422,0

† Mainly relates to foreign exchange gains and losses.
Income statement items were translated at the average exchange rate for the period/year.

Supplementary information
Consolidated balance sheet
UNITED STATES DOLLAR EQUIVALENT

US$ millions	Reviewed as at 30 June 2002	Reviewed as at 30 June 2001	Audited as at 31 December 2001
ASSETS			
Non-current assets			
Property, plant and equipment	856,7	899,1	585,9
Capital work-in-progress	334,5	171,1	327,1
Platinum Producers' Environmental Trust	7,0	6,9	5,8
Investment in associate	29,0	36,8	22,2
Non-current receivable	22,3	24,7	17,7
	1 249,5	1 138,6	958,7
Current assets	543,0	1 122,8	757,5
Inventories	143,8	185,3	110,9
Accounts receivable	173,7	244,6	162,8
Cash and cash equivalents	225,5	692,9	483,8
Total assets	1 792,5	2 261,4	1 716,2
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	2,1	2,7	1,8
Share premium	120,8	232,1	100,6
Accumulated profits before proposed dividends and STC	1 013,6	1 273,5	944,5
Accumulated profits after proposed dividends and STC	804,0	938,9	622,8
Proposed ordinary dividends	186,3	297,4	196,8
Proposed special dividend	-	-	89,5
STC	23,3	37,2	35,4

Shareholders' equity	1 136,5	1 508,3	1 046,9
Non-current liabilities	354,1	365,9	273,1
Borrowings	-	1,0	-
Deferred taxation	283,5	273,5	214,2
Environmental rehabilitation obligation	17,7	20,3	14,6
Employees' service benefits	52,9	71,1	44,3
Current liabilities	301,9	387,2	396,2
Accounts payable	130,3	144,7	144,7
Taxation	171,6	242,5	251,5
Total equity and liabilities	1 792,5	2 261,4	1 716,2
Closing Rand/US$ exchange rate	10,3705	8,0450	11,9610

Balance sheet items have been translated at the closing exchange rate for the period/year.

Supplementary information

Consolidated cash flow statement

UNITED STATES DOLLAR EQUIVALENT

US$ millions	Reviewed Six months ended 30 June 2002	Reviewed Six months ended 30 June 2001	Audited Year ended 31 December 2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash receipts from customers	840,5	1 163,3	2 053,9
Cash paid to suppliers and employees †	(460,3)	(438,6)	(594,4)
Cash from operations	380,2	724,7	1 459,5
Interest paid	(1,8)	(0,3)	(2,3)
Taxation paid	(232,2)	(243,6)	(300,3)
Net cash from operating activities	146,2	480,8	1 156,9
CASH FLOWS USED IN INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(225,5)	(126,4)	(416,1)
To maintain operations	(57,4)	(43,3)	(129,7)
To expand operations	(168,1)	(83,1)	(286,4)
Proceeds from sale of plant and equipment	57,6	1,9	3,7
Investment in associate	- *	-	(0,3)
Interest received	12,0	30,3	42,7
Growth in Platinum Producers' Environmental Trust	0,3	0,3	0,6
Dividends received from associate	3,3	6,5	14,1
Other dividends received	0,1	0,1	0,1
Net cash used in investing activities	(152,2)	(87,3)	(355,2)
CASH FLOWS USED IN FINANCING ACTIVITIES			
Proceeds from issuance of share capital	-*	-*	-*
Increase in share premium	4,5	3,9	8,2
Own shares repurchased	-	-	(138,7)

Decrease in long-term borrowings	-	(0,8)	(3,9)
Dividends paid	(312,3)	(465,9)	(706,3)
Net cash used in financing activities	(307,8)	(462,8)	(840,7)
Net decrease in cash and cash equivalents	(313,8)	(69,3)	(39,0)
Exchange difference	55,5	(46,1)	(285,5)
Cash and cash equivalents at beginning of year	483,8	808,3	808,3
Cash and cash equivalents at end of period/year	225,5	692,9	483,8
Average Rand/US$ exchange rate	10,9855	7,9298	8,6182

Cash flow items were translated at the average exchange rate for the period/year.

† Includes foreign exchange gains and losses.

* Less than US$50 000

Supplementary information

Consolidated statistics

Total operations		Unaudited Six months ended 30 June 2002	Unaudited Six months ended 30 June 2001	Unaudited Year ended 31 December 2001
Marketing statistics				
Average market prices achieved				
Platinum	(US$/oz)	513	600	526
Palladium	(US$/oz)	371	784	582
Rhodium	(US$/oz)	946	1 976	1 610
Nickel	(US$/lb)	2,91	2,99	2,65
Net sales revenue per Pt ounce sold	(US$)	819	1 233	1 004
Platinum	(R/oz)	5 533	4 754	4 531
Palladium	(R/oz)	4 036	6 197	4 936
Rhodium	(R/oz)	10 387	15 623	13 410
Nickel	(R/lb)	32,02	23,69	23,14
Net sales revenue per Pt ounce sold	(R)	8 995	9 776	8 654
Average Pt exchange rates achieved	(R : US$)	10,7842	7,9196	8,6184
Exchange rates at end of period	(R : US$)	10,3705	8,0450	11,9610

Profitability statistics				
Gross sales revenue per ton milled	(R)	669	751	696
Gross profit margin	(%)	49,5	57,8	51,4
Earnings before interest, taxation depreciation and amortisation (EBITDA)	(R millions)	4 633,9	6 003,5	10 148,8
Operating profit to average operating assets	(%)	71,6	121,8	120,0
Return on average shareholders' equity	(%)	44,2	77,2	66,2
Return on capital employed	(%)	44,5	67,3	64,0
Refined production				
Platinum	(thousands) (oz)	1 043,3	1 000,6	2 109,2
Palladium	(thousands) (oz)	515,5	478,8	1 049,0
Rhodium	(thousands) (oz)	82,5	94,2	200,4
Gold	(thousands) (oz)	60,1	46,0	102,2
Nickel	(thousands) (tons)	9,2	9,2	19,5
Copper	(thousands) (tons)	5,1	5,1	10,8
PGM's	(thousands) (oz)	1 787,5	1 720,3	3 673,6
Analysis of operating contribution by mine	(R millions)			
Rustenburg Section		1 419,0	1 761,0	2 993,6
Union Section		630,3	703,0	1 190,9
Amandelbult Section		2 060,9	2 067,2	3 742,6
Potgietersrust Platinums		518,5	1 055,3	1 680,5
Lebowa Platinum Mines		238,5	229,2	407,7
Steady state operating contribution		4 867,2	5 815,7	10 015,3
Rustenburg UG2		67,3	-	-

Phase I Project Bafokeng-Rasimone Platinum Mine		171,8	192,8	275,2
Consolidated operating contribution		5 106,3	6 008,5	10 290,5
Other costs		305,5	275,9	674,5
Gross profit on metal sales		4 800,8	5 732,6	9 616,0
Total steady state operations*				
Production statistics and efficiency measures				
Tons mined - PPRust (opencast)	(thousands)	17 761	16 632	29 631
Tons broken - underground mines	(thousands)	9 590	10 282	21 519
Tons milled	(thousands)	11 767	12 207	24 952
Built-up head grade	(g/ton)	4,95	5,06	5,06
Immediately available ore reserves	(months)	15,5	14,2	14,2
Metres face advance	(per month)	9,1	8,8	8,8
Square metres per employee	(per month)	9,8	10,7	10,7
Tons broken per employee - underground mine		291	283	593
Tons mined per employee - PPRust		16 044	15 106	27 060
Total average number of mine employees		34 024	37 412	37 396
Average number of mine employees - underground mines		32 917	36 311	36 301
- opencast mine (PPRust)		1 107	1 101	1 095
UG2 mined to total output	(%)	26	27	28
Platinum ounces refined	(thousands)	922,3	936,8	1 979,0
Refined Pt ounces per employee		27,1	25,0	52,9

Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	9 055	9 897	8 744
Operating performance				
Cash operating costs per Pt ounce refined	(R)	3 478	3 262	3 254
Cash operating costs per Pt ounce refined	(US$)	317	411	378
Cash operating costs per PGM ounce refined	(R)	2 016	1 876	1 852
Cash operating costs per PGM ounce refined	(US$)	184	237	215
Operating income statement	(R millions)			
Net sales revenue		8 235,7	9 000,1	16 971,8
Operating cost of sales †		(3 368,5)	(3 184,4)	(6 956,5)
Operating contribution		4 867,2	5 815,7	10 015,3
Operating margin	(%)	59,1	64,6	59,0

* Includes all operations except Bafokeng-Rasimone Platinum Mine and Rustenburg UG2 Phase I Project, both of which are in a production ramp-up phase.

† Cost of sales excluding other costs

Supplementary information

Operating statistics by mine

STEADY STATE OPERATIONS

RUSTENBURG SECTION

2002 excludes portions of the Brakspruit, Bleskop and Paardekraal shafts that are being expanded as part of the Rustenburg UG2 Phase I Project. These shafts, at a lower level of output, are included in the steady state information for 2001.

		Unaudited Six months ended 30 June 2002	Unaudited Six months ended 30 June 2001	Unaudited Year ended 31 December 2001
Production statistics and efficiency measures				
Tons broken	(thousands)	3 308	4 218	8 550

Tons milled	(thousands)	3 328	3 756	7 733
Built-up head grade	(g/ton)	5,58	5,45	5,38
Immediately available ore reserves	(months)	17,7	16,3	15,0
Metres face advance	(per month)	8,7	8,8	8,9
Square metres per employee	(per month)	8,0	10,8	10,7
Tons broken per employee		228	244	493
Average number of mine employees		14 536	17 281	17 346
UG2 mined to total output	(%)	2	14	16
Platinum ounces refined	(thousands)	303,4	340,9	719,1
Refined Pt ounces per employee		20,9	19,7	41,5
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 761	9 216	8 273
Operating performance				
Cash operating costs per Pt ounce refined	(R)	3 896	3 635	3 650
Cash operating costs per Pt ounce refined	(US$)	355	458	424
Cash operating costs per PGM ounce refined	(R)	2 438	2 260	2 233
Cash operating costs per PGM ounce refined	(US$)	222	285	259
Operating income statement	(R millions)			
Net sales revenue		2 609,1	3 014,4	5 780,6
Operating cost of sales †		(1 190,1)	(1 253,4)	(2 787,0)
Operating contribution		1 419,0	1 761,0	2 993,6
Operating margin	(%)	54,4	58,4	51,8

† Cost of sales excluding other costs

UNION SECTION

Production statistics and efficiency measures				
Tons broken	(thousands)	1 658	1 754	3 694
Tons milled	(thousands)	2 137	2 238	4 466
Built-up head grade	(g/ton)	4,27	4,34	4,40
Immediately available ore reserves	(months)	20,1	14,8	16,1
Metres face advance	(per month)	8,0	6,7	7,1
Square metres per employee	(per month)	7,2	8,2	7,8
Tons broken per employee		273	271	582
Average number of mine employees		6 080	6 471	6 342
UG2 mined to total output	(%)	58	60	60
Platinum ounces refined	(thousands)	138,0	130,9	280,4
Refined Pt ounces per employee		22,7	20,2	44,2
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 730	9 756	8 497
Operating performance				
Cash operating costs per Pt ounce refined	(R)	3 969	3 986	3 787
Cash operating costs per Pt ounce refined	(US$)	361	503	439
Cash operating costs per PGM ounce refined	(R)	2 246	2 240	2 102
Cash operating costs per PGM ounce refined	(US$)	204	282	244
Operating income statement	(R millions)			
Net sales revenue		1 196,9	1 237,1	2 326,6
Operating cost of sales †		(566,6)	(534,1)	(1 135,7)
Operating contribution		630,3	703,0	1 190,9
Operating margin	(%)	52,7	56,8	51,2

† Cost of sales excluding other costs

AMANDELBULT SECTION

Production statistics and efficiency measures				
Tons broken	(thousands)	3 680	3 539	7 621
Tons milled	(thousands)	3 509	3 409	7 086
Built-up head grade	(g/ton)	5,84	5,69	5,68
Immediately available ore reserves	(months)	18,0	17,0	18,0
Metres face advance	(per month)	9,7	9,4	9,3
Square metres per employee	(per month)	12,7	11,4	12,0
Tons broken per employee		384	352	771
Average number of mine employees		9 571	10 056	9 890
UG2 mined to total output	(%)	42	35	36

Platinum ounces refined	(thousands)	349,7	314,7	679,3
Refined Pt ounces per employee		36,5	31,3	68,7
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 592	9 247	8 189
Operating performance				
Cash operating costs per Pt ounce refined	(R)	2 389	2 314	2 312
Cash operating costs per Pt ounce refined	(US$)	217	292	268
Cash operating costs per PGM ounce refined	(R)	1 408	1 365	1 340
Cash operating costs per PGM ounce refined	(US$)	128	172	155
Operating income statement	(R millions)			
Net sales revenue		2 950,5	2 822,2	5 473,0
Operating cost of sales †		(889,6)	(755,0)	(1 730,4)
Operating contribution		2 060,9	2 067,2	3 742,6
Operating margin	(%)	69,8	73,2	68,4

† Cost of sales excluding other costs

POTGIETERSRUST PLATINUMS

Production statistics and efficiency measures				
Tons mined	(thousands)	17 761	16 632	29 631
Tons milled	(thousands)	2 035	2 100	4 270
Built-up head grade	(g/ton)	3,29	4,48	4,38
Stripping ratio		19,2	11,6	10,9
Immediately available ore reserves within the pit	(months)	0,4	5,2	3,5
Tons mined per employee		16 044	15 106	27 060
Average number of mine employees		1 107	1 101	1 095
Platinum ounces refined	(thousands)	83,1	110,5	211,1
Refined Pt ounces per employee		75,1	100,4	192,8
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	12 000	13 652	12 120
Operating performance				
Cash operating costs per Pt ounce refined	(R)	4 878	3 440	3 688
Cash operating costs per Pt ounce refined	(US$)	444	434	428
Cash operating costs per PGM ounce refined	(R)	2 272	1 568	1 682
Cash operating costs per PGM ounce refined	(US$)	207	198	195

Operating income statement	(R millions)			
Net sales revenue		997,2	1 508,6	2 558,6
Operating cost of sales †		(478,7)	(453,3)	(878,1)
Operating contribution		518,5	1 055,3	1 680,5
Operating margin	(%)	52,0	70,0	65,7
† Cost of sales excluding other costs				

LEBOWA PLATINUM MINES

Production statistics and efficiency measures				
Tons broken	(thousands)	944	771	1 654
Tons milled	(thousands)	758	704	1 397
Built-up head grade	(g/ton)	4,47	4,00	4,26
Immediately available ore reserves	(months)	14,2	13,2	13,8
Metres face advance	(per month)	9,9	9,7	9,4
Square metres per employee	(per month)	14,9	13,3	13,0
Tons broken per employee		346	308	607
Average number of mine employees		2 730	2 503	2 723
UG2 mined to total output	(%)	37	38	38
Platinum ounces refined	(thousands)	48,1	39,8	89,1
Refined Pt ounces per employee		17,6	15,9	32,7
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	10 021	10 497	9 349
Operating performance				
Cash operating costs per Pt ounce refined	(R)	4 925	4 678	4 540
Cash operating costs per Pt ounce refined	(US$)	448	590	527
Cash operating costs per PGM ounce refined	(R)	2 618	2 612	2 498
Cash operating costs per PGM ounce refined	(US$)	238	329	290
Operating income statement	(R millions)			
Net sales revenue		482,0	417,8	833,0
Operating cost of sales †		(243,5)	(188,6)	(425,3)
Operating contribution		238,5	229,2	407,7
Operating margin	(%)	49,5	54,9	48,9
† Cost of sales excluding other costs				

BAFOKENG-RASIMONE PLATINUM MINE

Production statistics and efficiency measures				
Tons broken	(thousands)	981	548	1 256
Tons milled	(thousands)	1 252	1 005	1 892
Built-up head grade	(g/ton)	4,05	4,44	4,42
Immediately available ore reserves	(months)	6,8	6,7	7,3
Metres face advance	(per month)	8,4	7,8	7,2
Square metres per employee	(per month)	10,1	6,5	7,0
Tons broken per employee		313	232	492
Average number of mine employees		3 136	2 367	2 554
UG2 mined to total output	(%)	17	28	24
Platinum ounces refined	(thousands)	70,7	63,8	130,2
Refined Pt ounces per employee		22,5	27,0	51,0
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 313	7 952	7 257
Operating performance				
Cash operating costs per Pt ounce refined	(R)	5 472	4 498	4 638
Cash operating costs per Pt ounce refined	(US$)	498	567	538
Cash operating costs per PGM ounce refined	(R)	3 501	3 123	3 087
Cash operating costs per PGM ounce refined	(US$)	319	394	358
Operating income statement	(R millions)			
Net sales revenue		589,4	477,9	907,1
Operating cost of sales †		(417,6)	(285,1)	(631,9)
Operating contribution		171,8	192,8	275,2
Operating margin	(%)	29,1	40,3	30,3

† Cost of sales excluding other costs

Supplementary information

Operating statistics by mine (continued)

PROJECTS IN RAMP-UP PHASE

RUSTENBURG UG2 Phase I Project

The project includes output from the Brakspruit, Bleskop and Paardekraal, as well as the new Waterval shafts, feeding the new 400 ktpm Waterval Concentrator. Milling at the new concentrator commenced in February 2002.

		Unaudited Six months ended 30 June 2002	Unaudited Six months ended 30 June 2001	Unaudited Year ended 31 December 2001
Production statistics and efficiency measures				
Tons broken	(thousands)	1 377	-	-
Tons milled	(thousands)	1 481	-	-
Built-up head grade	(g/ton)	3,25	-	-
Immediately available ore reserves	(months)	10,3	-	-
Metres face advance	(per month)	18,2	-	-
Square metres per employee	(per month)	21,7	-	-
Tons broken per employee		421	-	-
Average number of mine employees		3 271	-	-
UG2 mined to total output	(%)	90	-	-
Platinum ounces refined	(thousands)	50,3	-	-
Refined Pt ounces per employee		15,4	-	-
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 875	-	-
Operating performance				
Cash operating costs per Pt ounce refined	(R)	7 282	-	-
Cash operating costs per Pt ounce refined	(US$)	663	-	-
Cash operating costs	(R)	4 259	-	-

per PGM ounce refined				
Cash operating costs per PGM ounce refined	(US$)	388	-	-
Operating income statement	(R millions)			
Net sales revenue		439,3	-	-
Operating cost of sales †		(372,0)	-	-
Operating contribution		67,3	-	-
Operating margin	(%)	15,3	-	-

† Cost of sales excluding other costs

Commentary

Safety

Notwithstanding very intensive and focussed safety programmes, the Board deeply regrets the deaths of 14 employees on managed operations. On a positive note, it is worth reporting that largely as a result of these intensive safety programmes, the majority of the Business Units of the Group have reported a significant improvement in lost time injury rates over the period.

Financial results

The record first half profits achieved in 2001 were not repeated in the first half of 2002. Earnings were adversely affected by lower average rand prices for metals sold, the impact that the stronger rand had on the translation of US dollar based assets when compared to December 2001, and higher cost of sales. Headline earnings for the period amounted to R2,62 billion, a 35,8% reduction from the same period last year. The Group achieved a gross profit margin of 49,5%.

Gross sales revenue reduced by R222,2 million to R9,70 billion. The reduction was the net result of lower US dollar metal prices (R4,25 billion decrease), a weaker rand (R3,70 billion increase) and additional sales volumes following increased production (R327,6 million increase). The average realised US dollar price for platinum of US$513 per ounce was US$87 lower than in the previous period. Palladium and rhodium prices more than halved to US$371 per ounce for palladium (2001: US$784) and US$946 per ounce for rhodium (2001: US$1 976).

The cost of sales rose to R4,46 billion. Operating cost of sales at steady state operations rose by R184,1 million to R3,37 billion. Costs at these operations were tightly controlled and, for the second year in a row, increased at a rate below that of inflation. The cash operating cost per refined platinum ounce ("unit cost") at these operations increased by 6,6% (2001: 1,8% increase) and declined in US dollar terms by 22,9% (2001: 15,6% decrease). An ongoing focus on minimising costs helped to ameliorate the negative effect of inflationary pressures. The Rustenburg UG2 Phase 1 Project and a further build-up in production at Bafokeng-Rasimone resulted in project operating cost of sales rising by R504,5 million to R789,6 million.

Smelting, treatment and refining costs rose as a combined result of inflationary pressures, the weaker rand and the cost of temporarily sourcing additional smelting

capacity to process smelter slag and control the increased chrome levels arising from higher UG2 production. Anglo Platinum's slag cleaning furnace, which will be commissioned in the second half of 2002, will provide a sustainable solution at lower cost.

Although the average rand/US dollar exchange rate for the six months to June 2002 was 38,5% weaker than for the same period in 2001, the rand strengthened from the end of December 2001 to 30 June 2002. This resulted in losses on translation of foreign operations and on the repatriation of US dollar revenues which largely account for other net expenditure of R519,0 million in 2002 compared to other net income of R321,1 million in the first half and R2,13 billion in the second half of 2001.

Market development and promotional expenditure costs are mostly US dollar denominated and increased by R37,0 million because of the weaker rand. Net investment income declined by R123,9 million to R107,4 million as a result of lower cash holdings.

The higher effective tax rate reflects the impact of secondary tax on companies paid on the final and special dividends for 2001 that were declared in February of this year.

Capital expenditure

Capital expenditure was on plan for the six months to June 2002 and amounted to R2,48 billion. Expansion capital expenditure totalled R1,85 billion (2001: R0,66 billion) and expenditure to maintain operations was R0,63 billion (2001: R0,34 billion). The finalisation of the Modikwa Platinum Joint Venture with African Rainbow Minerals ("ARM") during the period resulted in a recovery of R0,67 billion of capital expenditure and interest of R41,7 million in respect of ARM's share of expenditure incurred up to the effective date of the 50:50 joint venture. Anglo Platinum incurred this expenditure up front to prevent project delays and facilitate the entry of a Black Economic Empowerment ("BEE") party in this significant joint venture.

Cash reserves

Cash and cash equivalents declined by R3,45 billion to R2,34 billion. Cash generated by operations amounted to R4,18 billion (2001: R5,75 billion). Payments consisted of dividends amounting to R3,43 billion, taxation of R2,55 billion and net investing activities of R1,67 billion which includes capital expenditure of R2,48 billion less a reimbursement by ARM of its share of expenditure incurred up to the effective date of the joint venture.

Share buy-back

Anglo Platinum did not purchase any of its own shares during the six months to 30 June 2002.

Operations

Refined production across the Group increased by 42 700 platinum ounces to 1,043 million ounces. Planned refined production of 1,084 million ounces was not achieved primarily as a result of a larger than expected low grade intrusion at Potgietersrust and a delay in the build-up of new production at Rustenburg Section. At steady state operations, better process recoveries resulted in an increase in refined platinum production realised relative to the volume of material milled. An operating margin of 59,1% was achieved.

Amandelbult Section performed exceptionally well. Both head grades and efficiencies improved and the unit cost increase was contained to 3,2%. Lebowa also performed well and ongoing optimisation of the UG2 expansion yielded an improved head grade, higher production and a unit cost increase of only 5,3%. Union Section maintained production levels and focussed heavily on upgrading infrastructure and improving operating flexibility. Unit costs decreased by 0,4%. Rustenburg Section recorded a production decline as a result of the redesignation of output from the Brakspruit, Bleskop and Paardekraal shafts as part of the Rustenburg UG2 Phase 1 Project. Potgietersrust had a disappointing six months primarily as a result of a reduction in mill head grade resulting from the combined effect of a larger than expected low grade intrusion in the South Pit and limited mining flexibility due to the proximity of the Ga-Pila village. The mine is however pleased to report that the Ga-Pila village relocation has progressed sufficiently to allow greater mining flexibility in future. Unit costs rose by 41,8% as a result of lower refined production volumes. Unit mining costs were nevertheless well controlled and on a tons mined basis were the same as last year.

The smelting, treatment and refining operations performed well in terms of throughput, recoveries and pipeline stock management during the period under review.

Application for mining authorisations

Due to inordinate delays experienced in the processing of applications for mining authorisations, Anglo Platinum instituted legal action against the Department of Minerals and Energy. However, as announced on 7 August 2002, an agreement has been reached which removes the need to proceed with this court action. While the agreement is satisfactory in terms of providing sufficient security of tenure to justify the continuation of the Group's expansion programme and meeting the Department's BEE objectives, the full impact of the delays on the planned build up to 3,5 million ounces of refined platinum is still being evaluated.

Projects

Recent market demand reviews confirm a significant growth opportunity for Anglo Platinum, and the Company remains committed to the expansion programme to produce 3,5 million ounces of refined platinum by 2006. However delays by the Department of Minerals and Energy in processing mining licence applications may affect the timeous achievement of this target. The Group continues to engage the Department at all appropriate levels to resolve delays in the processing of applications, the development of the mining charter and the implementation of the new Bill in a way that builds investor confidence and achieves the Bills' objectives.

Bafokeng-Rasimone continued its drive to increase development and improve mining efficiencies. Improvement in these areas was achieved, but progress continues to be hindered by poor geological conditions at South Shaft. While milled tonnage increased, grade deteriorated with the processing of low-grade surface material. Refined production increased by 10,8% compared to the first half of last year but was below plan. While unit costs for the period were high as a result of the low grade and increased expenditure on development, the mine nevertheless added R171,8 million to the Group's operating contribution.

The Rustenburg UG2 Phase 1 Project consists of a 400 ktpm concentrator processing ore from the new Waterval mine as well as the Brakspruit, Bleskop and Paardekraal shafts. The concentrator was successfully commissioned as planned and milling

commenced in February. The unit is performing well and is achieving designed recoveries. Production build-up from the Waterval mine, although very rapid, was initially slower than expected due to delays in development caused by congestion underground. Stoping widths in the UG2 areas of the Brakspruit, Bleskop and Paardekraal shafts were increased to include the leader seam and reduce the risk of falls of ground. The associated reduction in grade will impact production from the project in 2003, however a combination of ore sorting and dense media separation is being evaluated for implementation during 2003 to improve the mill feed grade. The project nevertheless added R67,3 million to the Group's overall operating contribution for the period under review.

Plant start-up at Modikwa Platinum was delayed until July because of a strike by employees of one of the construction contractors. Notwithstanding these difficulties, underground mine development is on schedule and refined metal production for the year will be close to plan.

The strategic evaluation at Union Section has concluded that the existing shaft infrastructure and resource cannot support the planned expansion for the required period. However it is advantageous to complete the Mortimer UG2 plant expansion and the establishment of the additional decline section to increase recoveries and provide additional resources that will yield replacement material for Richard and Spud shafts as their production capacity declines over time. Milling at the expanded plant commenced in July.

The Anglo Platinum Converting Process ("ACP") Project, which is designed to set a new global benchmark for the control of sulphur emissions, started its commissioning programme in March. The plant utilises innovative technology which was extensively tested during the project design and study phase. Trial smelting has been carried out as part of the commissioning programme with very successful results. Progress is according to plan and it is anticipated that commissioning will be completed during the second half of 2002.

In the light of the potential delays associated with the Minerals Bill the optimum mix of projects is being re-examined. The manner in which these projects will be brought to account will be communicated in November 2002.

Black Economic Empowerment ("BEE")

Anglo Platinum continues to support the process of BEE and is proud of the very significant contribution the Group has made by facilitating the purchase of 22,5% of Northam Platinum by Mvelaphanda Platinum, and by entering into a 50:50 joint venture with a consortium led by ARM in respect of the Modikwa Platinum Project. The Company's commitment to fostering further black economic empowerment in projects has been reaffirmed by the agreement reached with government regarding substantial BEE participation on portions of the Eastern Limb expansion projects and the conclusion of the joint venture with the Royal Bafokeng Nation in respect of the Bafokeng-Rasimone Platinum Mine and the Styldrift Project. All conditions precedent in respect of the Bafokeng-Rasimone Joint Venture are expected to be satisfied by year end.

In support of the BEE process Anglo Platinum has made significant strides in its social upliftment programme. As well as making large contributions to the AAC Chairman's Fund, the Group runs its own education and health care programmes that greatly benefit communities in the Limpopo and North-West provinces, and supports the development of small and medium black enterprises through its procurement

policy. A comprehensive HIV/AIDS programme is in place at all operations and surrounding communities.

Dividend

After due consideration of the cash demands arising from the expansion programme, and with the expectation of continued strong cashflows generated by the operations, the Board has declared an interim cash dividend of 900 (2001: 1 100) cents per ordinary share.

Prospects

Current rand platinum group metal prices are at levels that continue to yield substantial operating margins.

The platinum market continues to enjoy firm broad-based industrial and jewellery demand, particularly in China, that underpins the price.

Sales of palladium from US government and industrial stocks have steadily pressured the palladium price since the start of this year and reduced volatility in this market. Prices have been supported by the low level of Russian spot market sales. Palladium demand remains sensitive to substitution trends by platinum in the automobile sector and by nickel in the electronic sector.

As a result of the grade decline at Potgietersrust and the slower than expected ore build up at the Rustenburg UG2 Phase 1 Project, refined platinum production for 2002 is estimated at approximately 2,25 million ounces. Notwithstanding the revision, refined platinum production in the second half of the year will be substantially higher than in the first half. With this increase, and on the assumption that rand metal prices will remain at current levels, the profit on metal sales for 2002 will be similar to that achieved in 2001.

Other income for the year is difficult to predict, but the significant contribution to earnings recorded in 2001 as a result of the weaker rand will not be repeated this year.

It is therefore unlikely that the record earnings achieved in 2001 on the back of exceptionally high PGM prices and a substantial weakening of the rand in December 2001 will be repeated.

The recent agreement reached with Government and the Department of Minerals and Energy in respect of BEE ventures and security of tenure will enable the Company to pursue its already announced expansion to 3,5 million refined platinum ounces, and further market opportunities when they are identified.

Signed for and on behalf of the Board, as evidence of approval of the interim report.

B E Davison

(Chairman and Managing Director)

T A Wixley

(Deputy Chairman)

Johannesburg

12 August 2002

Review report of the independent auditors

To the members of

Anglo American Platinum Corporation Limited

We have reviewed the accompanying summarised consolidated interim report of Anglo American Platinum Corporation Limited and its subsidiaries for the six months ended 30 June 2002 where indicated as such in column headings. This interim report is the responsibility of the Company's directors. Our responsibility is to issue a report on this interim report based on our review.

Scope

We conducted our review in accordance with the statement of South African Auditing Standards applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance that the interim financial information is free of material misstatement. A review is limited primarily to enquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim report is not fairly presented, in all material respects, in accordance with South African Statements of Generally Accepted Accounting Practice, International Accounting Standards and the Companies Act in South Africa.

Deloitte & Touche

Registered Accountants and Auditors

Chartered Accountants (SA)

Johannesburg

12 August 2002

Declaration of interim ordinary dividend (No. 99)

Notice is hereby given that an interim dividend of 900 cents per ordinary share, in the currency of the Republic of South Africa, has been declared in respect of the financial year ending 31 December 2002. The dividend is payable to shareholders recorded in the books of the Company at the close of business on Friday 6 September 2002.

The salient dates for the interim dividend are as follows:

Salient Dates for South Africa and United Kingdom	2002
Last day to trade (cum dividend)	Friday, 30 August
First day of trading (ex dividend)	Monday, 2 September
Currency conversion date (for sterling payments from London)	Tuesday, 3 September
Record date	Friday, 6 September
Date of payment	Wednesday, 11 September

Share certificates may not be dematerialised or rematerialised between Monday 2 September 2002 and Friday 6 September 2002, both days inclusive.

On Wednesday 11 September 2002, the dividend will be electronically transferred to the bank accounts of all certificated shareholders where this facility is available. Where electronic fund transfer is not available or desired, cheques dated 11 September 2002 will be posted on that date. Shareholders who have

dematerialised their share certificates will have their bank accounts, which are linked to their CSDP or broker's safe custody accounts, credited on 11 September 2002.

Shareholders registered on the United Kingdom section of the register will be paid the dividend in pounds sterling at the rate of exchange determined on Tuesday 3 September 2002.

A further announcement stating the rand/sterling conversion rate will be released through the relevant South African and United Kingdom news services on Wednesday 4 September 2002.

The dividend is payable subject to the customary conditions which may be inspected at or obtained from the Company's Johannesburg office or from its London Secretaries.

By order of the Board

D A Freemantle

Company Secretary

Johannesburg

12 August 2002

Administration

EXECUTIVE DIRECTORS

B E Davison (Chairman and Managing Director),

J A Dreyer, D T G Emmett, B E Ngubane,

R H H van Kerckhoven (Belgian), A I Wood (British)

NON-EXECUTIVE DIRECTORS

L Boyd, M W King, W A Nairn, A J Trahar

INDEPENDENT NON-EXECUTIVE DIRECTORS

T A Wixley (Deputy Chairman), C B Brayshaw

ALTERNATE DIRECTORS

A H Calver (British), J M Halhead (British)

P J V Kinver (British), R Pilkington, C B Sheppard, V P Uren

Company Secretary

D A Freemantle

REGISTERED OFFICE

28 Harrison Street, Johannesburg, 2001

(P.O. Box 62179, Marshalltown, 2107)

Facsimile +27 11 373-5111

Telephone +27 11 373-6111

SOUTH AFRICAN REGISTRARS

Computershare Investor Services Limited,

(Registration No. 1958/003546/06),

2nd Floor, Edura,

41 Fox Street, Johannesburg, 2001

(P.O. Box 61051, Marshalltown, 2107)

Facsimile +27 11 836-0792/6145

Telephone +27 11 370-7700

LONDON SECRETARIES

Anglo American Services (UK) Limited,

20 Carlton House Terrace, London,

SW1Y 5AN, England

Facsimile +44 207 698-8755
Telephone +44 207 698-8888
UNITED KINGDOM REGISTRARS
Capita IRG plc, Balfour House,
390-398 High Road,
Ilford, Essex IG1 1NQ, England
Facsimile +44 207 478-7717
Telephone +44 207 478-8241
This Interim Report is available on the
Company's internet site: http://www.angloplatinum.com
E-mail enquiries should be directed to: mmtakati@angloplat.com

ANGLO AMERICAN

News Release

13 August 2002

Anglo American plc ("Anglo American") notification:

Anglo American wishes to draw attention to Anglo Platinum's announcement of their results for the 6 months to 30 June 2002, attached hereto.

Anglo American Platinum Corporation Limited
(Incorporated in the Republic of South Africa)
Registration Number 1946/022452/06)
JSE Code: AMS
ISIN: ZAE000013181
A member of the Anglo American plc group

INTERIM REPORT
for the six months ended 30 June 2002

Highlights for the six months ended 30 June 2002

Headline earnings per share (cents)	1 222,8
Dividend per share (cents)	900,0
Increase in unit cost*	+ 6,6% †

*Includes all operations except Bafokeng-Rasimone Platinum Mine and Rustenburg UG2 Phase I Project, both of which are in a production ramp-up phase.
† Compared to the six month period ended 30 June 2001.

Consolidated income statement

R millions	Reviewed Six months ended 30 June 2002	Reviewed Six months ended 30 June 2001	% Change	Audited Year ended 31 December 2001
Gross sales revenue	9 697,6	9 919,8		18 690,9
Commissions paid	433,2	441,8		812,0
Net sales revenue	9 264,4	9 478,0	(2,3)	17 878,9
Cost of sales	4 463,6	3 745,4	(19,2)	8 262,9
Cash operating costs	3 960,6	3 342,6		7 044,5
On-mine costs	3 316,8	2 835,3		5 948,6
Smelting costs	282,2	208,6		441,9
Treatment and refining costs	361,6	298,7		654,0
Amortisation	343,8	252,6		498,8
(Increase)/decrease in metal inventories	(146,3)	(125,7)		45,1
Other costs	305,5	275,9		674,5
Gross profit on metal sales	4 800,8	5 732,6	(16,3)	9 616,0
Other net (expenditure)/income †	(519,0)	321,1		2 452,7
Profit on disposal of mineral rights	25,0	-		-
Market development and promotional expenditure	(139,4)	(102,4)		(251,0)
Operating profit	4 167,4	5 951,3	(30,0)	11 817,7
Net investment income	107,4	231,3		340,3
Income from associate	105,6	108,7		170,6
Profit before taxation	4 380,4	6 291,3	(30,4)	12 328,6
Taxation	1 735,0	2 207,4	21,4	4 308,8
Normal	1 303,0	1 820,7		3 562,1
Current	896,4	1 688,1		3 054,1
Deferred	406,6	132,6		508,0

Secondary tax on companies (STC)	432,0	386,7		746,7
Net profit	2 645,4	4 083,9	(35,2)	8 019,8
Headline earnings	2 620,4	4 083,9	(35,8)	8 019,8
Number of ordinary shares in issue (millions)	214,7	217,5		214,1
Weighted average number of ordinary shares in issue (millions)	214,3	217,2		217,0
Earnings per share (cents)				
- Basic	1 234,4	1 880,2	(34,3)	3 695,8
- Headline	1 222,8	1 880,2	(35,0)	3 695,8
- Diluted (basic)	1 216,8	1 848,8	(34,2)	3 637,1
- Diluted (headline)	1 205,3	1 848,8	(34,8)	3 637,1
Dividends per share (cents)	900,0	1 100,0	(18,2)	2 200,0
- Interim	900,0	1 100,0		1 100,0
- Final	-	-		1 100,0
- Special dividend (cents)	-	-	-	500,0
Dividend cover (headline earnings before special dividend)	1,4	1,7	(17,6)	1,7
Reconciliation between net profit and headline earnings				
Net profit	2 645,4	4 083,9	(35,2)	8 019,8
Adjustment:				
Profit on disposal of mineral rights	(25,0)	-		-
Headline earnings	2 620,4	4 083,9	(35,8)	8 019,8

† Mainly relates to foreign exchange gains and losses.

Consolidated balance sheet

R millions	Reviewed as at 30 June 2002	Reviewed as at 30 June 2001	Audited as at 31 December 2001
ASSETS			
Non-current assets			
Property, plant and equipment	8 884,0	7 233,7	7 008,3
Capital work-in-progress	3 468,4	1 376,4	3 912,9
Platinum Producers' Environmental Trust	73,1	56,0	69,5
Investment in associate	301,2	295,8	265,7
Non-current receivable	231,6	198,6	212,1
	12 958,3	9 160,5	11 468,5
Current assets	5 630,2	9 032,3	9 059,6
Inventories	1 491,5	1 490,4	1 326,4
Accounts receivable	1 800,6	1 967,5	1 946,8
Cash and cash equivalents	2 338,1	5 574,4	5 786,4
Total assets	18 588,5	18 192,8	20 528,1
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	21,5	21,8	21,4
Share premium	1 252,5	1 867,4	1 203,6
Accumulated profits before proposed dividends and STC	10 511,7	10 245,6	11 296,6
Accumulated profits after proposed dividends and STC	8 337,9	7 554,1	7 449,0
Proposed ordinary dividends	1 932,3	2 392,5	2 354,0
Proposed special dividend	-	-	1 070,0
STC	241,5	299,0	423,6
Shareholders' equity	11 785,7	12 134,8	12 521,6
Non-current liabilities	3 672,5	2 943,1	3 266,3
Borrowings	-	8,0	-
Deferred taxation	2 940,7	2 199,9	2 562,3
Provision for environmental rehabilitation	183,5	162,9	174,3
Employees' service benefits	548,3	572,3	529,7
Current liabilities	3 130,3	3 114,9	4 740,2
Accounts payable	1 350,9	1 164,0	1 731,6
Taxation	1 779,4	1 950,9	3 008,6
Total equity and liabilities	18 588,5	18 192,8	20 528,1

Group statement of changes in shareholders' equity

R millions	Share capital	Share premium	Accumulated profits	Total
Balance as at 31 December 2000 (Audited)	21,7	1 836,4	9 856,0	11 714,1
Net profit			4 083,9	4 083,9
Dividend paid in cash			(3 694,3)	(3 694,3)
Share capital issued	0,1	31,0		31,1
Balance as at 30 June 2001 (Reviewed)	21,8	1 867,4	10 245,6	12 134,8
Net profit			3 935,9	3 935,9
Dividend paid in cash			(2 393,1)	(2 393,1)
Share capital issued	-*	39,7		39,7
Repurchase of ordinary shares	(0,4)	(703,5)	(491,8)	(1 195,7)
Company 2 228 267 shares at cost (cancelled)	(0,2)	(701,4)	-	(701,6)
Subsidiary 1 673 400 shares at cost	(0,2)	-	(490,2)	(490,4)
Associated expenditure	-	(2,1)	(1,6)	(3,7)
Balance as at 31 December 2001 (Audited)	21,4	1 203,6	11 296,6	12 521,6
Net profit			2 645,4	2 645,4
Dividend paid in cash			(3 430,3)	(3 430,3)
Share capital issued	0,1	48,9		49,0
Balance as at 30 June 2002 (Reviewed)	21,5	1 252,5	10 511,7	11 785,7

* R100 000 or less for the full year.

Consolidated cash flow statement

R millions	Reviewed Six months ended 30 June 2002	Reviewed Six months ended 30 June 2001	Audited Year ended 31 December 2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash receipts from customers	9 234,4	9 225,0	17 700,8
Cash paid to suppliers and employees †	(5 057,7)	(3 477,6)	(5 122,3)
Cash from operations	4 176,7	5 747,4	12 578,5
Interest paid	(19,8)	(2,7)	(19,9)
Taxation paid	(2 551,3)	(1 932,0)	(2 588,7)
Net cash from operating activities	1 605,6	3 812,7	9 969,9
CASH FLOWS USED IN INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(2 477,4)	(1 002,2)	(3 586,1)
To maintain operations	(630,5)	(343,5)	(1 117,7)
To expand operations	(1 846,9)	(658,7)	(2 468,4)
Proceeds from sale of plant and equipment	632,3	15,0	31,7
Investment in associate	(0,3)	-	(2,4)
Interest received	132,2	240,4	368,3
Growth in Platinum Producers' Environmental Trust	3,6	2,7	5,6
Dividends received from associate	36,4	51,8	121,6
Other dividends received	0,6	0,6	1,2
Net cash used in investing activities	(1 672,6)	(691,7)	(3 060,1)
CASH FLOWS USED IN FINANCING ACTIVITIES			
Proceeds from issuance of share capital	0,1	0,1	0,1
Increase in share premium	48,9	31,0	70,7
Own shares repurchased	-	-	(1 195,7)
Decrease in long-term borrowings	-	(6,2)	(33,9)
Dividends paid	(3 430,3)	(3 694,3)	(6 087,4)
Net cash used in financing activities	(3 381,3)	(3 669,4)	(7 246,2)
Net decrease in cash and cash equivalents	(3 448,3)	(548,4)	(336,4)
Cash and cash equivalents at beginning of year	5 786,4	6 122,8	6 122,8
Cash and cash equivalents at end of period/year	2 338,1	5 574,4	5 786,4

† Includes foreign exchange gains and losses.

Notes to the interim report

1. This interim report complies with International Accounting Standard 34 - Interim Financial Reporting and South African Statement of Generally Accepted Accounting Practice, AC127, with the same title, and with Schedule 4 of the South African Companies Act.

2. The interim report has been prepared using accounting policies that comply with South African Statements of Generally Accepted Accounting Practice and International Accounting Standards. These policies are consistent with those

applied in the financial statements for the year ended 31 December 2001. An accounting policy is added for the accounting treatment of joint ventures because the Group entered into a joint venture for the first time during this interim period. The policy is as follows:

Joint ventures

The Group's interest in jointly controlled entities is accounted for through proportionate consolidation. Under this method the Group includes its share of the joint ventures' individual income and expenses, assets and liabilities in the relevant components of its financial statements on a line-by-line basis.

In respect of its interests in jointly controlled operations, the Group recognises the assets that it controls and the liabilities that it incurs, as well as its share of the income that it earns and the expenses that it incurs from the jointly controlled operation.

3. Contingent liabilities

The contingent liabilities disclosed in the 2001 annual report still exist, except for the guarantee given to BoE Merchant Bank, a division of BoE Limited, which bank supplied an interim loan facility to African Rainbow Minerals Mining Consortium Limited ("ARM"). This guarantee was cancelled on 20 June 2002.

Notes to the interim report (continued)

R millions	Reviewed as at 30 June 2002	Reviewed as at 30 June 2001	Audited as at 31 December 2001
Investments			
Listed investment in associate			
- Carrying amount	301,2	295,8	265,7
- Market value	874,2	796,6	869,5
Capital expenditure for the period/year	2 477,4	1 002,2	3 586,1
Commitments			
Mining property, plant and equipment			
Contracted for	1 532,3	1 646,1	1 849,0
Not yet contracted for	10 262,9	5 445,2	9 591,7
Authorised by the directors	11 795,2	7 091,3	11 440,7
Allocated for:			
Expansion of capacity	8 560,6	5 866,9	9 345,0
- within remainder of financial year/ next financial year	2 309,3	2 198,8	2 987,9
- thereafter	6 251,3	3 668,1	6 357,1
Maintenance of capacity	3 234,6	1 224,4	2 095,7
- within remainder of financial year/ next financial year	946,4	719,8	1 073,6
- thereafter	2 288,2	504,6	1 022,1
Other			
Operating lease rentals - premises	45,1	56,8	50,6
- within remainder of financial year/ next financial year	7,1	6,2	13,4
- thereafter	38,0	50,6	37,2
Information Technology Service Providers	179,6	230,4	209,6

- within remainder of financial year/ next financial year	26,0	29,5	56,0
- thereafter	153,6	200,9	153,6
Amortisation and depreciation of property, plant and equipment	365,9	270,9	532,8
Amortisation of operating assets	343,8	252,6	498,8
Mining	287,9	205,9	409,4
Smelting	25,8	19,3	38,9
Treatment and refining	28,8	26,0	47,7
Decommissioning asset	1,3	1,4	2,8
Depreciation - non-mining assets	22,1	18,3	34,0
Profit on sale of plant and equipment	2,7	3,7	9,5

Supplementary information

Consolidated income statement

UNITED STATES DOLLAR EQUIVALENT

US$ millions	Reviewed Six months ended 30 June 2002	Reviewed Six months ended 30 June 2001	Audited Year ended 31 December 2001
Gross sales revenue	882,8	1 251,0	2 168,8
Commissions paid	39,4	55,7	94,2
Net sales revenue	843,4	1 195,3	2 074,6
Cost of sales	406,3	472,4	958,8
Cash operating costs	360,5	421,6	817,4
On-mine costs	301,9	357,6	690,2
Smelting costs	25,7	26,3	51,3
Treatment and refining costs	32,9	37,7	75,9
Amortisation	31,3	31,9	57,9
Increase)/decrease in metal inventories	(13,3)	(15,9)	5,2
Other costs	27,8	34,8	78,3
Gross profit on metal sales	437,1	722,9	1 115,8
Other net (expenditure)/income †	(47,2)	40,5	284,6
Profit on disposal of mineral rights	2,3	-	-
Market development and promotional expenditure	(12,7)	(12,9)	(29,1)
Operating profit	379,5	750,5	1 371,3
Net investment income	9,8	29,2	39,5
Income from associate	9,6	13,7	19,8
Profit before taxation	398,9	793,4	1 430,6
Taxation	157,9	278,4	499,9
Normal	118,6	229,6	413,3
Current	81,6	212,9	354,4
Deferred	37,0	16,7	58,9
STC	39,3	48,8	86,6
Net profit	241,0	515,0	930,7

Dividends paid in cash	(312,3)	(465,9)	(706,3)
Exchange rate translation adjustment	140,4	(76,7)	(581,0)
Accumulated profits at beginning of year	944,5	1 301,1	1 301,1
Accumulated profits at end of period/year	1 013,6	1 273,5	944,5
Average Rand/US$ exchange rate	10,9855	7,9298	8,6182
Weighted average number of ordinary shares in issue (millions)	214,3	217,2	217,0
Earnings per share (cents)			
- Basic	112,5	237,1	428,9
- Headline	111,4	237,1	428,9
- Diluted (basic)	110,8	233,2	422,0
- Diluted (headline)	109,7	233,2	422,0

† Mainly relates to foreign exchange gains and losses.
Income statement items were translated at the average exchange rate for the period/year.

Supplementary information
Consolidated balance sheet
UNITED STATES DOLLAR EQUIVALENT

US$ millions	Reviewed as at 30 June 2002	Reviewed as at 30 June 2001	Audited as at 31 December 2001
ASSETS			
Non-current assets			
Property, plant and equipment	856,7	899,1	585,9
Capital work-in-progress	334,5	171,1	327,1
Platinum Producers' Environmental Trust	7,0	6,9	5,8
Investment in associate	29,0	36,8	22,2
Non-current receivable	22,3	24,7	17,7
	1 249,5	1 138,6	958,7
Current assets	543,0	1 122,8	757,5
Inventories	143,8	185,3	110,9
Accounts receivable	173,7	244,6	162,8
Cash and cash equivalents	225,5	692,9	483,8
Total assets	1 792,5	2 261,4	1 716,2
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	2,1	2,7	1,8
Share premium	120,8	232,1	100,6
Accumulated profits before proposed dividends and STC	1 013,6	1 273,5	944,5
Accumulated profits after proposed dividends and STC	804,0	938,9	622,8
Proposed ordinary dividends	186,3	297,4	196,8
Proposed special dividend	-	-	89,5
STC	23,3	37,2	35,4

Shareholders' equity	1 136,5	1 508,3	1 046,9
Non-current liabilities	354,1	365,9	273,1
Borrowings	-	1,0	-
Deferred taxation	283,5	273,5	214,2
Environmental rehabilitation obligation	17,7	20,3	14,6
Employees' service benefits	52,9	71,1	44,3
Current liabilities	301,9	387,2	396,2
Accounts payable	130,3	144,7	144,7
Taxation	171,6	242,5	251,5
Total equity and liabilities	1 792,5	2 261,4	1 716,2
Closing Rand/US$ exchange rate	10,3705	8,0450	11,9610

Balance sheet items have been translated at the closing exchange rate for the period/year.

Supplementary information

Consolidated cash flow statement

UNITED STATES DOLLAR EQUIVALENT

US$ millions	Reviewed Six months ended 30 June 2002	Reviewed Six months ended 30 June 2001	Audited Year ended 31 December 2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash receipts from customers	840,5	1 163,3	2 053,9
Cash paid to suppliers and employees †	(460,3)	(438,6)	(594,4)
Cash from operations	380,2	724,7	1 459,5
Interest paid	(1,8)	(0,3)	(2,3)
Taxation paid	(232,2)	(243,6)	(300,3)
Net cash from operating activities	146,2	480,8	1 156,9
CASH FLOWS USED IN INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(225,5)	(126,4)	(416,1)
To maintain operations	(57,4)	(43,3)	(129,7)
To expand operations	(168,1)	(83,1)	(286,4)
Proceeds from sale of plant and equipment	57,6	1,9	3,7
Investment in associate	- *	-	(0,3)
Interest received	12,0	30,3	42,7
Growth in Platinum Producers' Environmental Trust	0,3	0,3	0,6
Dividends received from associate	3,3	6,5	14,1
Other dividends received	0,1	0,1	0,1
Net cash used in investing activities	(152,2)	(87,3)	(355,2)
CASH FLOWS USED IN FINANCING ACTIVITIES			
Proceeds from issuance of share capital	-*	-*	-*
Increase in share premium	4,5	3,9	8,2
Own shares repurchased	-	-	(138,7)

Decrease in long-term borrowings	-	(0,8)	(3,9)
Dividends paid	(312,3)	(465,9)	(706,3)
Net cash used in financing activities	(307,8)	(462,8)	(840,7)
Net decrease in cash and cash equivalents	(313,8)	(69,3)	(39,0)
Exchange difference	55,5	(46,1)	(285,5)
Cash and cash equivalents at beginning of year	483,8	808,3	808,3
Cash and cash equivalents at end of period/year	225,5	692,9	483,8
Average Rand/US$ exchange rate	10,9855	7,9298	8,6182

Cash flow items were translated at the average exchange rate for the period/year.

† Includes foreign exchange gains and losses.

* Less than US$50 000

Supplementary information

Consolidated statistics

Total operations		Unaudited Six months ended 30 June 2002	Unaudited Six months ended 30 June 2001	Unaudited Year ended 31 December 2001
Marketing statistics				
Average market prices achieved				
Platinum	(US$/oz)	513	600	526
Palladium	(US$/oz)	371	784	582
Rhodium	(US$/oz)	946	1 976	1 610
Nickel	(US$/lb)	2,91	2,99	2,65
Net sales revenue per Pt ounce sold	(US$)	819	1 233	1 004
Platinum	(R/oz)	5 533	4 754	4 531
Palladium	(R/oz)	4 036	6 197	4 936
Rhodium	(R/oz)	10 387	15 623	13 410
Nickel	(R/lb)	32,02	23,69	23,14
Net sales revenue per Pt ounce sold	(R)	8 995	9 776	8 654
Average Pt exchange rates achieved	(R : US$)	10,7842	7,9196	8,6184
Exchange rates at end of period	(R : US$)	10,3705	8,0450	11,9610

Profitability statistics				
Gross sales revenue per ton milled	(R)	669	751	696
Gross profit margin	(%)	49,5	57,8	51,4
Earnings before interest, taxation depreciation and amortisation (EBITDA)	(R millions)	4 633,9	6 003,5	10 148,8
Operating profit to average operating assets	(%)	71,6	121,8	120,0
Return on average shareholders' equity	(%)	44,2	77,2	66,2
Return on capital employed	(%)	44,5	67,3	64,0
Refined production				
Platinum	(thousands) (oz)	1 043,3	1 000,6	2 109,2
Palladium	(thousands) (oz)	515,5	478,8	1 049,0
Rhodium	(thousands) (oz)	82,5	94,2	200,4
Gold	(thousands) (oz)	60,1	46,0	102,2
Nickel	(thousands) (tons)	9,2	9,2	19,5
Copper	(thousands) (tons)	5,1	5,1	10,8
PGM's	(thousands) (oz)	1 787,5	1 720,3	3 673,6
Analysis of operating contribution by mine	(R millions)			
Rustenburg Section		1 419,0	1 761,0	2 993,6
Union Section		630,3	703,0	1 190,9
Amandelbult Section		2 060,9	2 067,2	3 742,6
Potgietersrust Platinums		518,5	1 055,3	1 680,5
Lebowa Platinum Mines		238,5	229,2	407,7
Steady state operating contribution		4 867,2	5 815,7	10 015,3
Rustenburg UG2		67,3	-	-

Phase I Project Bafokeng-Rasimone Platinum Mine		171,8	192,8	275,2
Consolidated operating contribution		5 106,3	6 008,5	10 290,5
Other costs		305,5	275,9	674,5
Gross profit on metal sales		4 800,8	5 732,6	9 616,0
Total steady state operations*				
Production statistics and efficiency measures				
Tons mined - PPRust (opencast)	(thousands)	17 761	16 632	29 631
Tons broken - underground mines	(thousands)	9 590	10 282	21 519
Tons milled	(thousands)	11 767	12 207	24 952
Built-up head grade	(g/ton)	4,95	5,06	5,06
Immediately available ore reserves	(months)	15,5	14,2	14,2
Metres face advance	(per month)	9,1	8,8	8,8
Square metres per employee	(per month)	9,8	10,7	10,7
Tons broken per employee - underground mine		291	283	593
Tons mined per employee - PPRust		16 044	15 106	27 060
Total average number of mine employees		34 024	37 412	37 396
Average number of mine employees				
- underground mines		32 917	36 311	36 301
- opencast mine (PPRust)		1 107	1 101	1 095
UG2 mined to total output	(%)	26	27	28
Platinum ounces refined	(thousands)	922,3	936,8	1 979,0
Refined Pt ounces per employee		27,1	25,0	52,9

Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	9 055	9 897	8 744
Operating performance				
Cash operating costs per Pt ounce refined	(R)	3 478	3 262	3 254
Cash operating costs per Pt ounce refined	(US$)	317	411	378
Cash operating costs per PGM ounce refined	(R)	2 016	1 876	1 852
Cash operating costs per PGM ounce refined	(US$)	184	237	215
Operating income statement	(R millions)			
Net sales revenue		8 235,7	9 000,1	16 971,8
Operating cost of sales †		(3 368,5)	(3 184,4)	(6 956,5)
Operating contribution		4 867,2	5 815,7	10 015,3
Operating margin	(%)	59,1	64,6	59,0

* Includes all operations except Bafokeng-Rasimone Platinum Mine and Rustenburg UG2 Phase I Project, both of which are in a production ramp-up phase.
† Cost of sales excluding other costs

Supplementary information
Operating statistics by mine
STEADY STATE OPERATIONS
RUSTENBURG SECTION
2002 excludes portions of the Brakspruit, Bleskop and Paardekraal shafts that are being expanded as part of the Rustenburg UG2 Phase I Project. These shafts, at a lower level of output, are included in the steady state information for 2001.

		Unaudited Six months ended 30 June 2002	Unaudited Six months ended 30 June 2001	Unaudited Year ended 31 December 2001
Production statistics and efficiency measures				
Tons broken	(thousands)	3 308	4 218	8 550

Tons milled	(thousands)	3 328	3 756	7 733
Built-up head grade	(g/ton)	5,58	5,45	5,38
Immediately available ore reserves	(months)	17,7	16,3	15,0
Metres face advance	(per month)	8,7	8,8	8,9
Square metres per employee	(per month)	8,0	10,8	10,7
Tons broken per employee		228	244	493
Average number of mine employees		14 536	17 281	17 346
UG2 mined to total output	(%)	2	14	16
Platinum ounces refined	(thousands)	303,4	340,9	719,1
Refined Pt ounces per employee		20,9	19,7	41,5
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 761	9 216	8 273
Operating performance				
Cash operating costs per Pt ounce refined	(R)	3 896	3 635	3 650
Cash operating costs per Pt ounce refined	(US$)	355	458	424
Cash operating costs per PGM ounce refined	(R)	2 438	2 260	2 233
Cash operating costs per PGM ounce refined	(US$)	222	285	259
Operating income statement	(R millions)			
Net sales revenue		2 609,1	3 014,4	5 780,6
Operating cost of sales †		(1 190,1)	(1 253,4)	(2 787,0)
Operating contribution		1 419,0	1 761,0	2 993,6
Operating margin	(%)	54,4	58,4	51,8

† Cost of sales excluding other costs

UNION SECTION

Production statistics and efficiency measures				
Tons broken	(thousands)	1 658	1 754	3 694
Tons milled	(thousands)	2 137	2 238	4 466
Built-up head grade	(g/ton)	4,27	4,34	4,40
Immediately available ore reserves	(months)	20,1	14,8	16,1
Metres face advance	(per month)	8,0	6,7	7,1
Square metres per employee	(per month)	7,2	8,2	7,8
Tons broken per employee		273	271	582
Average number of mine employees		6 080	6 471	6 342
UG2 mined to total output	(%)	58	60	60
Platinum ounces refined	(thousands)	138,0	130,9	280,4
Refined Pt ounces per employee		22,7	20,2	44,2
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 730	9 756	8 497
Operating performance				
Cash operating costs per Pt ounce refined	(R)	3 969	3 986	3 787
Cash operating costs per Pt ounce refined	(US$)	361	503	439
Cash operating costs per PGM ounce refined	(R)	2 246	2 240	2 102
Cash operating costs per PGM ounce refined	(US$)	204	282	244
Operating income statement	(R millions)			
Net sales revenue		1 196,9	1 237,1	2 326,6
Operating cost of sales †		(566,6)	(534,1)	(1 135,7)
Operating contribution		630,3	703,0	1 190,9
Operating margin	(%)	52,7	56,8	51,2

† Cost of sales excluding other costs

AMANDELBULT SECTION

Production statistics and efficiency measures				
Tons broken	(thousands)	3 680	3 539	7 621
Tons milled	(thousands)	3 509	3 409	7 086
Built-up head grade	(g/ton)	5,84	5,69	5,68
Immediately available ore reserves	(months)	18,0	17,0	18,0
Metres face advance	(per month)	9,7	9,4	9,3
Square metres per employee	(per month)	12,7	11,4	12,0
Tons broken per employee		384	352	771
Average number of mine employees		9 571	10 056	9 890
UG2 mined to total output	(%)	42	35	36

Platinum ounces refined	(thousands)	349,7	314,7	679,3
Refined Pt ounces per employee		36,5	31,3	68,7
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 592	9 247	8 189
Operating performance				
Cash operating costs per Pt ounce refined	(R)	2 389	2 314	2 312
Cash operating costs per Pt ounce refined	(US$)	217	292	268
Cash operating costs per PGM ounce refined	(R)	1 408	1 365	1 340
Cash operating costs per PGM ounce refined	(US$)	128	172	155
Operating income statement	(R millions)			
Net sales revenue		2 950,5	2 822,2	5 473,0
Operating cost of sales †		(889,6)	(755,0)	(1 730,4)
Operating contribution		2 060,9	2 067,2	3 742,6
Operating margin	(%)	69,8	73,2	68,4

† Cost of sales excluding other costs

POTGIETERSRUST PLATINUMS

Production statistics and efficiency measures				
Tons mined	(thousands)	17 761	16 632	29 631
Tons milled	(thousands)	2 035	2 100	4 270
Built-up head grade	(g/ton)	3,29	4,48	4,38
Stripping ratio		19,2	11,6	10,9
Immediately available ore reserves within the pit	(months)	0,4	5,2	3,5
Tons mined per employee		16 044	15 106	27 060
Average number of mine employees		1 107	1 101	1 095
Platinum ounces refined	(thousands)	83,1	110,5	211,1
Refined Pt ounces per employee		75,1	100,4	192,8
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	12 000	13 652	12 120
Operating performance				
Cash operating costs per Pt ounce refined	(R)	4 878	3 440	3 688
Cash operating costs per Pt ounce refined	(US$)	444	434	428
Cash operating costs per PGM ounce refined	(R)	2 272	1 568	1 682
Cash operating costs per PGM ounce refined	(US$)	207	198	195

Operating income statement	(R millions)			
Net sales revenue		997,2	1 508,6	2 558,6
Operating cost of sales †		(478,7)	(453,3)	(878,1)
Operating contribution		518,5	1 055,3	1 680,5
Operating margin	(%)	52,0	70,0	65,7
† Cost of sales excluding other costs				

LEBOWA PLATINUM MINES

Production statistics and efficiency measures				
Tons broken	(thousands)	944	771	1 654
Tons milled	(thousands)	758	704	1 397
Built-up head grade	(g/ton)	4,47	4,00	4,26
Immediately available ore reserves	(months)	14,2	13,2	13,8
Metres face advance	(per month)	9,9	9,7	9,4
Square metres per employee	(per month)	14,9	13,3	13,0
Tons broken per employee		346	308	607
Average number of mine employees		2 730	2 503	2 723
UG2 mined to total output	(%)	37	38	38
Platinum ounces refined	(thousands)	48,1	39,8	89,1
Refined Pt ounces per employee		17,6	15,9	32,7
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	10 021	10 497	9 349
Operating performance				
Cash operating costs per Pt ounce refined	(R)	4 925	4 678	4 540
Cash operating costs per Pt ounce refined	(US$)	448	590	527
Cash operating costs per PGM ounce refined	(R)	2 618	2 612	2 498
Cash operating costs per PGM ounce refined	(US$)	238	329	290
Operating income statement	(R millions)			
Net sales revenue		482,0	417,8	833,0
Operating cost of sales †		(243,5)	(188,6)	(425,3)
Operating contribution		238,5	229,2	407,7
Operating margin	(%)	49,5	54,9	48,9
† Cost of sales excluding other costs				

BAFOKENG-RASIMONE PLATINUM MINE

Production statistics and efficiency measures				
Tons broken	(thousands)	981	548	1 256
Tons milled	(thousands)	1 252	1 005	1 892
Built-up head grade	(g/ton)	4,05	4,44	4,42
Immediately available ore reserves	(months)	6,8	6,7	7,3
Metres face advance	(per month)	8,4	7,8	7,2
Square metres per employee	(per month)	10,1	6,5	7,0
Tons broken per employee		313	232	492
Average number of mine employees		3 136	2 367	2 554
UG2 mined to total output	(%)	17	28	24
Platinum ounces refined	(thousands)	70,7	63,8	130,2
Refined Pt ounces per employee		22,5	27,0	51,0
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 313	7 952	7 257
Operating performance				
Cash operating costs per Pt ounce refined	(R)	5 472	4 498	4 638
Cash operating costs per Pt ounce refined	(US$)	498	567	538
Cash operating costs per PGM ounce refined	(R)	3 501	3 123	3 087
Cash operating costs per PGM ounce refined	(US$)	319	394	358
Operating income statement	(R millions)			
Net sales revenue		589,4	477,9	907,1
Operating cost of sales †		(417,6)	(285,1)	(631,9)
Operating contribution		171,8	192,8	275,2
Operating margin	(%)	29,1	40,3	30,3

† Cost of sales excluding other costs

Supplementary information

Operating statistics by mine (continued)

PROJECTS IN RAMP-UP PHASE

RUSTENBURG UG2 Phase I Project

The project includes output from the Brakspruit, Bleskop and Paardekraal, as well as the new Waterval shafts, feeding the new 400 ktpm Waterval Concentrator. Milling at the new concentrator commenced in February 2002.

		Unaudited Six months ended 30 June 2002	Unaudited Six months ended 30 June 2001	Unaudited Year ended 31 December 2001
Production statistics and efficiency measures				
Tons broken	(thousands)	1 377	-	-
Tons milled	(thousands)	1 481	-	-
Built-up head grade	(g/ton)	3,25	-	-
Immediately available ore reserves	(months)	10,3	-	-
Metres face advance	(per month)	18,2	-	-
Square metres per employee	(per month)	21,7	-	-
Tons broken per employee		421	-	-
Average number of mine employees		3 271	-	-
UG2 mined to total output	(%)	90	-	-
Platinum ounces refined	(thousands)	50,3	-	-
Refined Pt ounces per employee		15,4	-	-
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 875	-	-
Operating performance				
Cash operating costs per Pt ounce refined	(R)	7 282	-	-
Cash operating costs per Pt ounce refined	(US$)	663	-	-
Cash operating costs	(R)	4 259	-	-

per PGM ounce refined				
Cash operating costs per PGM ounce refined	(US$)	388	-	-
Operating income statement	(R millions)			
Net sales revenue		439,3	-	-
Operating cost of sales †		(372,0)	-	-
Operating contribution		67,3	-	-
Operating margin	(%)	15,3	-	-

† Cost of sales excluding other costs

Commentary

Safety

Notwithstanding very intensive and focussed safety programmes, the Board deeply regrets the deaths of 14 employees on managed operations. On a positive note, it is worth reporting that largely as a result of these intensive safety programmes, the majority of the Business Units of the Group have reported a significant improvement in lost time injury rates over the period.

Financial results

The record first half profits achieved in 2001 were not repeated in the first half of 2002. Earnings were adversely affected by lower average rand prices for metals sold, the impact that the stronger rand had on the translation of US dollar based assets when compared to December 2001, and higher cost of sales. Headline earnings for the period amounted to R2,62 billion, a 35,8% reduction from the same period last year. The Group achieved a gross profit margin of 49,5%.

Gross sales revenue reduced by R222,2 million to R9,70 billion. The reduction was the net result of lower US dollar metal prices (R4,25 billion decrease), a weaker rand (R3,70 billion increase) and additional sales volumes following increased production (R327,6 million increase). The average realised US dollar price for platinum of US$513 per ounce was US$87 lower than in the previous period. Palladium and rhodium prices more than halved to US$371 per ounce for palladium (2001: US$784) and US$946 per ounce for rhodium (2001: US$1 976).

The cost of sales rose to R4,46 billion. Operating cost of sales at steady state operations rose by R184,1 million to R3,37 billion. Costs at these operations were tightly controlled and, for the second year in a row, increased at a rate below that of inflation. The cash operating cost per refined platinum ounce ("unit cost") at these operations increased by 6,6% (2001: 1,8% increase) and declined in US dollar terms by 22,9% (2001: 15,6% decrease). An ongoing focus on minimising costs helped to ameliorate the negative effect of inflationary pressures. The Rustenburg UG2 Phase 1 Project and a further build-up in production at Bafokeng-Rasimone resulted in project operating cost of sales rising by R504,5 million to R789,6 million.

Smelting, treatment and refining costs rose as a combined result of inflationary pressures, the weaker rand and the cost of temporarily sourcing additional smelting

capacity to process smelter slag and control the increased chrome levels arising from higher UG2 production. Anglo Platinum's slag cleaning furnace, which will be commissioned in the second half of 2002, will provide a sustainable solution at lower cost.

Although the average rand/US dollar exchange rate for the six months to June 2002 was 38,5% weaker than for the same period in 2001, the rand strengthened from the end of December 2001 to 30 June 2002. This resulted in losses on translation of foreign operations and on the repatriation of US dollar revenues which largely account for other net expenditure of R519,0 million in 2002 compared to other net income of R321,1 million in the first half and R2,13 billion in the second half of 2001.

Market development and promotional expenditure costs are mostly US dollar denominated and increased by R37,0 million because of the weaker rand. Net investment income declined by R123,9 million to R107,4 million as a result of lower cash holdings.

The higher effective tax rate reflects the impact of secondary tax on companies paid on the final and special dividends for 2001 that were declared in February of this year.

Capital expenditure

Capital expenditure was on plan for the six months to June 2002 and amounted to R2,48 billion. Expansion capital expenditure totalled R1,85 billion (2001: R0,66 billion) and expenditure to maintain operations was R0,63 billion (2001: R0,34 billion). The finalisation of the Modikwa Platinum Joint Venture with African Rainbow Minerals ("ARM") during the period resulted in a recovery of R0,67 billion of capital expenditure and interest of R41,7 million in respect of ARM's share of expenditure incurred up to the effective date of the 50:50 joint venture. Anglo Platinum incurred this expenditure up front to prevent project delays and facilitate the entry of a Black Economic Empowerment ("BEE") party in this significant joint venture.

Cash reserves

Cash and cash equivalents declined by R3,45 billion to R2,34 billion. Cash generated by operations amounted to R4,18 billion (2001: R5,75 billion). Payments consisted of dividends amounting to R3,43 billion, taxation of R2,55 billion and net investing activities of R1,67 billion which includes capital expenditure of R2,48 billion less a reimbursement by ARM of its share of expenditure incurred up to the effective date of the joint venture.

Share buy-back

Anglo Platinum did not purchase any of its own shares during the six months to 30 June 2002.

Operations

Refined production across the Group increased by 42 700 platinum ounces to 1,043 million ounces. Planned refined production of 1,084 million ounces was not achieved primarily as a result of a larger than expected low grade intrusion at Potgietersrust and a delay in the build-up of new production at Rustenburg Section. At steady state operations, better process recoveries resulted in an increase in refined platinum production realised relative to the volume of material milled. An operating margin of 59,1% was achieved.

Amandelbult Section performed exceptionally well. Both head grades and efficiencies improved and the unit cost increase was contained to 3,2%. Lebowa also performed well and ongoing optimisation of the UG2 expansion yielded an improved head grade, higher production and a unit cost increase of only 5,3%. Union Section maintained production levels and focussed heavily on upgrading infrastructure and improving operating flexibility. Unit costs decreased by 0,4%. Rustenburg Section recorded a production decline as a result of the redesignation of output from the Brakspruit, Bleskop and Paardekraal shafts as part of the Rustenburg UG2 Phase 1 Project. Potgietersrust had a disappointing six months primarily as a result of a reduction in mill head grade resulting from the combined effect of a larger than expected low grade intrusion in the South Pit and limited mining flexibility due to the proximity of the Ga-Pila village. The mine is however pleased to report that the Ga-Pila village relocation has progressed sufficiently to allow greater mining flexibility in future. Unit costs rose by 41,8% as a result of lower refined production volumes. Unit mining costs were nevertheless well controlled and on a tons mined basis were the same as last year.

The smelting, treatment and refining operations performed well in terms of throughput, recoveries and pipeline stock management during the period under review.

Application for mining authorisations

Due to inordinate delays experienced in the processing of applications for mining authorisations, Anglo Platinum instituted legal action against the Department of Minerals and Energy. However, as announced on 7 August 2002, an agreement has been reached which removes the need to proceed with this court action. While the agreement is satisfactory in terms of providing sufficient security of tenure to justify the continuation of the Group's expansion programme and meeting the Department's BEE objectives, the full impact of the delays on the planned build up to 3,5 million ounces of refined platinum is still being evaluated.

Projects

Recent market demand reviews confirm a significant growth opportunity for Anglo Platinum, and the Company remains committed to the expansion programme to produce 3,5 million ounces of refined platinum by 2006. However delays by the Department of Minerals and Energy in processing mining licence applications may affect the timeous achievement of this target. The Group continues to engage the Department at all appropriate levels to resolve delays in the processing of applications, the development of the mining charter and the implementation of the new Bill in a way that builds investor confidence and achieves the Bills' objectives.

Bafokeng-Rasimone continued its drive to increase development and improve mining efficiencies. Improvement in these areas was achieved, but progress continues to be hindered by poor geological conditions at South Shaft. While milled tonnage increased, grade deteriorated with the processing of low-grade surface material. Refined production increased by 10,8% compared to the first half of last year but was below plan. While unit costs for the period were high as a result of the low grade and increased expenditure on development, the mine nevertheless added R171,8 million to the Group's operating contribution.

The Rustenburg UG2 Phase 1 Project consists of a 400 ktpm concentrator processing ore from the new Waterval mine as well as the Brakspruit, Bleskop and Paardekraal shafts. The concentrator was successfully commissioned as planned and milling

commenced in February. The unit is performing well and is achieving designed recoveries. Production build-up from the Waterval mine, although very rapid, was initially slower than expected due to delays in development caused by congestion underground. Stoping widths in the UG2 areas of the Brakspruit, Bleskop and Paardekraal shafts were increased to include the leader seam and reduce the risk of falls of ground. The associated reduction in grade will impact production from the project in 2003, however a combination of ore sorting and dense media separation is being evaluated for implementation during 2003 to improve the mill feed grade. The project nevertheless added R67,3 million to the Group's overall operating contribution for the period under review.

Plant start-up at Modikwa Platinum was delayed until July because of a strike by employees of one of the construction contractors. Notwithstanding these difficulties, underground mine development is on schedule and refined metal production for the year will be close to plan.

The strategic evaluation at Union Section has concluded that the existing shaft infrastructure and resource cannot support the planned expansion for the required period. However it is advantageous to complete the Mortimer UG2 plant expansion and the establishment of the additional decline section to increase recoveries and provide additional resources that will yield replacement material for Richard and Spud shafts as their production capacity declines over time. Milling at the expanded plant commenced in July.

The Anglo Platinum Converting Process ("ACP") Project, which is designed to set a new global benchmark for the control of sulphur emissions, started its commissioning programme in March. The plant utilises innovative technology which was extensively tested during the project design and study phase. Trial smelting has been carried out as part of the commissioning programme with very successful results. Progress is according to plan and it is anticipated that commissioning will be completed during the second half of 2002.

In the light of the potential delays associated with the Minerals Bill the optimum mix of projects is being re-examined. The manner in which these projects will be brought to account will be communicated in November 2002.

Black Economic Empowerment ("BEE")

Anglo Platinum continues to support the process of BEE and is proud of the very significant contribution the Group has made by facilitating the purchase of 22,5% of Northam Platinum by Mvelaphanda Platinum, and by entering into a 50:50 joint venture with a consortium led by ARM in respect of the Modikwa Platinum Project. The Company's commitment to fostering further black economic empowerment in projects has been reaffirmed by the agreement reached with government regarding substantial BEE participation on portions of the Eastern Limb expansion projects and the conclusion of the joint venture with the Royal Bafokeng Nation in respect of the Bafokeng-Rasimone Platinum Mine and the Styldrift Project. All conditions precedent in respect of the Bafokeng-Rasimone Joint Venture are expected to be satisfied by year end.

In support of the BEE process Anglo Platinum has made significant strides in its social upliftment programme. As well as making large contributions to the AAC Chairman's Fund, the Group runs its own education and health care programmes that greatly benefit communities in the Limpopo and North-West provinces, and supports the development of small and medium black enterprises through its procurement

policy. A comprehensive HIV/AIDS programme is in place at all operations and surrounding communities.

Dividend

After due consideration of the cash demands arising from the expansion programme, and with the expectation of continued strong cashflows generated by the operations, the Board has declared an interim cash dividend of 900 (2001: 1 100) cents per ordinary share.

Prospects

Current rand platinum group metal prices are at levels that continue to yield substantial operating margins.

The platinum market continues to enjoy firm broad-based industrial and jewellery demand, particularly in China, that underpins the price.

Sales of palladium from US government and industrial stocks have steadily pressured the palladium price since the start of this year and reduced volatility in this market. Prices have been supported by the low level of Russian spot market sales. Palladium demand remains sensitive to substitution trends by platinum in the automobile sector and by nickel in the electronic sector.

As a result of the grade decline at Potgietersrust and the slower than expected ore build up at the Rustenburg UG2 Phase 1 Project, refined platinum production for 2002 is estimated at approximately 2,25 million ounces. Notwithstanding the revision, refined platinum production in the second half of the year will be substantially higher than in the first half. With this increase, and on the assumption that rand metal prices will remain at current levels, the profit on metal sales for 2002 will be similar to that achieved in 2001.

Other income for the year is difficult to predict, but the significant contribution to earnings recorded in 2001 as a result of the weaker rand will not be repeated this year.

It is therefore unlikely that the record earnings achieved in 2001 on the back of exceptionally high PGM prices and a substantial weakening of the rand in December 2001 will be repeated.

The recent agreement reached with Government and the Department of Minerals and Energy in respect of BEE ventures and security of tenure will enable the Company to pursue its already announced expansion to 3,5 million refined platinum ounces, and further market opportunities when they are identified.

Signed for and on behalf of the Board, as evidence of approval of the interim report.

B E Davison

(Chairman and Managing Director)

T A Wixley

(Deputy Chairman)

Johannesburg

12 August 2002

Review report of the independent auditors

To the members of

Anglo American Platinum Corporation Limited

We have reviewed the accompanying summarised consolidated interim report of Anglo American Platinum Corporation Limited and its subsidiaries for the six months ended 30 June 2002 where indicated as such in column headings. This interim report is the responsibility of the Company's directors. Our responsibility is to issue a report on this interim report based on our review.

Scope

We conducted our review in accordance with the statement of South African Auditing Standards applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance that the interim financial information is free of material misstatement. A review is limited primarily to enquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim report is not fairly presented, in all material respects, in accordance with South African Statements of Generally Accepted Accounting Practice, International Accounting Standards and the Companies Act in South Africa.

Deloitte & Touche

Registered Accountants and Auditors

Chartered Accountants (SA)

Johannesburg

12 August 2002

Declaration of interim ordinary dividend (No. 99)

Notice is hereby given that an interim dividend of 900 cents per ordinary share, in the currency of the Republic of South Africa, has been declared in respect of the financial year ending 31 December 2002. The dividend is payable to shareholders recorded in the books of the Company at the close of business on Friday 6 September 2002.

The salient dates for the interim dividend are as follows:

Salient Dates for South Africa and United Kingdom	2002
Last day to trade (cum dividend)	Friday, 30 August
First day of trading (ex dividend)	Monday, 2 September
Currency conversion date (for sterling payments from London)	Tuesday, 3 September
Record date	Friday, 6 September
Date of payment	Wednesday, 11 September

Share certificates may not be dematerialised or rematerialised between Monday 2 September 2002 and Friday 6 September 2002, both days inclusive.

On Wednesday 11 September 2002, the dividend will be electronically transferred to the bank accounts of all certificated shareholders where this facility is available. Where electronic fund transfer is not available or desired, cheques dated 11 September 2002 will be posted on that date. Shareholders who have

dematerialised their share certificates will have their bank accounts, which are linked to their CSDP or broker's safe custody accounts, credited on 11 September 2002.

Shareholders registered on the United Kingdom section of the register will be paid the dividend in pounds sterling at the rate of exchange determined on Tuesday 3 September 2002.

A further announcement stating the rand/sterling conversion rate will be released through the relevant South African and United Kingdom news services on Wednesday 4 September 2002.

The dividend is payable subject to the customary conditions which may be inspected at or obtained from the Company's Johannesburg office or from its London Secretaries.

By order of the Board

D A Freemantle

Company Secretary

Johannesburg

12 August 2002

Administration

EXECUTIVE DIRECTORS

B E Davison (Chairman and Managing Director),

J A Dreyer, D T G Emmett, B E Ngubane,

R H H van Kerckhoven (Belgian), A I Wood (British)

NON-EXECUTIVE DIRECTORS

L Boyd, M W King, W A Nairn, A J Trahar

INDEPENDENT NON-EXECUTIVE DIRECTORS

T A Wixley (Deputy Chairman), C B Brayshaw

ALTERNATE DIRECTORS

A H Calver (British), J M Halhead (British)

P J V Kinver (British), R Pilkington, C B Sheppard, V P Uren

Company Secretary

D A Freemantle

REGISTERED OFFICE

28 Harrison Street, Johannesburg, 2001

(P.O. Box 62179, Marshalltown, 2107)

Facsimile +27 11 373-5111

Telephone +27 11 373-6111

SOUTH AFRICAN REGISTRARS

Computershare Investor Services Limited,

(Registration No. 1958/003546/06),

2nd Floor, Edura,

41 Fox Street, Johannesburg, 2001

(P.O. Box 61051, Marshalltown, 2107)

Facsimile +27 11 836-0792/6145

Telephone +27 11 370-7700

LONDON SECRETARIES

Anglo American Services (UK) Limited,

20 Carlton House Terrace, London,

SW1Y 5AN, England

Facsimile +44 207 698-8755
Telephone +44 207 698-8888
UNITED KINGDOM REGISTRARS
Capita IRG plc, Balfour House,
390-398 High Road,
Ilford, Essex IG1 1NQ, England
Facsimile +44 207 478-7717
Telephone +44 207 478-8241
This Interim Report is available on the
Company's internet site: http://www.angloplatinum.com
E-mail enquiries should be directed to: mmtakati@angloplat.com

ANGLO
AMERICAN

News Release

13 August 2002

Anglo American plc ("Anglo American") notification:

Anglo American wishes to draw attention to Anglo Platinum's announcement of their results for the 6 months to 30 June 2002, attached hereto.

Anglo American Platinum Corporation Limited
(Incorporated in the Republic of South Africa)
Registration Number 1946/022452/06)
JSE Code: AMS
ISIN: ZAE000013181
A member of the Anglo American plc group

INTERIM REPORT
for the six months ended 30 June 2002

Highlights for the six months ended 30 June 2002

Headline earnings per share (cents)	1 222,8
Dividend per share (cents)	900,0
Increase in unit cost*	+ 6,6% †

*Includes all operations except Bafokeng-Rasimone Platinum Mine and Rustenburg UG2 Phase I Project, both of which are in a production ramp-up phase.
† Compared to the six month period ended 30 June 2001.

Consolidated income statement

R millions	Reviewed Six months ended 30 June 2002	Reviewed Six months ended 30 June 2001	% Change	Audited Year ended 31 December 2001
Gross sales revenue	9 697,6	9 919,8		18 690,9
Commissions paid	433,2	441,8		812,0
Net sales revenue	9 264,4	9 478,0	(2,3)	17 878,9
Cost of sales	4 463,6	3 745,4	(19,2)	8 262,9
Cash operating costs	3 960,6	3 342,6		7 044,5
On-mine costs	3 316,8	2 835,3		5 948,6
Smelting costs	282,2	208,6		441,9
Treatment and refining costs	361,6	298,7		654,0
Amortisation	343,8	252,6		498,8
(Increase)/decrease in metal inventories	(146,3)	(125,7)		45,1
Other costs	305,5	275,9		674,5
Gross profit on metal sales	4 800,8	5 732,6	(16,3)	9 616,0
Other net (expenditure)/income †	(519,0)	321,1		2 452,7
Profit on disposal of mineral rights	25,0	-		-
Market development and promotional expenditure	(139,4)	(102,4)		(251,0)
Operating profit	4 167,4	5 951,3	(30,0)	11 817,7
Net investment income	107,4	231,3		340,3
Income from associate	105,6	108,7		170,6
Profit before taxation	4 380,4	6 291,3	(30,4)	12 328,6
Taxation	1 735,0	2 207,4	21,4	4 308,8
Normal	1 303,0	1 820,7		3 562,1
Current	896,4	1 688,1		3 054,1
Deferred	406,6	132,6		508,0

Secondary tax on companies (STC)	432,0	386,7		746,7
Net profit	2 645,4	4 083,9	(35,2)	8 019,8
Headline earnings	2 620,4	4 083,9	(35,8)	8 019,8
Number of ordinary shares in issue (millions)	214,7	217,5		214,1
Weighted average number of ordinary shares in issue (millions)	214,3	217,2		217,0
Earnings per share (cents)				
- Basic	1 234,4	1 880,2	(34,3)	3 695,8
- Headline	1 222,8	1 880,2	(35,0)	3 695,8
- Diluted (basic)	1 216,8	1 848,8	(34,2)	3 637,1
- Diluted (headline)	1 205,3	1 848,8	(34,8)	3 637,1
Dividends per share (cents)	900,0	1 100,0	(18,2)	2 200,0
- Interim	900,0	1 100,0		1 100,0
- Final	-	-		1 100,0
- Special dividend (cents)	-	-	-	500,0
Dividend cover (headline earnings before special dividend)	1,4	1,7	(17,6)	1,7
Reconciliation between net profit and headline earnings				
Net profit	2 645,4	4 083,9	(35,2)	8 019,8
Adjustment:				
Profit on disposal of mineral rights	(25,0)	-		-
Headline earnings	2 620,4	4 083,9	(35,8)	8 019,8

† Mainly relates to foreign exchange gains and losses.

Consolidated balance sheet

R millions	Reviewed as at 30 June 2002	Reviewed as at 30 June 2001	Audited as at 31 December 2001
ASSETS			
Non-current assets			
Property, plant and equipment	8 884,0	7 233,7	7 008,3
Capital work-in-progress	3 468,4	1 376,4	3 912,9
Platinum Producers' Environmental Trust	73,1	56,0	69,5
Investment in associate	301,2	295,8	265,7
Non-current receivable	231,6	198,6	212,1
	12 958,3	9 160,5	11 468,5
Current assets	5 630,2	9 032,3	9 059,6
Inventories	1 491,5	1 490,4	1 326,4
Accounts receivable	1 800,6	1 967,5	1 946,8
Cash and cash equivalents	2 338,1	5 574,4	5 786,4
Total assets	18 588,5	18 192,8	20 528,1
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	21,5	21,8	21,4
Share premium	1 252,5	1 867,4	1 203,6
Accumulated profits before proposed dividends and STC	10 511,7	10 245,6	11 296,6
Accumulated profits after proposed dividends and STC	8 337,9	7 554,1	7 449,0
Proposed ordinary dividends	1 932,3	2 392,5	2 354,0
Proposed special dividend	-	-	1 070,0
STC	241,5	299,0	423,6
Shareholders' equity	11 785,7	12 134,8	12 521,6
Non-current liabilities	3 672,5	2 943,1	3 266,3
Borrowings	-	8,0	-
Deferred taxation	2 940,7	2 199,9	2 562,3
Provision for environmental rehabilitation	183,5	162,9	174,3
Employees' service benefits	548,3	572,3	529,7
Current liabilities	3 130,3	3 114,9	4 740,2
Accounts payable	1 350,9	1 164,0	1 731,6
Taxation	1 779,4	1 950,9	3 008,6
Total equity and liabilities	18 588,5	18 192,8	20 528,1

Group statement of changes in shareholders' equity

R millions	Share capital	Share premium	Accumulated profits	Total
Balance as at 31 December 2000				
(Audited)	21,7	1 836,4	9 856,0	11 714,1
Net profit			4 083,9	4 083,9
Dividend paid in cash			(3 694,3)	(3 694,3)
Share capital issued	0,1	31,0		31,1
Balance as at 30 June 2001 (Reviewed)	21,8	1 867,4	10 245,6	12 134,8
Net profit			3 935,9	3 935,9
Dividend paid in cash			(2 393,1)	(2 393,1)
Share capital issued	-*	39,7		39,7
Repurchase of ordinary shares	(0,4)	(703,5)	(491,8)	(1 195,7)
Company 2 228 267 shares at cost				
(cancelled)	(0,2)	(701,4)	-	(701,6)
Subsidiary 1 673 400 shares at cost	(0,2)	-	(490,2)	(490,4)
Associated expenditure	-	(2,1)	(1,6)	(3,7)
Balance as at 31 December 2001				
(Audited)	21,4	1 203,6	11 296,6	12 521,6
Net profit			2 645,4	2 645,4
Dividend paid in cash			(3 430,3)	(3 430,3)
Share capital issued	0,1	48,9		49,0
Balance as at 30 June 2002 (Reviewed)	21,5	1 252,5	10 511,7	11 785,7

* R100 000 or less for the full year.

Consolidated cash flow statement

R millions	Reviewed Six months ended 30 June 2002	Reviewed Six months ended 30 June 2001	Audited Year ended 31 December 2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash receipts from customers	9 234,4	9 225,0	17 700,8
Cash paid to suppliers and employees †	(5 057,7)	(3 477,6)	(5 122,3)
Cash from operations	4 176,7	5 747,4	12 578,5
Interest paid	(19,8)	(2,7)	(19,9)
Taxation paid	(2 551,3)	(1 932,0)	(2 588,7)
Net cash from operating activities	1 605,6	3 812,7	9 969,9
CASH FLOWS USED IN INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(2 477,4)	(1 002,2)	(3 586,1)
To maintain operations	(630,5)	(343,5)	(1 117,7)
To expand operations	(1 846,9)	(658,7)	(2 468,4)
Proceeds from sale of plant and equipment	632,3	15,0	31,7
Investment in associate	(0,3)	-	(2,4)
Interest received	132,2	240,4	368,3
Growth in Platinum Producers' Environmental Trust	3,6	2,7	5,6
Dividends received from associate	36,4	51,8	121,6
Other dividends received	0,6	0,6	1,2
Net cash used in investing activities	(1 672,6)	(691,7)	(3 060,1)
CASH FLOWS USED IN FINANCING ACTIVITIES			
Proceeds from issuance of share capital	0,1	0,1	0,1
Increase in share premium	48,9	31,0	70,7
Own shares repurchased	-	-	(1 195,7)
Decrease in long-term borrowings	-	(6,2)	(33,9)
Dividends paid	(3 430,3)	(3 694,3)	(6 087,4)
Net cash used in financing activities	(3 381,3)	(3 669,4)	(7 246,2)
Net decrease in cash and cash equivalents	(3 448,3)	(548,4)	(336,4)
Cash and cash equivalents at beginning of year	5 786,4	6 122,8	6 122,8
Cash and cash equivalents at end of period/year	2 338,1	5 574,4	5 786,4

† Includes foreign exchange gains and losses.

Notes to the interim report

1. This interim report complies with International Accounting Standard 34 - Interim Financial Reporting and South African Statement of Generally Accepted Accounting Practice, AC127, with the same title, and with Schedule 4 of the South African Companies Act.

2. The interim report has been prepared using accounting policies that comply with South African Statements of Generally Accepted Accounting Practice and International Accounting Standards. These policies are consistent with those

applied in the financial statements for the year ended 31 December 2001. An accounting policy is added for the accounting treatment of joint ventures because the Group entered into a joint venture for the first time during this interim period. The policy is as follows:

Joint ventures

The Group's interest in jointly controlled entities is accounted for through proportionate consolidation. Under this method the Group includes its share of the joint ventures' individual income and expenses, assets and liabilities in the relevant components of its financial statements on a line-by-line basis.

In respect of its interests in jointly controlled operations, the Group recognises the assets that it controls and the liabilities that it incurs, as well as its share of the income that it earns and the expenses that it incurs from the jointly controlled operation.

3. Contingent liabilities

The contingent liabilities disclosed in the 2001 annual report still exist, except for the guarantee given to BoE Merchant Bank, a division of BoE Limited, which bank supplied an interim loan facility to African Rainbow Minerals Mining Consortium Limited ("ARM"). This guarantee was cancelled on 20 June 2002.

Notes to the interim report (continued)

R millions	Reviewed as at 30 June 2002	Reviewed as at 30 June 2001	Audited as at 31 December 2001
Investments			
Listed investment in associate			
- Carrying amount	301,2	295,8	265,7
- Market value	874,2	796,6	869,5
Capital expenditure for the period/year	2 477,4	1 002,2	3 586,1
Commitments			
Mining property, plant and equipment			
Contracted for	1 532,3	1 646,1	1 849,0
Not yet contracted for	10 262,9	5 445,2	9 591,7
Authorised by the directors	11 795,2	7 091,3	11 440,7
Allocated for:			
Expansion of capacity	8 560,6	5 866,9	9 345,0
- within remainder of financial year/ next financial year	2 309,3	2 198,8	2 987,9
- thereafter	6 251,3	3 668,1	6 357,1
Maintenance of capacity	3 234,6	1 224,4	2 095,7
- within remainder of financial year/ next financial year	946,4	719,8	1 073,6
- thereafter	2 288,2	504,6	1 022,1
Other			
Operating lease rentals - premises	45,1	56,8	50,6
- within remainder of financial year/ next financial year	7,1	6,2	13,4
- thereafter	38,0	50,6	37,2
Information Technology Service Providers	179,6	230,4	209,6

- within remainder of financial year/ next financial year	26,0	29,5	56,0
- thereafter	153,6	200,9	153,6
Amortisation and depreciation of property, plant and equipment	365,9	270,9	532,8
Amortisation of operating assets	343,8	252,6	498,8
Mining	287,9	205,9	409,4
Smelting	25,8	19,3	38,9
Treatment and refining	28,8	26,0	47,7
Decommissioning asset	1,3	1,4	2,8
Depreciation - non-mining assets	22,1	18,3	34,0
Profit on sale of plant and equipment	2,7	3,7	9,5

Supplementary information

Consolidated income statement

UNITED STATES DOLLAR EQUIVALENT

US$ millions	Reviewed Six months ended 30 June 2002	Reviewed Six months ended 30 June 2001	Audited Year ended 31 December 2001
Gross sales revenue	882,8	1 251,0	2 168,8
Commissions paid	39,4	55,7	94,2
Net sales revenue	843,4	1 195,3	2 074,6
Cost of sales	406,3	472,4	958,8
Cash operating costs	360,5	421,6	817,4
On-mine costs	301,9	357,6	690,2
Smelting costs	25,7	26,3	51,3
Treatment and refining costs	32,9	37,7	75,9
Amortisation	31,3	31,9	57,9
Increase)/decrease in metal inventories	(13,3)	(15,9)	5,2
Other costs	27,8	34,8	78,3
Gross profit on metal sales	437,1	722,9	1 115,8
Other net (expenditure)/income †	(47,2)	40,5	284,6
Profit on disposal of mineral rights	2,3	-	-
Market development and promotional expenditure	(12,7)	(12,9)	(29,1)
Operating profit	379,5	750,5	1 371,3
Net investment income	9,8	29,2	39,5
Income from associate	9,6	13,7	19,8
Profit before taxation	398,9	793,4	1 430,6
Taxation	157,9	278,4	499,9
Normal	118,6	229,6	413,3
Current	81,6	212,9	354,4
Deferred	37,0	16,7	58,9
STC	39,3	48,8	86,6
Net profit	241,0	515,0	930,7

Dividends paid in cash	(312,3)	(465,9)	(706,3)
Exchange rate translation adjustment	140,4	(76,7)	(581,0)
Accumulated profits at beginning of year	944,5	1 301,1	1 301,1
Accumulated profits at end of period/year	1 013,6	1 273,5	944,5
Average Rand/US$ exchange rate	10,9855	7,9298	8,6182
Weighted average number of ordinary shares in issue (millions)	214,3	217,2	217,0
Earnings per share (cents)			
- Basic	112,5	237,1	428,9
- Headline	111,4	237,1	428,9
- Diluted (basic)	110,8	233,2	422,0
- Diluted (headline)	109,7	233,2	422,0

† Mainly relates to foreign exchange gains and losses.
Income statement items were translated at the average exchange rate for the period/year.

Supplementary information

Consolidated balance sheet

UNITED STATES DOLLAR EQUIVALENT

US$ millions	Reviewed as at 30 June 2002	Reviewed as at 30 June 2001	Audited as at 31 December 2001
ASSETS			
Non-current assets			
Property, plant and equipment	856,7	899,1	585,9
Capital work-in-progress	334,5	171,1	327,1
Platinum Producers' Environmental Trust	7,0	6,9	5,8
Investment in associate	29,0	36,8	22,2
Non-current receivable	22,3	24,7	17,7
	1 249,5	1 138,6	958,7
Current assets	543,0	1 122,8	757,5
Inventories	143,8	185,3	110,9
Accounts receivable	173,7	244,6	162,8
Cash and cash equivalents	225,5	692,9	483,8
Total assets	1 792,5	2 261,4	1 716,2
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	2,1	2,7	1,8
Share premium	120,8	232,1	100,6
Accumulated profits before proposed dividends and STC	1 013,6	1 273,5	944,5
Accumulated profits after proposed dividends and STC	804,0	938,9	622,8
Proposed ordinary dividends	186,3	297,4	196,8
Proposed special dividend	-	-	89,5
STC	23,3	37,2	35,4

Shareholders' equity	1 136,5	1 508,3	1 046,9
Non-current liabilities	354,1	365,9	273,1
Borrowings	-	1,0	-
Deferred taxation	283,5	273,5	214,2
Environmental rehabilitation obligation	17,7	20,3	14,6
Employees' service benefits	52,9	71,1	44,3
Current liabilities	301,9	387,2	396,2
Accounts payable	130,3	144,7	144,7
Taxation	171,6	242,5	251,5
Total equity and liabilities	1 792,5	2 261,4	1 716,2
Closing Rand/US$ exchange rate	10,3705	8,0450	11,9610

Balance sheet items have been translated at the closing exchange rate for the period/year.

Supplementary information

Consolidated cash flow statement

UNITED STATES DOLLAR EQUIVALENT

US$ millions	Reviewed Six months ended 30 June 2002	Reviewed Six months ended 30 June 2001	Audited Year ended 31 December 2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash receipts from customers	840,5	1 163,3	2 053,9
Cash paid to suppliers and employees †	(460,3)	(438,6)	(594,4)
Cash from operations	380,2	724,7	1 459,5
Interest paid	(1,8)	(0,3)	(2,3)
Taxation paid	(232,2)	(243,6)	(300,3)
Net cash from operating activities	146,2	480,8	1 156,9
CASH FLOWS USED IN INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(225,5)	(126,4)	(416,1)
To maintain operations	(57,4)	(43,3)	(129,7)
To expand operations	(168,1)	(83,1)	(286,4)
Proceeds from sale of plant and equipment	57,6	1,9	3,7
Investment in associate	- *	-	(0,3)
Interest received	12,0	30,3	42,7
Growth in Platinum Producers' Environmental Trust	0,3	0,3	0,6
Dividends received from associate	3,3	6,5	14,1
Other dividends received	0,1	0,1	0,1
Net cash used in investing activities	(152,2)	(87,3)	(355,2)
CASH FLOWS USED IN FINANCING ACTIVITIES			
Proceeds from issuance of share capital	-*	-*	-*
Increase in share premium	4,5	3,9	8,2
Own shares repurchased	-	-	(138,7)

Decrease in long-term borrowings	–	(0,8)	(3,9)
Dividends paid	(312,3)	(465,9)	(706,3)
Net cash used in financing activities	(307,8)	(462,8)	(840,7)
Net decrease in cash and cash equivalents	(313,8)	(69,3)	(39,0)
Exchange difference	55,5	(46,1)	(285,5)
Cash and cash equivalents at beginning of year	483,8	808,3	808,3
Cash and cash equivalents at end of period/year	225,5	692,9	483,8
Average Rand/US$ exchange rate	10,9855	7,9298	8,6182

Cash flow items were translated at the average exchange rate for the period/year.

† Includes foreign exchange gains and losses.

* Less than US$50 000

Supplementary information

Consolidated statistics

		Unaudited Six months ended 30 June 2002	Unaudited Six months ended 30 June 2001	Unaudited Year ended 31 December 2001
Total operations				
Marketing statistics				
Average market prices achieved				
Platinum	(US$/oz)	513	600	526
Palladium	(US$/oz)	371	784	582
Rhodium	(US$/oz)	946	1 976	1 610
Nickel	(US$/lb)	2,91	2,99	2,65
Net sales revenue per Pt ounce sold	(US$)	819	1 233	1 004
Platinum	(R/oz)	5 533	4 754	4 531
Palladium	(R/oz)	4 036	6 197	4 936
Rhodium	(R/oz)	10 387	15 623	13 410
Nickel	(R/lb)	32,02	23,69	23,14
Net sales revenue per Pt ounce sold	(R)	8 995	9 776	8 654
Average Pt exchange rates achieved	(R : US$)	10,7842	7,9196	8,6184
Exchange rates at end of period	(R : US$)	10,3705	8,0450	11,9610

Profitability statistics				
Gross sales revenue per ton milled	(R)	669	751	696
Gross profit margin	(%)	49,5	57,8	51,4
Earnings before interest, taxation depreciation and amortisation (EBITDA)	(R millions)	4 633,9	6 003,5	10 148,8
Operating profit to average operating assets	(%)	71,6	121,8	120,0
Return on average shareholders' equity	(%)	44,2	77,2	66,2
Return on capital employed	(%)	44,5	67,3	64,0
Refined production				
Platinum	(thousands) (oz)	1 043,3	1 000,6	2 109,2
Palladium	(thousands) (oz)	515,5	478,8	1 049,0
Rhodium	(thousands) (oz)	82,5	94,2	200,4
Gold	(thousands) (oz)	60,1	46,0	102,2
Nickel	(thousands) (tons)	9,2	9,2	19,5
Copper	(thousands) (tons)	5,1	5,1	10,8
PGM's	(thousands) (oz)	1 787,5	1 720,3	3 673,6
Analysis of operating contribution by mine	(R millions)			
Rustenburg Section		1 419,0	1 761,0	2 993,6
Union Section		630,3	703,0	1 190,9
Amandelbult Section		2 060,9	2 067,2	3 742,6
Potgietersrust Platinums		518,5	1 055,3	1 680,5
Lebowa Platinum Mines		238,5	229,2	407,7
Steady state operating contribution		4 867,2	5 815,7	10 015,3
Rustenburg UG2		67,3	-	-

Phase I Project Bafokeng-Rasimone Platinum Mine		171,8	192,8	275,2
Consolidated operating contribution		5 106,3	6 008,5	10 290,5
Other costs		305,5	275,9	674,5
Gross profit on metal sales		4 800,8	5 732,6	9 616,0
Total steady state operations*				
Production statistics and efficiency measures				
Tons mined - PPRust (opencast)	(thousands)	17 761	16 632	29 631
Tons broken - underground mines	(thousands)	9 590	10 282	21 519
Tons milled	(thousands)	11 767	12 207	24 952
Built-up head grade	(g/ton)	4,95	5,06	5,06
Immediately available ore reserves	(months)	15,5	14,2	14,2
Metres face advance	(per month)	9,1	8,8	8,8
Square metres per employee	(per month)	9,8	10,7	10,7
Tons broken per employee - underground mine		291	283	593
Tons mined per employee - PPRust		16 044	15 106	27 060
Total average number of mine employees		34 024	37 412	37 396
Average number of mine employees - underground mines		32 917	36 311	36 301
- opencast mine (PPRust)		1 107	1 101	1 095
UG2 mined to total output	(%)	26	27	28
Platinum ounces refined	(thousands)	922,3	936,8	1 979,0
Refined Pt ounces per employee		27,1	25,0	52,9

Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	9 055	9 897	8 744
Operating performance				
Cash operating costs per Pt ounce refined	(R)	3 478	3 262	3 254
Cash operating costs per Pt ounce refined	(US$)	317	411	378
Cash operating costs per PGM ounce refined	(R)	2 016	1 876	1 852
Cash operating costs per PGM ounce refined	(US$)	184	237	215
Operating income statement	(R millions)			
Net sales revenue		8 235,7	9 000,1	16 971,8
Operating cost of sales †		(3 368,5)	(3 184,4)	(6 956,5)
Operating contribution		4 867,2	5 815,7	10 015,3
Operating margin	(%)	59,1	64,6	59,0

* Includes all operations except Bafokeng-Rasimone Platinum Mine and Rustenburg UG2 Phase I Project, both of which are in a production ramp-up phase.
† Cost of sales excluding other costs

Supplementary information
Operating statistics by mine
STEADY STATE OPERATIONS
RUSTENBURG SECTION
2002 excludes portions of the Brakspruit, Bleskop and Paardekraal shafts that are being expanded as part of the Rustenburg UG2 Phase I Project. These shafts, at a lower level of output, are included in the steady state information for 2001.

		Unaudited Six months ended 30 June 2002	Unaudited Six months ended 30 June 2001	Unaudited Year ended 31 December 2001
Production statistics and efficiency measures				
Tons broken	(thousands)	3 308	4 218	8 550

Tons milled	(thousands)	3 328	3 756	7 733
Built-up head grade	(g/ton)	5,58	5,45	5,38
Immediately available ore reserves	(months)	17,7	16,3	15,0
Metres face advance	(per month)	8,7	8,8	8,9
Square metres per employee	(per month)	8,0	10,8	10,7
Tons broken per employee		228	244	493
Average number of mine employees		14 536	17 281	17 346
UG2 mined to total output	(%)	2	14	16
Platinum ounces refined	(thousands)	303,4	340,9	719,1
Refined Pt ounces per employee		20,9	19,7	41,5
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 761	9 216	8 273
Operating performance				
Cash operating costs per Pt ounce refined	(R)	3 896	3 635	3 650
Cash operating costs per Pt ounce refined	(US$)	355	458	424
Cash operating costs per PGM ounce refined	(R)	2 438	2 260	2 233
Cash operating costs per PGM ounce refined	(US$)	222	285	259
Operating income statement	(R millions)			
Net sales revenue		2 609,1	3 014,4	5 780,6
Operating cost of sales †		(1 190,1)	(1 253,4)	(2 787,0)
Operating contribution		1 419,0	1 761,0	2 993,6
Operating margin	(%)	54,4	58,4	51,8

† Cost of sales excluding other costs

UNION SECTION				
Production statistics and efficiency measures				
Tons broken	(thousands)	1 658	1 754	3 694
Tons milled	(thousands)	2 137	2 238	4 466
Built-up head grade	(g/ton)	4,27	4,34	4,40
Immediately available ore reserves	(months)	20,1	14,8	16,1
Metres face advance	(per month)	8,0	6,7	7,1
Square metres per employee	(per month)	7,2	8,2	7,8
Tons broken per employee		273	271	582
Average number of mine employees		6 080	6 471	6 342
UG2 mined to total output	(%)	58	60	60
Platinum ounces refined	(thousands)	138,0	130,9	280,4
Refined Pt ounces per employee		22,7	20,2	44,2
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 730	9 756	8 497
Operating performance				
Cash operating costs per Pt ounce refined	(R)	3 969	3 986	3 787
Cash operating costs per Pt ounce refined	(US$)	361	503	439
Cash operating costs per PGM ounce refined	(R)	2 246	2 240	2 102
Cash operating costs per PGM ounce refined	(US$)	204	282	244
Operating income statement	(R millions)			
Net sales revenue		1 196,9	1 237,1	2 326,6
Operating cost of sales †		(566,6)	(534,1)	(1 135,7)
Operating contribution		630,3	703,0	1 190,9
Operating margin	(%)	52,7	56,8	51,2

† Cost of sales excluding other costs

AMANDELBULT SECTION				
Production statistics and efficiency measures				
Tons broken	(thousands)	3 680	3 539	7 621
Tons milled	(thousands)	3 509	3 409	7 086
Built-up head grade	(g/ton)	5,84	5,69	5,68
Immediately available ore reserves	(months)	18,0	17,0	18,0
Metres face advance	(per month)	9,7	9,4	9,3
Square metres per employee	(per month)	12,7	11,4	12,0
Tons broken per employee		384	352	771
Average number of mine employees		9 571	10 056	9 890
UG2 mined to total output	(%)	42	35	36

Platinum ounces refined	(thousands)	349,7	314,7	679,3
Refined Pt ounces per employee		36,5	31,3	68,7
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 592	9 247	8 189
Operating performance				
Cash operating costs per Pt ounce refined	(R)	2 389	2 314	2 312
Cash operating costs per Pt ounce refined	(US$)	217	292	268
Cash operating costs per PGM ounce refined	(R)	1 408	1 365	1 340
Cash operating costs per PGM ounce refined	(US$)	128	172	155
Operating income statement	(R millions)			
Net sales revenue		2 950,5	2 822,2	5 473,0
Operating cost of sales †		(889,6)	(755,0)	(1 730,4)
Operating contribution		2 060,9	2 067,2	3 742,6
Operating margin	(%)	69,8	73,2	68,4

† Cost of sales excluding other costs

POTGIETERSRUST PLATINUMS

Production statistics and efficiency measures				
Tons mined	(thousands)	17 761	16 632	29 631
Tons milled	(thousands)	2 035	2 100	4 270
Built-up head grade	(g/ton)	3,29	4,48	4,38
Stripping ratio		19,2	11,6	10,9
Immediately available ore reserves within the pit	(months)	0,4	5,2	3,5
Tons mined per employee		16 044	15 106	27 060
Average number of mine employees		1 107	1 101	1 095
Platinum ounces refined	(thousands)	83,1	110,5	211,1
Refined Pt ounces per employee		75,1	100,4	192,8
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	12 000	13 652	12 120
Operating performance				
Cash operating costs per Pt ounce refined	(R)	4 878	3 440	3 688
Cash operating costs per Pt ounce refined	(US$)	444	434	428
Cash operating costs per PGM ounce refined	(R)	2 272	1 568	1 682
Cash operating costs per PGM ounce refined	(US$)	207	198	195

Operating income statement	(R millions)			
Net sales revenue		997,2	1 508,6	2 558,6
Operating cost of sales †		(478,7)	(453,3)	(878,1)
Operating contribution		518,5	1 055,3	1 680,5
Operating margin	(%)	52,0	70,0	65,7
† Cost of sales excluding other costs				

LEBOWA PLATINUM MINES

Production statistics and efficiency measures				
Tons broken	(thousands)	944	771	1 654
Tons milled	(thousands)	758	704	1 397
Built-up head grade	(g/ton)	4,47	4,00	4,26
Immediately available ore reserves	(months)	14,2	13,2	13,8
Metres face advance	(per month)	9,9	9,7	9,4
Square metres per employee	(per month)	14,9	13,3	13,0
Tons broken per employee		346	308	607
Average number of mine employees		2 730	2 503	2 723
UG2 mined to total output	(%)	37	38	38
Platinum ounces refined	(thousands)	48,1	39,8	89,1
Refined Pt ounces per employee		17,6	15,9	32,7
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	10 021	10 497	9 349
Operating performance				
Cash operating costs per Pt ounce refined	(R)	4 925	4 678	4 540
Cash operating costs per Pt ounce refined	(US$)	448	590	527
Cash operating costs per PGM ounce refined	(R)	2 618	2 612	2 498
Cash operating costs per PGM ounce refined	(US$)	238	329	290
Operating income statement	(R millions)			
Net sales revenue		482,0	417,8	833,0
Operating cost of sales †		(243,5)	(188,6)	(425,3)
Operating contribution		238,5	229,2	407,7
Operating margin	(%)	49,5	54,9	48,9
† Cost of sales excluding other costs				

BAFOKENG-RASIMONE PLATINUM MINE

Production statistics and efficiency measures				
Tons broken	(thousands)	981	548	1 256
Tons milled	(thousands)	1 252	1 005	1 892
Built-up head grade	(g/ton)	4,05	4,44	4,42
Immediately available ore reserves	(months)	6,8	6,7	7,3
Metres face advance	(per month)	8,4	7,8	7,2
Square metres per employee	(per month)	10,1	6,5	7,0
Tons broken per employee		313	232	492
Average number of mine employees		3 136	2 367	2 554
UG2 mined to total output	(%)	17	28	24
Platinum ounces refined	(thousands)	70,7	63,8	130,2
Refined Pt ounces per employee		22,5	27,0	51,0
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 313	7 952	7 257
Operating performance				
Cash operating costs per Pt ounce refined	(R)	5 472	4 498	4 638
Cash operating costs per Pt ounce refined	(US$)	498	567	538
Cash operating costs per PGM ounce refined	(R)	3 501	3 123	3 087
Cash operating costs per PGM ounce refined	(US$)	319	394	358
Operating income statement	(R millions)			
Net sales revenue		589,4	477,9	907,1
Operating cost of sales †		(417,6)	(285,1)	(631,9)
Operating contribution		171,8	192,8	275,2
Operating margin	(%)	29,1	40,3	30,3

† Cost of sales excluding other costs

Supplementary information

Operating statistics by mine (continued)

PROJECTS IN RAMP-UP PHASE

RUSTENBURG UG2 Phase I Project

The project includes output from the Brakspruit, Bleskop and Paardekraal, as well as the new Waterval shafts, feeding the new 400 ktpm Waterval Concentrator. Milling at the new concentrator commenced in February 2002.

		Unaudited Six months ended 30 June 2002	Unaudited Six months ended 30 June 2001	Unaudited Year ended 31 December 2001
Production statistics and efficiency measures				
Tons broken	(thousands)	1 377	-	-
Tons milled	(thousands)	1 481	-	-
Built-up head grade	(g/ton)	3,25	-	-
Immediately available ore reserves	(months)	10,3	-	-
Metres face advance	(per month)	18,2	-	-
Square metres per employee	(per month)	21,7	-	-
Tons broken per employee		421	-	-
Average number of mine employees		3 271	-	-
UG2 mined to total output	(%)	90	-	-
Platinum ounces refined	(thousands)	50,3	-	-
Refined Pt ounces per employee		15,4	-	-
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 875	-	-
Operating performance				
Cash operating costs per Pt ounce refined	(R)	7 282	-	-
Cash operating costs per Pt ounce refined	(US$)	663	-	-
Cash operating costs	(R)	4 259	-	-

per PGM ounce refined				
Cash operating costs per PGM ounce refined	(US$)	388	-	-
Operating income statement	(R millions)			
Net sales revenue		439,3	-	-
Operating cost of sales †		(372,0)	-	-
Operating contribution		67,3	-	-
Operating margin	(%)	15,3	-	-

† Cost of sales excluding other costs

Commentary

Safety

Notwithstanding very intensive and focussed safety programmes, the Board deeply regrets the deaths of 14 employees on managed operations. On a positive note, it is worth reporting that largely as a result of these intensive safety programmes, the majority of the Business Units of the Group have reported a significant improvement in lost time injury rates over the period.

Financial results

The record first half profits achieved in 2001 were not repeated in the first half of 2002. Earnings were adversely affected by lower average rand prices for metals sold, the impact that the stronger rand had on the translation of US dollar based assets when compared to December 2001, and higher cost of sales. Headline earnings for the period amounted to R2,62 billion, a 35,8% reduction from the same period last year. The Group achieved a gross profit margin of 49,5%.

Gross sales revenue reduced by R222,2 million to R9,70 billion. The reduction was the net result of lower US dollar metal prices (R4,25 billion decrease), a weaker rand (R3,70 billion increase) and additional sales volumes following increased production (R327,6 million increase). The average realised US dollar price for platinum of US$513 per ounce was US$87 lower than in the previous period. Palladium and rhodium prices more than halved to US$371 per ounce for palladium (2001: US$784) and US$946 per ounce for rhodium (2001: US$1 976).

The cost of sales rose to R4,46 billion. Operating cost of sales at steady state operations rose by R184,1 million to R3,37 billion. Costs at these operations were tightly controlled and, for the second year in a row, increased at a rate below that of inflation. The cash operating cost per refined platinum ounce ("unit cost") at these operations increased by 6,6% (2001: 1,8% increase) and declined in US dollar terms by 22,9% (2001: 15,6% decrease). An ongoing focus on minimising costs helped to ameliorate the negative effect of inflationary pressures. The Rustenburg UG2 Phase 1 Project and a further build-up in production at Bafokeng-Rasimone resulted in project operating cost of sales rising by R504,5 million to R789,6 million.

Smelting, treatment and refining costs rose as a combined result of inflationary pressures, the weaker rand and the cost of temporarily sourcing additional smelting

capacity to process smelter slag and control the increased chrome levels arising from higher UG2 production. Anglo Platinum's slag cleaning furnace, which will be commissioned in the second half of 2002, will provide a sustainable solution at lower cost.

Although the average rand/US dollar exchange rate for the six months to June 2002 was 38,5% weaker than for the same period in 2001, the rand strengthened from the end of December 2001 to 30 June 2002. This resulted in losses on translation of foreign operations and on the repatriation of US dollar revenues which largely account for other net expenditure of R519,0 million in 2002 compared to other net income of R321,1 million in the first half and R2,13 billion in the second half of 2001.

Market development and promotional expenditure costs are mostly US dollar denominated and increased by R37,0 million because of the weaker rand. Net investment income declined by R123,9 million to R107,4 million as a result of lower cash holdings.

The higher effective tax rate reflects the impact of secondary tax on companies paid on the final and special dividends for 2001 that were declared in February of this year.

Capital expenditure

Capital expenditure was on plan for the six months to June 2002 and amounted to R2,48 billion. Expansion capital expenditure totalled R1,85 billion (2001: R0,66 billion) and expenditure to maintain operations was R0,63 billion (2001: R0,34 billion). The finalisation of the Modikwa Platinum Joint Venture with African Rainbow Minerals ("ARM") during the period resulted in a recovery of R0,67 billion of capital expenditure and interest of R41,7 million in respect of ARM's share of expenditure incurred up to the effective date of the 50:50 joint venture. Anglo Platinum incurred this expenditure up front to prevent project delays and facilitate the entry of a Black Economic Empowerment ("BEE") party in this significant joint venture.

Cash reserves

Cash and cash equivalents declined by R3,45 billion to R2,34 billion. Cash generated by operations amounted to R4,18 billion (2001: R5,75 billion). Payments consisted of dividends amounting to R3,43 billion, taxation of R2,55 billion and net investing activities of R1,67 billion which includes capital expenditure of R2,48 billion less a reimbursement by ARM of its share of expenditure incurred up to the effective date of the joint venture.

Share buy-back

Anglo Platinum did not purchase any of its own shares during the six months to 30 June 2002.

Operations

Refined production across the Group increased by 42 700 platinum ounces to 1,043 million ounces. Planned refined production of 1,084 million ounces was not achieved primarily as a result of a larger than expected low grade intrusion at Potgietersrust and a delay in the build-up of new production at Rustenburg Section. At steady state operations, better process recoveries resulted in an increase in refined platinum production realised relative to the volume of material milled. An operating margin of 59,1% was achieved.

Amandelbult Section performed exceptionally well. Both head grades and efficiencies improved and the unit cost increase was contained to 3,2%. Lebowa also performed well and ongoing optimisation of the UG2 expansion yielded an improved head grade, higher production and a unit cost increase of only 5,3%. Union Section maintained production levels and focussed heavily on upgrading infrastructure and improving operating flexibility. Unit costs decreased by 0,4%. Rustenburg Section recorded a production decline as a result of the redesignation of output from the Brakspruit, Bleskop and Paardekraal shafts as part of the Rustenburg UG2 Phase 1 Project. Potgietersrust had a disappointing six months primarily as a result of a reduction in mill head grade resulting from the combined effect of a larger than expected low grade intrusion in the South Pit and limited mining flexibility due to the proximity of the Ga-Pila village. The mine is however pleased to report that the Ga-Pila village relocation has progressed sufficiently to allow greater mining flexibility in future. Unit costs rose by 41,8% as a result of lower refined production volumes. Unit mining costs were nevertheless well controlled and on a tons mined basis were the same as last year.

The smelting, treatment and refining operations performed well in terms of throughput, recoveries and pipeline stock management during the period under review.

Application for mining authorisations

Due to inordinate delays experienced in the processing of applications for mining authorisations, Anglo Platinum instituted legal action against the Department of Minerals and Energy. However, as announced on 7 August 2002, an agreement has been reached which removes the need to proceed with this court action. While the agreement is satisfactory in terms of providing sufficient security of tenure to justify the continuation of the Group's expansion programme and meeting the Department's BEE objectives, the full impact of the delays on the planned build up to 3,5 million ounces of refined platinum is still being evaluated.

Projects

Recent market demand reviews confirm a significant growth opportunity for Anglo Platinum, and the Company remains committed to the expansion programme to produce 3,5 million ounces of refined platinum by 2006. However delays by the Department of Minerals and Energy in processing mining licence applications may affect the timeous achievement of this target. The Group continues to engage the Department at all appropriate levels to resolve delays in the processing of applications, the development of the mining charter and the implementation of the new Bill in a way that builds investor confidence and achieves the Bills' objectives.

Bafokeng-Rasimone continued its drive to increase development and improve mining efficiencies. Improvement in these areas was achieved, but progress continues to be hindered by poor geological conditions at South Shaft. While milled tonnage increased, grade deteriorated with the processing of low-grade surface material. Refined production increased by 10,8% compared to the first half of last year but was below plan. While unit costs for the period were high as a result of the low grade and increased expenditure on development, the mine nevertheless added R171,8 million to the Group's operating contribution.

The Rustenburg UG2 Phase 1 Project consists of a 400 ktpm concentrator processing ore from the new Waterval mine as well as the Brakspruit, Bleskop and Paardekraal shafts. The concentrator was successfully commissioned as planned and milling

commenced in February. The unit is performing well and is achieving designed recoveries. Production build-up from the Waterval mine, although very rapid, was initially slower than expected due to delays in development caused by congestion underground. Stoping widths in the UG2 areas of the Brakspruit, Bleskop and Paardekraal shafts were increased to include the leader seam and reduce the risk of falls of ground. The associated reduction in grade will impact production from the project in 2003, however a combination of ore sorting and dense media separation is being evaluated for implementation during 2003 to improve the mill feed grade. The project nevertheless added R67,3 million to the Group's overall operating contribution for the period under review.

Plant start-up at Modikwa Platinum was delayed until July because of a strike by employees of one of the construction contractors. Notwithstanding these difficulties, underground mine development is on schedule and refined metal production for the year will be close to plan.

The strategic evaluation at Union Section has concluded that the existing shaft infrastructure and resource cannot support the planned expansion for the required period. However it is advantageous to complete the Mortimer UG2 plant expansion and the establishment of the additional decline section to increase recoveries and provide additional resources that will yield replacement material for Richard and Spud shafts as their production capacity declines over time. Milling at the expanded plant commenced in July.

The Anglo Platinum Converting Process ("ACP") Project, which is designed to set a new global benchmark for the control of sulphur emissions, started its commissioning programme in March. The plant utilises innovative technology which was extensively tested during the project design and study phase. Trial smelting has been carried out as part of the commissioning programme with very successful results. Progress is according to plan and it is anticipated that commissioning will be completed during the second half of 2002.

In the light of the potential delays associated with the Minerals Bill the optimum mix of projects is being re-examined. The manner in which these projects will be brought to account will be communicated in November 2002.

Black Economic Empowerment ("BEE")

Anglo Platinum continues to support the process of BEE and is proud of the very significant contribution the Group has made by facilitating the purchase of 22,5% of Northam Platinum by Mvelaphanda Platinum, and by entering into a 50:50 joint venture with a consortium led by ARM in respect of the Modikwa Platinum Project. The Company's commitment to fostering further black economic empowerment in projects has been reaffirmed by the agreement reached with government regarding substantial BEE participation on portions of the Eastern Limb expansion projects and the conclusion of the joint venture with the Royal Bafokeng Nation in respect of the Bafokeng-Rasimone Platinum Mine and the Styldrift Project. All conditions precedent in respect of the Bafokeng-Rasimone Joint Venture are expected to be satisfied by year end.

In support of the BEE process Anglo Platinum has made significant strides in its social upliftment programme. As well as making large contributions to the AAC Chairman's Fund, the Group runs its own education and health care programmes that greatly benefit communities in the Limpopo and North-West provinces, and supports the development of small and medium black enterprises through its procurement

policy. A comprehensive HIV/AIDS programme is in place at all operations and surrounding communities.

Dividend

After due consideration of the cash demands arising from the expansion programme, and with the expectation of continued strong cashflows generated by the operations, the Board has declared an interim cash dividend of 900 (2001: 1 100) cents per ordinary share.

Prospects

Current rand platinum group metal prices are at levels that continue to yield substantial operating margins.

The platinum market continues to enjoy firm broad-based industrial and jewellery demand, particularly in China, that underpins the price.

Sales of palladium from US government and industrial stocks have steadily pressured the palladium price since the start of this year and reduced volatility in this market. Prices have been supported by the low level of Russian spot market sales. Palladium demand remains sensitive to substitution trends by platinum in the automobile sector and by nickel in the electronic sector.

As a result of the grade decline at Potgietersrust and the slower than expected ore build up at the Rustenburg UG2 Phase 1 Project, refined platinum production for 2002 is estimated at approximately 2,25 million ounces. Notwithstanding the revision, refined platinum production in the second half of the year will be substantially higher than in the first half. With this increase, and on the assumption that rand metal prices will remain at current levels, the profit on metal sales for 2002 will be similar to that achieved in 2001.

Other income for the year is difficult to predict, but the significant contribution to earnings recorded in 2001 as a result of the weaker rand will not be repeated this year.

It is therefore unlikely that the record earnings achieved in 2001 on the back of exceptionally high PGM prices and a substantial weakening of the rand in December 2001 will be repeated.

The recent agreement reached with Government and the Department of Minerals and Energy in respect of BEE ventures and security of tenure will enable the Company to pursue its already announced expansion to 3,5 million refined platinum ounces, and further market opportunities when they are identified.

Signed for and on behalf of the Board, as evidence of approval of the interim report.

B E Davison

(Chairman and Managing Director)

T A Wixley

(Deputy Chairman)

Johannesburg

12 August 2002

Review report of the independent auditors

To the members of

Anglo American Platinum Corporation Limited

We have reviewed the accompanying summarised consolidated interim report of Anglo American Platinum Corporation Limited and its subsidiaries for the six months ended 30 June 2002 where indicated as such in column headings. This interim report is the responsibility of the Company's directors. Our responsibility is to issue a report on this interim report based on our review.

Scope

We conducted our review in accordance with the statement of South African Auditing Standards applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance that the interim financial information is free of material misstatement. A review is limited primarily to enquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim report is not fairly presented, in all material respects, in accordance with South African Statements of Generally Accepted Accounting Practice, International Accounting Standards and the Companies Act in South Africa.

Deloitte & Touche

Registered Accountants and Auditors

Chartered Accountants (SA)

Johannesburg

12 August 2002

Declaration of interim ordinary dividend (No. 99)

Notice is hereby given that an interim dividend of 900 cents per ordinary share, in the currency of the Republic of South Africa, has been declared in respect of the financial year ending 31 December 2002. The dividend is payable to shareholders recorded in the books of the Company at the close of business on Friday 6 September 2002.

The salient dates for the interim dividend are as follows:

Salient Dates for South Africa and United Kingdom	2002
Last day to trade (cum dividend)	Friday, 30 August
First day of trading (ex dividend)	Monday, 2 September
Currency conversion date (for sterling payments from London)	Tuesday, 3 September
Record date	Friday, 6 September
Date of payment	Wednesday, 11 September

Share certificates may not be dematerialised or rematerialised between Monday 2 September 2002 and Friday 6 September 2002, both days inclusive.

On Wednesday 11 September 2002, the dividend will be electronically transferred to the bank accounts of all certificated shareholders where this facility is available. Where electronic fund transfer is not available or desired, cheques dated 11 September 2002 will be posted on that date. Shareholders who have

dematerialised their share certificates will have their bank accounts, which are linked to their CSDP or broker's safe custody accounts, credited on 11 September 2002.

Shareholders registered on the United Kingdom section of the register will be paid the dividend in pounds sterling at the rate of exchange determined on Tuesday 3 September 2002.

A further announcement stating the rand/sterling conversion rate will be released through the relevant South African and United Kingdom news services on Wednesday 4 September 2002.

The dividend is payable subject to the customary conditions which may be inspected at or obtained from the Company's Johannesburg office or from its London Secretaries.

By order of the Board

D A Freemantle

Company Secretary

Johannesburg

12 August 2002

Administration

EXECUTIVE DIRECTORS

B E Davison (Chairman and Managing Director),

J A Dreyer, D T G Emmett, B E Ngubane,

R H H van Kerckhoven (Belgian), A I Wood (British)

NON-EXECUTIVE DIRECTORS

L Boyd, M W King, W A Nairn, A J Trahar

INDEPENDENT NON-EXECUTIVE DIRECTORS

T A Wixley (Deputy Chairman), C B Brayshaw

ALTERNATE DIRECTORS

A H Calver (British), J M Halhead (British)

P J V Kinver (British), R Pilkington, C B Sheppard, V P Uren

Company Secretary

D A Freemantle

REGISTERED OFFICE

28 Harrison Street, Johannesburg, 2001

(P.O. Box 62179, Marshalltown, 2107)

Facsimile +27 11 373-5111

Telephone +27 11 373-6111

SOUTH AFRICAN REGISTRARS

Computershare Investor Services Limited,

(Registration No. 1958/003546/06),

2nd Floor, Edura,

41 Fox Street, Johannesburg, 2001

(P.O. Box 61051, Marshalltown, 2107)

Facsimile +27 11 836-0792/6145

Telephone +27 11 370-7700

LONDON SECRETARIES

Anglo American Services (UK) Limited,

20 Carlton House Terrace, London,

SW1Y 5AN, England

Facsimile +44 207 698-8755
Telephone +44 207 698-8888
UNITED KINGDOM REGISTRARS
Capita IRG plc, Balfour House,
390-398 High Road,
Ilford, Essex IG1 1NQ, England
Facsimile +44 207 478-7717
Telephone +44 207 478-8241
This Interim Report is available on the
Company's internet site: http://www.angloplatinum.com
E-mail enquiries should be directed to: mmtakati@angloplat.com

Joint Press release by Ministers Mlambo-Ngcuka, Erwin, Manuel, Mdladlana, Shabangu and representatives of Anglo American plc and De Beers

The Ministers and representatives of Anglo American and De Beers met by mutual agreement and had a wide-ranging and open debate on the various options for ensuring the full involvement of Historically Disadvantaged South Africans (HDSAs) in the minerals industry of South Africa. All parties agreed that this needed to happen as quickly as possible but in a way that enhanced the contribution the mining industry could and should make to the ongoing development of South Africa and our region.

Anglo American and De Beers confirmed their full support for programmes to broaden employment equity and HDSA influence and ownership within the mining industry and agreed to work with Government and the rest of the Industry to ensure that the proposed Mining Charter should reflect these aims and looked forward to negotiating the Mining Charter in a constructive and friendly atmosphere in the months ahead. The Ministers stressed that the leaked 'draft Charter' was a draft intended for discussion and all its aspects are negotiable as there is common ground between Government and Industry on the need for substantive change. The process with the stakeholders now in progress will identify the need for progress in many areas and this will not be measured by a single percentage target. The Ministers gave the further assurance that it was not, and never had been, Government policy to nationalise the industry or any part of it.

The parties fully supported the concept that majority HDSA owned companies would soon evolve within the mining industry and come to be major players in their own right or as partners with existing companies. Indeed there are already such companies playing an increasingly important role within the industry. Anglo American and De Beers look forward to working with more majority owned HDSA companies in the future.

The parties also subscribed to the view that the success of the new Minerals Bill will be determined by whether South Africa's mining industry succeeds or fails in the international market places where it must seek a large part of its investment and where it overwhelmingly sells its product. The emergence of the mining industry was what had brought local and foreign investment to South Africa over the last hundred plus years, and throughout the last century foreigners particularly have been key investors in this sector. It is vital as we aim to transform our industry and that it continues to offer investors complete security and competitive returns.

The programme to broaden involvement and ownership by HDSAs within the mining industry must not have the unintended consequence of undermining opportunities or rewards for investors. To this end, the Ministers also gave the assurance that any sale or transfer of ownership in the industry would take place in a transparent manner and for fair market value.

The Ministers welcomed the approach taken by Anglo American plc and De Beers on this issue and the parties committed themselves to ongoing discussions.

Everyone present at the meeting agreed that they had a shared vision of a globally competitive mining industry that draws on the human and financial resources of all South Africa's people and offers real benefit to all South Africans and commit themselves to the realisation of that vision. The goal of the empowerment charter must be to create an industry that will proudly reflect the promise of a non-racial South Africa.

Joint Press release by Ministers Mlambo-Ngcuka, Erwin, Manuel, Mdladlana, Shabangu and representatives of Anglo American plc and De Beers

The Ministers and representatives of Anglo American and De Beers met by mutual agreement and had a wide-ranging and open debate on the various options for ensuring the full involvement of Historically Disadvantaged South Africans (HDSAs) in the minerals industry of South Africa. All parties agreed that this needed to happen as quickly as possible but in a way that enhanced the contribution the mining industry could and should make to the ongoing development of South Africa and our region.

Anglo American and De Beers confirmed their full support for programmes to broaden employment equity and HDSA influence and ownership within the mining industry and agreed to work with Government and the rest of the Industry to ensure that the proposed Mining Charter should reflect these aims and looked forward to negotiating the Mining Charter in a constructive and friendly atmosphere in the months ahead. The Ministers stressed that the leaked 'draft Charter' was a draft intended for discussion and all its aspects are negotiable as there is common ground between Government and Industry on the need for substantive change. The process with the stakeholders now in progress will identify the need for progress in many areas and this will not be measured by a single percentage target. The Ministers gave the further assurance that it was not, and never had been, Government policy to nationalise the industry or any part of it.

The parties fully supported the concept that majority HDSA owned companies would soon evolve within the mining industry and come to be major players in their own right or as partners with existing companies. Indeed there are already such companies playing an increasingly important role within the industry. Anglo American and De Beers look forward to working with more majority owned HDSA companies in the future.

The parties also subscribed to the view that the success of the new Minerals Bill will be determined by whether South Africa's mining industry succeeds or fails in the international market places where it must seek a large part of its investment and where it overwhelmingly sells its product. The emergence of the mining industry was what had brought local and foreign investment to South Africa over the last hundred plus years, and throughout the last century foreigners particularly have been key investors in this sector. It is vital as we aim to transform our industry and that it continues to offer investors complete security and competitive returns.

The programme to broaden involvement and ownership by HDSAs within the mining industry must not have the unintended consequence of undermining opportunities or rewards for investors. To this end, the Ministers also gave the assurance that any sale or transfer of ownership in the industry would take place in a transparent manner and for fair market value.

The Ministers welcomed the approach taken by Anglo American plc and De Beers on this issue and the parties committed themselves to ongoing discussions.

Everyone present at the meeting agreed that they had a shared vision of a globally competitive mining industry that draws on the human and financial resources of all South Africa's people and offers real benefit to all South Africans and commit themselves to the realisation of that vision. The goal of the empowerment charter must be to create an industry that will proudly reflect the promise of a non-racial South Africa.

Joint Press release by Ministers Mlambo-Ngcuka, Erwin, Manuel, Mdladlana, Shabangu and representatives of Anglo American plc and De Beers

The Ministers and representatives of Anglo American and De Beers met by mutual agreement and had a wide-ranging and open debate on the various options for ensuring the full involvement of Historically Disadvantaged South Africans (HDSAs) in the minerals industry of South Africa. All parties agreed that this needed to happen as quickly as possible but in a way that enhanced the contribution the mining industry could and should make to the ongoing development of South Africa and our region.

Anglo American and De Beers confirmed their full support for programmes to broaden employment equity and HDSA influence and ownership within the mining industry and agreed to work with Government and the rest of the Industry to ensure that the proposed Mining Charter should reflect these aims and looked forward to negotiating the Mining Charter in a constructive and friendly atmosphere in the months ahead. The Ministers stressed that the leaked 'draft Charter' was a draft intended for discussion and all its aspects are negotiable as there is common ground between Government and Industry on the need for substantive change. The process with the stakeholders now in progress will identify the need for progress in many areas and this will not be measured by a single percentage target. The Ministers gave the further assurance that it was not, and never had been, Government policy to nationalise the industry or any part of it.

The parties fully supported the concept that majority HDSA owned companies would soon evolve within the mining industry and come to be major players in their own right or as partners with existing companies. Indeed there are already such companies playing an increasingly important role within the industry. Anglo American and De Beers look forward to working with more majority owned HDSA companies in the future.

The parties also subscribed to the view that the success of the new Minerals Bill will be determined by whether South Africa's mining industry succeeds or fails in the international market places where it must seek a large part of its investment and where it overwhelmingly sells its product. The emergence of the mining industry was what had brought local and foreign investment to South Africa over the last hundred plus years, and throughout the last century foreigners particularly have been key investors in this sector. It is vital as we aim to transform our industry and that it continues to offer investors complete security and competitive returns.

The programme to broaden involvement and ownership by HDSAs within the mining industry must not have the unintended consequence of undermining opportunities or rewards for investors. To this end, the Ministers also gave the assurance that any sale or transfer of ownership in the industry would take place in a transparent manner and for fair market value.

The Ministers welcomed the approach taken by Anglo American plc and De Beers on this issue and the parties committed themselves to ongoing discussions.

Everyone present at the meeting agreed that they had a shared vision of a globally competitive mining industry that draws on the human and financial resources of all South Africa's people and offers real benefit to all South Africans and commit themselves to the realisation of that vision. The goal of the empowerment charter must be to create an industry that will proudly reflect the promise of a non-racial South Africa.

Joint Press release by Ministers Mlambo-Ngcuka, Erwin, Manuel, Mdladlana, Shabangu and representatives of Anglo American plc and De Beers

The Ministers and representatives of Anglo American and De Beers met by mutual agreement and had a wide-ranging and open debate on the various options for ensuring the full involvement of Historically Disadvantaged South Africans (HDSAs) in the minerals industry of South Africa. All parties agreed that this needed to happen as quickly as possible but in a way that enhanced the contribution the mining industry could and should make to the ongoing development of South Africa and our region.

Anglo American and De Beers confirmed their full support for programmes to broaden employment equity and HDSA influence and ownership within the mining industry and agreed to work with Government and the rest of the Industry to ensure that the proposed Mining Charter should reflect these aims and looked forward to negotiating the Mining Charter in a constructive and friendly atmosphere in the months ahead. The Ministers stressed that the leaked 'draft Charter' was a draft intended for discussion and all its aspects are negotiable as there is common ground between Government and Industry on the need for substantive change. The process with the stakeholders now in progress will identify the need for progress in many areas and this will not be measured by a single percentage target. The Ministers gave the further assurance that it was not, and never had been, Government policy to nationalise the industry or any part of it.

The parties fully supported the concept that majority HDSA owned companies would soon evolve within the mining industry and come to be major players in their own right or as partners with existing companies. Indeed there are already such companies playing an increasingly important role within the industry. Anglo American and De Beers look forward to working with more majority owned HDSA companies in the future.

The parties also subscribed to the view that the success of the new Minerals Bill will be determined by whether South Africa's mining industry succeeds or fails in the international market places where it must seek a large part of its investment and where it overwhelmingly sells its product. The emergence of the mining industry was what had brought local and foreign investment to South Africa over the last hundred plus years, and throughout the last century foreigners particularly have been key investors in this sector. It is vital as we aim to transform our industry and that it continues to offer investors complete security and competitive returns.

The programme to broaden involvement and ownership by HDSAs within the mining industry must not have the unintended consequence of undermining opportunities or rewards for investors. To this end, the Ministers also gave the assurance that any sale or transfer of ownership in the industry would take place in a transparent manner and for fair market value.

The Ministers welcomed the approach taken by Anglo American plc and De Beers on this issue and the parties committed themselves to ongoing discussions.

Everyone present at the meeting agreed that they had a shared vision of a globally competitive mining industry that draws on the human and financial resources of all South Africa's people and offers real benefit to all South Africans and commit themselves to the realisation of that vision. The goal of the empowerment charter must be to create an industry that will proudly reflect the promise of a non-racial South Africa.

Joint Press release by Ministers Mlambo-Ngcuka, Erwin, Manuel, Mdladlana, Shabangu and representatives of Anglo American plc and De Beers

The Ministers and representatives of Anglo American and De Beers met by mutual agreement and had a wide-ranging and open debate on the various options for ensuring the full involvement of Historically Disadvantaged South Africans (HDSAs) in the minerals industry of South Africa. All parties agreed that this needed to happen as quickly as possible but in a way that enhanced the contribution the mining industry could and should make to the ongoing development of South Africa and our region.

Anglo American and De Beers confirmed their full support for programmes to broaden employment equity and HDSA influence and ownership within the mining industry and agreed to work with Government and the rest of the Industry to ensure that the proposed Mining Charter should reflect these aims and looked forward to negotiating the Mining Charter in a constructive and friendly atmosphere in the months ahead. The Ministers stressed that the leaked 'draft Charter' was a draft intended for discussion and all its aspects are negotiable as there is common ground between Government and Industry on the need for substantive change. The process with the stakeholders now in progress will identify the need for progress in many areas and this will not be measured by a single percentage target. The Ministers gave the further assurance that it was not, and never had been, Government policy to nationalise the industry or any part of it.

The parties fully supported the concept that majority HDSA owned companies would soon evolve within the mining industry and come to be major players in their own right or as partners with existing companies. Indeed there are already such companies playing an increasingly important role within the industry. Anglo American and De Beers look forward to working with more majority owned HDSA companies in the future.

The parties also subscribed to the view that the success of the new Minerals Bill will be determined by whether South Africa's mining industry succeeds or fails in the international market places where it must seek a large part of its investment and where it overwhelmingly sells its product. The emergence of the mining industry was what had brought local and foreign investment to South Africa over the last hundred plus years, and throughout the last century foreigners particularly have been key investors in this sector. It is vital as we aim to transform our industry and that it continues to offer investors complete security and competitive returns.

The programme to broaden involvement and ownership by HDSAs within the mining industry must not have the unintended consequence of undermining opportunities or rewards for investors. To this end, the Ministers also gave the assurance that any sale or transfer of ownership in the industry would take place in a transparent manner and for fair market value.

The Ministers welcomed the approach taken by Anglo American plc and De Beers on this issue and the parties committed themselves to ongoing discussions.

Everyone present at the meeting agreed that they had a shared vision of a globally competitive mining industry that draws on the human and financial resources of all South Africa's people and offers real benefit to all South Africans and commit themselves to the realisation of that vision. The goal of the empowerment charter must be to create an industry that will proudly reflect the promise of a non-racial South Africa.

Joint Press release by Ministers Mlambo-Ngcuka, Erwin, Manuel, Mdladlana, Shabangu and representatives of Anglo American plc and De Beers

The Ministers and representatives of Anglo American and De Beers met by mutual agreement and had a wide-ranging and open debate on the various options for ensuring the full involvement of Historically Disadvantaged South Africans (HDSAs) in the minerals industry of South Africa. All parties agreed that this needed to happen as quickly as possible but in a way that enhanced the contribution the mining industry could and should make to the ongoing development of South Africa and our region.

Anglo American and De Beers confirmed their full support for programmes to broaden employment equity and HDSA influence and ownership within the mining industry and agreed to work with Government and the rest of the Industry to ensure that the proposed Mining Charter should reflect these aims and looked forward to negotiating the Mining Charter in a constructive and friendly atmosphere in the months ahead. The Ministers stressed that the leaked 'draft Charter' was a draft intended for discussion and all its aspects are negotiable as there is common ground between Government and Industry on the need for substantive change. The process with the stakeholders now in progress will identify the need for progress in many areas and this will not be measured by a single percentage target. The Ministers gave the further assurance that it was not, and never had been, Government policy to nationalise the industry or any part of it.

The parties fully supported the concept that majority HDSA owned companies would soon evolve within the mining industry and come to be major players in their own right or as partners with existing companies. Indeed there are already such companies playing an increasingly important role within the industry. Anglo American and De Beers look forward to working with more majority owned HDSA companies in the future.

The parties also subscribed to the view that the success of the new Minerals Bill will be determined by whether South Africa's mining industry succeeds or fails in the international market places where it must seek a large part of its investment and where it overwhelmingly sells its product. The emergence of the mining industry was what had brought local and foreign investment to South Africa over the last hundred plus years, and throughout the last century foreigners particularly have been key investors in this sector. It is vital as we aim to transform our industry and that it continues to offer investors complete security and competitive returns.

The programme to broaden involvement and ownership by HDSAs within the mining industry must not have the unintended consequence of undermining opportunities or rewards for investors. To this end, the Ministers also gave the assurance that any sale or transfer of ownership in the industry would take place in a transparent manner and for fair market value.

The Ministers welcomed the approach taken by Anglo American plc and De Beers on this issue and the parties committed themselves to ongoing discussions.

Everyone present at the meeting agreed that they had a shared vision of a globally competitive mining industry that draws on the human and financial resources of all South Africa's people and offers real benefit to all South Africans and commit themselves to the realisation of that vision. The goal of the empowerment charter must be to create an industry that will proudly reflect the promise of a non-racial South Africa.

ANGLO AMERICAN

News Release

19 August 2002

Anglo American announces agreement on the future of the Konkola Copper Mines ("KCM") in Zambia

On 24 January 2002, Anglo American plc ("Anglo American") announced that, in view of the substantial losses suffered by KCM, the weak outlook for the copper and cobalt markets and the non availability of project finance for the Konkola Deep Mining Project, Anglo American could not justify investing further funds in KCM over and above those committed at the time of vesting.

Anglo American is pleased to announce that agreement has now been reached with the Government of the Republic of Zambia ("GRZ"), ZCCM Investments Holdings plc ("ZCCM"), the International Finance Corporation ("IFC"), CDC Group plc ("CDC") and Zambia Copper Investments Limited ("ZCI"), subject to regulatory approval, to restructure KCM and for the withdrawal of Anglo American, IFC and CDC as direct or indirect shareholders of KCM.

Since the announcement on 24 January 2002, Anglo American, through ZCI, has contributed US$82 million to KCM, in order to maintain operations while negotiations have taken place with the other stakeholders. Anglo American, GRZ, ZCCM, IFC, CDC and ZCI have now agreed to the following:

- In addition to the US$82 million already expended, Anglo American has agreed to contribute US$30 million in cash to KCM and up to US$26.5 million as a loan on favourable terms, in order to keep the mines operating.

- Transitional management arrangements have been agreed and Anglo American will provide certain services until 31 March 2003, in order to ensure a smooth hand over of management responsibility to the new board of directors of KCM.

- The IFC and CDC have both sold their interests in loans to KCM and ZCCM in exchange for a payment by Anglo American of US$25.4 million to each of them.

- Through a series of transactions, KCM and ZCCM (SmelterCo) Limited ("Smelterco") will be restructured such that the new shareholders of KCM will be: ZCI 58% and ZCCM 42%. KCM will own and operate the Konkola mine, the Nchanga underground and open pit mines, the Nampundwe pyrite mine and the Nkana smelter and refinery, all of which are in significantly better condition than at

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

the time of privatisation as a result of the capital investment programme funded by Anglo American. At the conclusion of the transactions both KCM and ZCI will be substantially debt-free.

- Anglo American will establish an independent company, the Copperbelt Development Foundation, and will transfer a 41.4% shareholding in ZCI to the Foundation. The Foundation will use any income from ZCI to invest in projects aimed at diversifying the economy of the Zambian Copperbelt and mitigating the social impact of the eventual closure of the KCM mines. The balance of ZCI shares held by Anglo American will be transferred to an employee incentive scheme intended to align the objectives of the new KCM management team and employees with those of the new shareholders.

At the time of the statement regarding its withdrawal, Anglo American announced a provision of US$350 million against its investment in KCM. The agreement now reached with GRZ, ZCCM, IFC, CDC and ZCI requires Anglo American to provide an additional amount of US$34 million, over and above the US$350 million already provided, in full and final settlement of all liabilities in relation to KCM.

Commenting on the agreement, Simon Thompson, Chief Executive of Anglo American Base Metals Division and retiring Chairman of ZCI and KCM said: "The finalisation of these complex negotiations allows KCM to continue to operate, in accordance with the objectives of the Government, and provides an opportunity for Zambia to diversify its economy and reduce its dependence on copper. The newly formed Copperbelt Development Foundation, endowed by Anglo American, will work with other stakeholders in pursuit of this goal.

Despite incurring substantial losses, Anglo American has demonstrated its commitment to acting in a socially responsible manner with regard to its withdrawal from KCM and has also protected the interests of the minority shareholders in ZCI by providing them with a debt-free vehicle in which they can continue to participate in the future of KCM."

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

External Affairs
Edward Bickham
Tel: +44 207 698 8547

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

External Affairs
Michael Spicer
Tel: +27 11 638 3870

Notes to Editors:

Prior to the above agreement the shareholders of KCM were:

- ZCI (50.9% owned by Anglo American) – 65%
- ZCCM (87.6% owned by the GRZ) – 20%
- IFC – 7.5%
- CDC – 7.5%

As a result of the above agreement, the new shareholders of KCM will be ZCI (58%) and ZCCM/GRZ (42%).

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

19 August 2002

Anglo American announces agreement on the future of the Konkola Copper Mines ("KCM") in Zambia

On 24 January 2002, Anglo American plc ("Anglo American") announced that, in view of the substantial losses suffered by KCM, the weak outlook for the copper and cobalt markets and the non availability of project finance for the Konkola Deep Mining Project, Anglo American could not justify investing further funds in KCM over and above those committed at the time of vesting.

Anglo American is pleased to announce that agreement has now been reached with the Government of the Republic of Zambia ("GRZ"), ZCCM Investments Holdings plc ("ZCCM"), the International Finance Corporation ("IFC"), CDC Group plc ("CDC") and Zambia Copper Investments Limited ("ZCI"), subject to regulatory approval, to restructure KCM and for the withdrawal of Anglo American, IFC and CDC as direct or indirect shareholders of KCM.

Since the announcement on 24 January 2002, Anglo American, through ZCI, has contributed US$82 million to KCM, in order to maintain operations while negotiations have taken place with the other stakeholders. Anglo American, GRZ, ZCCM, IFC, CDC and ZCI have now agreed to the following:

- In addition to the US$82 million already expended, Anglo American has agreed to contribute US$30 million in cash to KCM and up to US$26.5 million as a loan on favourable terms, in order to keep the mines operating.
- Transitional management arrangements have been agreed and Anglo American will provide certain services until 31 March 2003, in order to ensure a smooth hand over of management responsibility to the new board of directors of KCM.
- The IFC and CDC have both sold their interests in loans to KCM and ZCCM in exchange for a payment by Anglo American of US$25.4 million to each of them.
- Through a series of transactions, KCM and ZCCM (SmelterCo) Limited ("Smelterco") will be restructured such that the new shareholders of KCM will be: ZCI 58% and ZCCM 42%. KCM will own and operate the Konkola mine, the Nchanga underground and open pit mines, the Nampundwe pyrite mine and the Nkana smelter and refinery, all of which are in significantly better condition than at

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

the time of privatisation as a result of the capital investment programme funded by Anglo American. At the conclusion of the transactions both KCM and ZCI will be substantially debt-free.

- Anglo American will establish an independent company, the Copperbelt Development Foundation, and will transfer a 41.4% shareholding in ZCI to the Foundation. The Foundation will use any income from ZCI to invest in projects aimed at diversifying the economy of the Zambian Copperbelt and mitigating the social impact of the eventual closure of the KCM mines. The balance of ZCI shares held by Anglo American will be transferred to an employee incentive scheme intended to align the objectives of the new KCM management team and employees with those of the new shareholders.

At the time of the statement regarding its withdrawal, Anglo American announced a provision of US$350 million against its investment in KCM. The agreement now reached with GRZ, ZCCM, IFC, CDC and ZCI requires Anglo American to provide an additional amount of US$34 million, over and above the US$350 million already provided, in full and final settlement of all liabilities in relation to KCM.

Commenting on the agreement, Simon Thompson, Chief Executive of Anglo American Base Metals Division and retiring Chairman of ZCI and KCM said: "The finalisation of these complex negotiations allows KCM to continue to operate, in accordance with the objectives of the Government, and provides an opportunity for Zambia to diversify its economy and reduce its dependence on copper. The newly formed Copperbelt Development Foundation, endowed by Anglo American, will work with other stakeholders in pursuit of this goal.

Despite incurring substantial losses, Anglo American has demonstrated its commitment to acting in a socially responsible manner with regard to its withdrawal from KCM and has also protected the interests of the minority shareholders in ZCI by providing them with a debt-free vehicle in which they can continue to participate in the future of KCM."

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

External Affairs
Edward Bickham
Tel: +44 207 698 8547

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

External Affairs
Michael Spicer
Tel: +27 11 638 3870

Notes to Editors:

Prior to the above agreement the shareholders of KCM were:

- ZCI (50.9% owned by Anglo American) – 65%
- ZCCM (87.6% owned by the GRZ) – 20%
- IFC – 7.5%
- CDC – 7.5%

As a result of the above agreement, the new shareholders of KCM will be ZCI (58%) and ZCCM/GRZ (42%).

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

19 August 2002

Anglo American announces agreement on the future of the Konkola Copper Mines ("KCM") in Zambia

On 24 January 2002, Anglo American plc ("Anglo American") announced that, in view of the substantial losses suffered by KCM, the weak outlook for the copper and cobalt markets and the non availability of project finance for the Konkola Deep Mining Project, Anglo American could not justify investing further funds in KCM over and above those committed at the time of vesting.

Anglo American is pleased to announce that agreement has now been reached with the Government of the Republic of Zambia ("GRZ"), ZCCM Investments Holdings plc ("ZCCM"), the International Finance Corporation ("IFC"), CDC Group plc ("CDC") and Zambia Copper Investments Limited ("ZCI"), subject to regulatory approval, to restructure KCM and for the withdrawal of Anglo American, IFC and CDC as direct or indirect shareholders of KCM.

Since the announcement on 24 January 2002, Anglo American, through ZCI, has contributed US$82 million to KCM, in order to maintain operations while negotiations have taken place with the other stakeholders. Anglo American, GRZ, ZCCM, IFC, CDC and ZCI have now agreed to the following:

- In addition to the US$82 million already expended, Anglo American has agreed to contribute US$30 million in cash to KCM and up to US$26.5 million as a loan on favourable terms, in order to keep the mines operating.

- Transitional management arrangements have been agreed and Anglo American will provide certain services until 31 March 2003, in order to ensure a smooth hand over of management responsibility to the new board of directors of KCM.

- The IFC and CDC have both sold their interests in loans to KCM and ZCCM in exchange for a payment by Anglo American of US$25.4 million to each of them.

- Through a series of transactions, KCM and ZCCM (SmelterCo) Limited ("Smelterco") will be restructured such that the new shareholders of KCM will be: ZCI 58% and ZCCM 42%. KCM will own and operate the Konkola mine, the Nchanga underground and open pit mines, the Nampundwe pyrite mine and the Nkana smelter and refinery, all of which are in significantly better condition than at

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

the time of privatisation as a result of the capital investment programme funded by Anglo American. At the conclusion of the transactions both KCM and ZCI will be substantially debt-free.

- Anglo American will establish an independent company, the Copperbelt Development Foundation, and will transfer a 41.4% shareholding in ZCI to the Foundation. The Foundation will use any income from ZCI to invest in projects aimed at diversifying the economy of the Zambian Copperbelt and mitigating the social impact of the eventual closure of the KCM mines. The balance of ZCI shares held by Anglo American will be transferred to an employee incentive scheme intended to align the objectives of the new KCM management team and employees with those of the new shareholders.

At the time of the statement regarding its withdrawal, Anglo American announced a provision of US$350 million against its investment in KCM. The agreement now reached with GRZ, ZCCM, IFC, CDC and ZCI requires Anglo American to provide an additional amount of US$34 million, over and above the US$350 million already provided, in full and final settlement of all liabilities in relation to KCM.

Commenting on the agreement, Simon Thompson, Chief Executive of Anglo American Base Metals Division and retiring Chairman of ZCI and KCM said: "The finalisation of these complex negotiations allows KCM to continue to operate, in accordance with the objectives of the Government, and provides an opportunity for Zambia to diversify its economy and reduce its dependence on copper. The newly formed Copperbelt Development Foundation, endowed by Anglo American, will work with other stakeholders in pursuit of this goal.

Despite incurring substantial losses, Anglo American has demonstrated its commitment to acting in a socially responsible manner with regard to its withdrawal from KCM and has also protected the interests of the minority shareholders in ZCI by providing them with a debt-free vehicle in which they can continue to participate in the future of KCM."

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

External Affairs
Edward Bickham
Tel: +44 207 698 8547

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

External Affairs
Michael Spicer
Tel: +27 11 638 3870

Notes to Editors:

Prior to the above agreement the shareholders of KCM were:

- ZCI (50.9% owned by Anglo American) – 65%
- ZCCM (87.6% owned by the GRZ) – 20%
- IFC – 7.5%
- CDC – 7.5%

As a result of the above agreement, the new shareholders of KCM will be ZCI (58%) and ZCCM/GRZ (42%).

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

19 August 2002

Anglo American announces agreement on the future of the Konkola Copper Mines ("KCM") in Zambia

On 24 January 2002, Anglo American plc ("Anglo American") announced that, in view of the substantial losses suffered by KCM, the weak outlook for the copper and cobalt markets and the non availability of project finance for the Konkola Deep Mining Project, Anglo American could not justify investing further funds in KCM over and above those committed at the time of vesting.

Anglo American is pleased to announce that agreement has now been reached with the Government of the Republic of Zambia ("GRZ"), ZCCM Investments Holdings plc ("ZCCM"), the International Finance Corporation ("IFC"), CDC Group plc ("CDC") and Zambia Copper Investments Limited ("ZCI"), subject to regulatory approval, to restructure KCM and for the withdrawal of Anglo American, IFC and CDC as direct or indirect shareholders of KCM.

Since the announcement on 24 January 2002, Anglo American, through ZCI, has contributed US$82 million to KCM, in order to maintain operations while negotiations have taken place with the other stakeholders. Anglo American, GRZ, ZCCM, IFC, CDC and ZCI have now agreed to the following:

- In addition to the US$82 million already expended, Anglo American has agreed to contribute US$30 million in cash to KCM and up to US$26.5 million as a loan on favourable terms, in order to keep the mines operating.

- Transitional management arrangements have been agreed and Anglo American will provide certain services until 31 March 2003, in order to ensure a smooth hand over of management responsibility to the new board of directors of KCM.

- The IFC and CDC have both sold their interests in loans to KCM and ZCCM in exchange for a payment by Anglo American of US$25.4 million to each of them.

- Through a series of transactions, KCM and ZCCM (SmelterCo) Limited ("Smelterco") will be restructured such that the new shareholders of KCM will be: ZCI 58% and ZCCM 42%. KCM will own and operate the Konkola mine, the Nchanga underground and open pit mines, the Nampundwe pyrite mine and the Nkana smelter and refinery, all of which are in significantly better condition than at

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

the time of privatisation as a result of the capital investment programme funded by Anglo American. At the conclusion of the transactions both KCM and ZCI will be substantially debt-free.

- Anglo American will establish an independent company, the Copperbelt Development Foundation, and will transfer a 41.4% shareholding in ZCI to the Foundation. The Foundation will use any income from ZCI to invest in projects aimed at diversifying the economy of the Zambian Copperbelt and mitigating the social impact of the eventual closure of the KCM mines. The balance of ZCI shares held by Anglo American will be transferred to an employee incentive scheme intended to align the objectives of the new KCM management team and employees with those of the new shareholders.

At the time of the statement regarding its withdrawal, Anglo American announced a provision of US$350 million against its investment in KCM. The agreement now reached with GRZ, ZCCM, IFC, CDC and ZCI requires Anglo American to provide an additional amount of US$34 million, over and above the US$350 million already provided, in full and final settlement of all liabilities in relation to KCM.

Commenting on the agreement, Simon Thompson, Chief Executive of Anglo American Base Metals Division and retiring Chairman of ZCI and KCM said: "The finalisation of these complex negotiations allows KCM to continue to operate, in accordance with the objectives of the Government, and provides an opportunity for Zambia to diversify its economy and reduce its dependence on copper. The newly formed Copperbelt Development Foundation, endowed by Anglo American, will work with other stakeholders in pursuit of this goal.

Despite incurring substantial losses, Anglo American has demonstrated its commitment to acting in a socially responsible manner with regard to its withdrawal from KCM and has also protected the interests of the minority shareholders in ZCI by providing them with a debt-free vehicle in which they can continue to participate in the future of KCM."

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

External Affairs
Edward Bickham
Tel: +44 207 698 8547

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

External Affairs
Michael Spicer
Tel: +27 11 638 3870

Notes to Editors:

Prior to the above agreement the shareholders of KCM were:

- ZCI (50.9% owned by Anglo American) – 65%
- ZCCM (87.6% owned by the GRZ) – 20%
- IFC – 7.5%
- CDC – 7.5%

As a result of the above agreement, the new shareholders of KCM will be ZCI (58%) and ZCCM/GRZ (42%).

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

19 August 2002

Anglo American announces agreement on the future of the Konkola Copper Mines ("KCM") in Zambia

On 24 January 2002, Anglo American plc ("Anglo American") announced that, in view of the substantial losses suffered by KCM, the weak outlook for the copper and cobalt markets and the non availability of project finance for the Konkola Deep Mining Project, Anglo American could not justify investing further funds in KCM over and above those committed at the time of vesting.

Anglo American is pleased to announce that agreement has now been reached with the Government of the Republic of Zambia ("GRZ"), ZCCM Investments Holdings plc ("ZCCM"), the International Finance Corporation ("IFC"), CDC Group plc ("CDC") and Zambia Copper Investments Limited ("ZCI"), subject to regulatory approval, to restructure KCM and for the withdrawal of Anglo American, IFC and CDC as direct or indirect shareholders of KCM.

Since the announcement on 24 January 2002, Anglo American, through ZCI, has contributed US$82 million to KCM, in order to maintain operations while negotiations have taken place with the other stakeholders. Anglo American, GRZ, ZCCM, IFC, CDC and ZCI have now agreed to the following:

- In addition to the US$82 million already expended, Anglo American has agreed to contribute US$30 million in cash to KCM and up to US$26.5 million as a loan on favourable terms, in order to keep the mines operating.

- Transitional management arrangements have been agreed and Anglo American will provide certain services until 31 March 2003, in order to ensure a smooth hand over of management responsibility to the new board of directors of KCM.

- The IFC and CDC have both sold their interests in loans to KCM and ZCCM in exchange for a payment by Anglo American of US$25.4 million to each of them.

- Through a series of transactions, KCM and ZCCM (SmelterCo) Limited ("Smelterco") will be restructured such that the new shareholders of KCM will be: ZCI 58% and ZCCM 42%. KCM will own and operate the Konkola mine, the Nchanga underground and open pit mines, the Nampundwe pyrite mine and the Nkana smelter and refinery, all of which are in significantly better condition than at

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

the time of privatisation as a result of the capital investment programme funded by Anglo American. At the conclusion of the transactions both KCM and ZCI will be substantially debt-free.

- Anglo American will establish an independent company, the Copperbelt Development Foundation, and will transfer a 41.4% shareholding in ZCI to the Foundation. The Foundation will use any income from ZCI to invest in projects aimed at diversifying the economy of the Zambian Copperbelt and mitigating the social impact of the eventual closure of the KCM mines. The balance of ZCI shares held by Anglo American will be transferred to an employee incentive scheme intended to align the objectives of the new KCM management team and employees with those of the new shareholders.

At the time of the statement regarding its withdrawal, Anglo American announced a provision of US$350 million against its investment in KCM. The agreement now reached with GRZ, ZCCM, IFC, CDC and ZCI requires Anglo American to provide an additional amount of US$34 million, over and above the US$350 million already provided, in full and final settlement of all liabilities in relation to KCM.

Commenting on the agreement, Simon Thompson, Chief Executive of Anglo American Base Metals Division and retiring Chairman of ZCI and KCM said: "The finalisation of these complex negotiations allows KCM to continue to operate, in accordance with the objectives of the Government, and provides an opportunity for Zambia to diversify its economy and reduce its dependence on copper. The newly formed Copperbelt Development Foundation, endowed by Anglo American, will work with other stakeholders in pursuit of this goal.

Despite incurring substantial losses, Anglo American has demonstrated its commitment to acting in a socially responsible manner with regard to its withdrawal from KCM and has also protected the interests of the minority shareholders in ZCI by providing them with a debt-free vehicle in which they can continue to participate in the future of KCM."

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

External Affairs
Edward Bickham
Tel: +44 207 698 8547

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

External Affairs
Michael Spicer
Tel: +27 11 638 3870

Notes to Editors:

Prior to the above agreement the shareholders of KCM were:

- ZCI (50.9% owned by Anglo American) – 65%
- ZCCM (87.6% owned by the GRZ) – 20%
- IFC – 7.5%
- CDC – 7.5%

As a result of the above agreement, the new shareholders of KCM will be ZCI (58%) and ZCCM/GRZ (42%).

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification today that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interests have increased from 6.39% to 8.10% in Anglo American plc Ordinary Shares. This disclosure follows the acquisition in South Africa of BoE Limited by Nedcor Limited leading to an increase in the aggregate position.

Company	Registered Holder	Number of Shares Held	Percentage
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Ashtree Investments Limited	8,657,629	0.59
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Capital Securities Limited	4,344,327	0.30
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust Managers Limited	2,371,257	0.16
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual (South Africa) Ltd	2,360,000	0.16
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) (Pty) Ltd (Managed fund client assets)	20,187,002	1.38
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	47,328,108	3.23
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Portfolio Holdings (South Africa) (Pty) Ltd	1,281,200	0.09
Old Mutual Asset Managers (South Africa) (Pty) Ltd	OMSA Tust PLC	488,531	0.03
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Unit Trusts (Namibia) (Pty) Ltd	31,236	0.00
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	843,140	0.06
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	102,398	0.01
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,096,668	0.07
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	73,814	0.01
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	2,809,572	0.19
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust	5,074,993	0.35
Investec Asset Management (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	133,634	0.01

Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	78,000	0.01
Prudential Portfolio Managers S.A. (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	141,700	0.01
Quantative Asset Management	Nominee Accounts	3,315,558	0.23
Franklin Templeton/NIB Investments	Nominee Accounts	6,399,113	0.44
Nedcor Investment Bank Limited	Nominee Accounts	517,085	0.04
Mutual & Federal Limted	Mutual & Federal Limited	2,581,821	0.18
Mutual & Federal Namibia Limited	Mutual & Federal Namibia	131,405	0.01
Protea Insurance	Protea Insurance	44,361	0.00
Protea Assurance	Protea Assurance	1,252	0.00
Phoenix Assurance	Phoenix Assurance	202,888	0.01
CGU Insurance	CGU Insurance	289,200	0.02
Sentrasure	Sentrasure	107,680	0.01
Gerrard Ltd	Nominee Accounts	1,381,100	0.09
GNI Ltd	GNI Ltd	576,653	0.04
Old Mutual Asset Managers (UK) Ltd	Nominee Accounts	387,531	0.03
BoE Asset Management Limited	Nominee Accounts	4,365,709	0.30
Chiswell Associates	Nominee Accounts	48,144	0.00
Acadian Asset Management Inc	Clients of Acadian Management	1,044,700	0.07
Clay Finlay Inc	Clients of Clay Finlay	122,200	0.01
	Total	**118,919,609**	**8.10%**

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification today that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interests have increased from 6.39% to 8.10% in Anglo American plc Ordinary Shares. This disclosure follows the acquisition in South Africa of BoE Limited by Nedcor Limited leading to an increase in the aggregate position.

Company	Registered Holder	Number of Shares Held	Percentage
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Ashtree Investments Limited	8,657,629	0.59
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Capital Securities Limited	4,344,327	0.30
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust Managers Limited	2,371,257	0.16
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual (South Africa) Ltd	2,360,000	0.16
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) (Pty) Ltd (Managed fund client assets)	20,187,002	1.38
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	47,328,108	3.23
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Portfolio Holdings (South Africa) (Pty) Ltd	1,281,200	0.09
Old Mutual Asset Managers (South Africa) (Pty) Ltd	OMSA Tust PLC	488,531	0.03
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Unit Trusts (Namibia) (Pty) Ltd	31,236	0.00
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	843,140	0.06
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	102,398	0.01
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,096,668	0.07
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	73,814	0.01
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	2,809,572	0.19
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust	5,074,993	0.35
Investec Asset Management (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	133,634	0.01

Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	78,000	0.01
Prudential Portfolio Managers S.A. (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	141,700	0.01
Quantative Asset Management	Nominee Accounts	3,315,558	0.23
Franklin Templeton/NIB Investments	Nominee Accounts	6,399,113	0.44
Nedcor Investment Bank Limited	Nominee Accounts	517,085	0.04
Mutual & Federal Limted	Mutual & Federal Limited	2,581,821	0.18
Mutual & Federal Namibia Limited	Mutual & Federal Namibia	131,405	0.01
Protea Insurance	Protea Insurance	44,361	0.00
Protea Assurance	Protea Assurance	1,252	0.00
Phoenix Assurance	Phoenix Assurance	202,888	0.01
CGU Insurance	CGU Insurance	289,200	0.02
Sentrasure	Sentrasure	107,680	0.01
Gerrard Ltd	Nominee Accounts	1,381,100	0.09
GNI Ltd	GNI Ltd	576,653	0.04
Old Mutual Asset Managers (UK) Ltd	Nominee Accounts	387,531	0.03
BoE Asset Management Limited	Nominee Accounts	4,365,709	0.30
Chiswell Associates	Nominee Accounts	48,144	0.00
Acadian Asset Management Inc	Clients of Acadian Management	1,044,700	0.07
Clay Finlay Inc	Clients of Clay Finlay	122,200	0.01
	Total	**118,919,609**	**8.10%**

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification today that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interests have increased from 6.39% to 8.10% in Anglo American plc Ordinary Shares. This disclosure follows the acquisition in South Africa of BoE Limited by Nedcor Limited leading to an increase in the aggregate position.

Company	Registered Holder	Number of Shares Held	Percentage
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Ashtree Investments Limited	8,657,629	0.59
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Capital Securities Limited	4,344,327	0.30
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust Managers Limited	2,371,257	0.16
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual (South Africa) Ltd	2,360,000	0.16
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) (Pty) Ltd (Managed fund client assets)	20,187,002	1.38
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	47,328,108	3.23
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Portfolio Holdings (South Africa) (Pty) Ltd	1,281,200	0.09
Old Mutual Asset Managers (South Africa) (Pty) Ltd	OMSA Tust PLC	488,531	0.03
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Unit Trusts (Namibia) (Pty) Ltd	31,236	0.00
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	843,140	0.06
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	102,398	0.01
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,096,668	0.07
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	73,814	0.01
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	2,809,572	0.19
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust	5,074,993	0.35
Investec Asset Management (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	133,634	0.01

Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	78,000	0.01
Prudential Portfolio Managers S.A. (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	141,700	0.01
Quantative Asset Management	Nominee Accounts	3,315,558	0.23
Franklin Templeton/NIB Investments	Nominee Accounts	6,399,113	0.44
Nedcor Investment Bank Limited	Nominee Accounts	517,085	0.04
Mutual & Federal Limted	Mutual & Federal Limited	2,581,821	0.18
Mutual & Federal Namibia Limited	Mutual & Federal Namibia	131,405	0.01
Protea Insurance	Protea Insurance	44,361	0.00
Protea Assurance	Protea Assurance	1,252	0.00
Phoenix Assurance	Phoenix Assurance	202,888	0.01
CGU Insurance	CGU Insurance	289,200	0.02
Sentrasure	Sentrasure	107,680	0.01
Gerrard Ltd	Nominee Accounts	1,381,100	0.09
GNI Ltd	GNI Ltd	576,653	0.04
Old Mutual Asset Managers (UK) Ltd	Nominee Accounts	387,531	0.03
BoE Asset Management Limited	Nominee Accounts	4,365,709	0.30
Chiswell Associates	Nominee Accounts	48,144	0.00
Acadian Asset Management Inc	Clients of Acadian Management	1,044,700	0.07
Clay Finlay Inc	Clients of Clay Finlay	122,200	0.01
	Total	**118,919,609**	**8.10%**

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification today that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interests have increased from 6.39% to 8.10% in Anglo American plc Ordinary Shares. This disclosure follows the acquisition in South Africa of BoE Limited by Nedcor Limited leading to an increase in the aggregate position.

Company	Registered Holder	Number of Shares Held	Percentage
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Ashtree Investments Limited	8,657,629	0.59
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Capital Securities Limited	4,344,327	0.30
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust Managers Limited	2,371,257	0.16
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual (South Africa) Ltd	2,360,000	0.16
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) (Pty) Ltd (Managed fund client assets)	20,187,002	1.38
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	47,328,108	3.23
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Portfolio Holdings (South Africa) (Pty) Ltd	1,281,200	0.09
Old Mutual Asset Managers (South Africa) (Pty) Ltd	OMSA Tust PLC	488,531	0.03
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Unit Trusts (Namibia) (Pty) Ltd	31,236	0.00
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	843,140	0.06
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	102,398	0.01
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,096,668	0.07
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	73,814	0.01
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	2,809,572	0.19
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust	5,074,993	0.35
Investec Asset Management (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	133,634	0.01

Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	78,000	0.01
Prudential Portfolio Managers S.A. (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	141,700	0.01
Quantative Asset Management	Nominee Accounts	3,315,558	0.23
Franklin Templeton/NIB Investments	Nominee Accounts	6,399,113	0.44
Nedcor Investment Bank Limited	Nominee Accounts	517,085	0.04
Mutual & Federal Limted	Mutual & Federal Limited	2,581,821	0.18
Mutual & Federal Namibia Limited	Mutual & Federal Namibia	131,405	0.01
Protea Insurance	Protea Insurance	44,361	0.00
Protea Assurance	Protea Assurance	1,252	0.00
Phoenix Assurance	Phoenix Assurance	202,888	0.01
CGU Insurance	CGU Insurance	289,200	0.02
Sentrasure	Sentrasure	107,680	0.01
Gerrard Ltd	Nominee Accounts	1,381,100	0.09
GNI Ltd	GNI Ltd	576,653	0.04
Old Mutual Asset Managers (UK) Ltd	Nominee Accounts	387,531	0.03
BoE Asset Management Limited	Nominee Accounts	4,365,709	0.30
Chiswell Associates	Nominee Accounts	48,144	0.00
Acadian Asset Management Inc	Clients of Acadian Management	1,044,700	0.07
Clay Finlay Inc	Clients of Clay Finlay	122,200	0.01
	Total	**118,919,609**	**8.10%**

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification today that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interests have increased from 6.39% to 8.10% in Anglo American plc Ordinary Shares. This disclosure follows the acquisition in South Africa of BoE Limited by Nedcor Limited leading to an increase in the aggregate position.

Company	Registered Holder	Number of Shares Held	Percentage
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Ashtree Investments Limited	8,657,629	0.59
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Capital Securities Limited	4,344,327	0.30
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust Managers Limited	2,371,257	0.16
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual (South Africa) Ltd	2,360,000	0.16
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) (Pty) Ltd (Managed fund client assets)	20,187,002	1.38
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	47,328,108	3.23
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Portfolio Holdings (South Africa) (Pty) Ltd	1,281,200	0.09
Old Mutual Asset Managers (South Africa) (Pty) Ltd	OMSA Tust PLC	488,531	0.03
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Unit Trusts (Namibia) (Pty) Ltd	31,236	0.00
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	843,140	0.06
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	102,398	0.01
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,096,668	0.07
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	73,814	0.01
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	2,809,572	0.19
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust	5,074,993	0.35
Investec Asset Management (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	133,634	0.01

Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	78,000	0.01
Prudential Portfolio Managers S.A. (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	141,700	0.01
Quantative Asset Management	Nominee Accounts	3,315,558	0.23
Franklin Templeton/NIB Investments	Nominee Accounts	6,399,113	0.44
Nedcor Investment Bank Limited	Nominee Accounts	517,085	0.04
Mutual & Federal Limted	Mutual & Federal Limited	2,581,821	0.18
Mutual & Federal Namibia Limited	Mutual & Federal Namibia	131,405	0.01
Protea Insurance	Protea Insurance	44,361	0.00
Protea Assurance	Protea Assurance	1,252	0.00
Phoenix Assurance	Phoenix Assurance	202,888	0.01
CGU Insurance	CGU Insurance	289,200	0.02
Sentrasure	Sentrasure	107,680	0.01
Gerrard Ltd	Nominee Accounts	1,381,100	0.09
GNI Ltd	GNI Ltd	576,653	0.04
Old Mutual Asset Managers (UK) Ltd	Nominee Accounts	387,531	0.03
BoE Asset Management Limited	Nominee Accounts	4,365,709	0.30
Chiswell Associates	Nominee Accounts	48,144	0.00
Acadian Asset Management Inc	Clients of Acadian Management	1,044,700	0.07
Clay Finlay Inc	Clients of Clay Finlay	122,200	0.01
	Total	**118,919,609**	**8.10%**

Sec.

Anglo American plc

(the "Company")

Pursuant to the above-named Company's Share Option Schemes, options over

- 86,900 Ordinary Shares of US$0.50 each under The Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme; and
- 9,452 Ordinary Shares of US$0.50 each under The Anglo American plc SAYE scheme

have been exercised. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie

Companies Secretary

19 August 2002

END.

SEC.

Anglo American plc

(the "Company")

Pursuant to the above-named Company's Share Option Schemes, options over

- 86,900 Ordinary Shares of US$0.50 each under The Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme; and
- 9,452 Ordinary Shares of US$0.50 each under The Anglo American plc SAYE scheme

have been exercised. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie

Companies Secretary

19 August 2002

END.

SEC.

Anglo American plc

(the "Company")

Pursuant to the above-named Company's Share Option Schemes, options over

- 86,900 Ordinary Shares of US$0.50 each under The Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme; and
- 9,452 Ordinary Shares of US$0.50 each under The Anglo American plc SAYE scheme

have been exercised. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie

Companies Secretary

19 August 2002

END.

Sec.

Anglo American plc

(the "Company")

Pursuant to the above-named Company's Share Option Schemes, options over

- 86,900 Ordinary Shares of US$0.50 each under The Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme; and
- 9,452 Ordinary Shares of US$0.50 each under The Anglo American plc SAYE scheme

have been exercised. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie

Companies Secretary

19 August 2002

END.

SEC.

Anglo American plc

(the "Company")

Pursuant to the above-named Company's Share Option Schemes, options over

- 86,900 Ordinary Shares of US$0.50 each under The Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme; and
- 9,452 Ordinary Shares of US$0.50 each under The Anglo American plc SAYE scheme

have been exercised. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie

Companies Secretary

19 August 2002

END.